Filed Pursuant to Rule 424(b)(5)

Registration No. 333-107113

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 29, 2003)

25,000,000 Shares

Common Stock

         We are offering 25,000,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “TMTA.” On December 17, 2003, the reported last sale price for our common stock was $3.32 per share.

       Investing in our common stock involves significant risks and uncertainties. We are at an extremely uncertain stage in our development of new products. See the second paragraph on page S-1 and “Risk Factors” beginning on page S-5.

	Per Share	Total

Public Offering Price	$2.900	$72,500,000
Underwriting Discount	$0.174	$4,350,000
Proceeds, before expenses, to Transmeta	$2.726	$68,150,000

      We have granted the underwriters the right to purchase up to an additional 3,750,000 shares of our common stock to cover over-allotments.

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. It is illegal for any person to tell you otherwise.

Needham & Company, Inc.

A.G. Edwards & Sons, Inc.	U.S. Bancorp Piper Jaffray

The date of this prospectus supplement is December 17, 2003.

ABOUT THIS PROSPECTUS SUPPLEMENT
PROSPECTUS SUPPLEMENT SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN TRANSACTIONS
UNDERWRITING
VALIDITY OF COMMON STOCK
EXPERTS
INDEX TO FINANCIAL STATEMENTS
ABOUT THIS PROSPECTUS
PROSPECTUS SUMMARY
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES TO BE REGISTERED
COMMON STOCK
PREFERRED STOCK
DEBT SECURITIES
WARRANTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE

Page

PROSPECTUS SUPPLEMENT
About this Prospectus Supplement	ii
Prospectus Supplement Summary	S-1
Risk Factors	S-5
Special Note Regarding Forward-Looking Statements	S-19
Use of Proceeds	S-19
Price Range of Our Common Stock	S-20
Dividend Policy	S-20
Capitalization	S-21
Dilution	S-22
Selected Consolidated Financial Data	S-23
Management’s Discussion and Analysis of Financial Condition and Results of Operations	S-25
Business	S-35
Management	S-44
Certain Transactions	S-47
Underwriting	S-50
Validity of Common Stock	S-52
Experts	S-52
Index to Financial Statements	F-1
PROSPECTUS
About this Prospectus	i
Prospectus Summary	1
Special Note Regarding Forward-Looking Statements	2
Risk Factors	3
Use of Proceeds	3
Dividend Policy	3
Ratio of Earnings to Fixed Charges and Preferred Dividends	3
Plan of Distribution	3
Description of Securities to be Registered	5
Common Stock	5
Preferred Stock	8
Debt Securities	10
Warrants	18
Legal Matters	19
Experts	19
Where You Can Find More Information	19
Documents Incorporated by Reference	20

      You should rely only on the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated or deemed incorporated by reference herein or therein. We have not, and the underwriters have not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus supplement, the accompanying prospectus or the documents incorporated or deemed incorporated by reference herein or therein. We are not, and the underwriters are not, making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

      The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed incorporated by reference herein or therein, taken together, is complete and accurate as of the date of this prospectus supplement, but may have changed since that date.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

      This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC. This prospectus supplement describes the specific details of this offering, including the price, the amount of common stock being offered and the risks of investing in our common stock. The accompanying prospectus provides general information about us, some of which, such as the section entitled “Plan of Distribution,” may not apply to this offering. If the information in this prospectus supplement is inconsistent with information in the accompanying prospectus or information that is incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information about us described in the accompanying prospectus in the section entitled “Where You Can Find More Information.”

ii

PROSPECTUS SUPPLEMENT SUMMARY

      The items in the following summary are described in more detail in this prospectus supplement, the accompanying prospectus or in the documents incorporated or deemed incorporated by reference herein or therein. This summary provides an overview of selected information and does not contain all of the information that you should consider. Therefore, you should also read the more detailed information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein. All references to “we,” “us,” “our,” and similar terms refer to Transmeta and its subsidiaries on a consolidated basis.

      We are at an extremely uncertain stage in the development of our new TM8000 microprocessor products, which are critical to our future profitability. If we were to encounter serious problems in our new product development or manufacturing, the value of your investment would likely be very substantially reduced. See the second paragraph on page S-5.

The Company

      Transmeta designs, develops and sells highly efficient x86-compatible software-based microprocessors. We believe that our microprocessors deliver a compelling balance of low power consumption, high performance, low cost and small size. These advantages are valuable to a broad range of computing platforms, especially battery-operated mobile devices and applications that need high performance, low power consumption and low heat generation. Such platforms include notebook computers, ultra-personal computers, or UPCs, tablet PCs, thin clients, blade servers and embedded computers. Some of these platforms provide types of computer configurations that may reduce the total cost of ownership by reducing maintenance and support costs or the total number of computing platforms that must be supported in an enterprise.

      Advances in semiconductor technology have doubled the number of transistors that can be placed on the same size chip approximately every eighteen months, which is commonly known as Moore’s Law. Each transistor consumes power and generates heat. As a result, microprocessor power consumption and heat generation have increased significantly as the number of transistors has increased. As new x86-compatible computing platforms proliferate, the limitations of cost, size and power consumption for a given level of performance are becoming more acute. Meeting these demands with conventional microprocessors is becoming increasingly difficult.

      Unlike traditional microprocessors that are built entirely with silicon hardware, our microprocessor products utilize our innovative combination of software and hardware technology. A portion of the functionality of our microprocessors is implemented with software that allows the remaining functionality to be implemented with only a fraction of the number of logic transistors required in a conventional microprocessor. Because of this reduction in the number of logic transistors, our microprocessors consume less power and generate less heat.

      In October 2003, we introduced our second family of microprocessors, the Efficeon TM8000 series. To date we have shipped limited quantities of the initial 130 nanometer Efficeon product, the substantial majority of which have consisted of engineering samples and pre-production units. We have been shipping our first family of microprocessors, the Crusoe series, since 2000. We believe that the increased capabilities of the Efficeon family will enable us to address a substantially larger target market, particularly mainstream notebook computers. We believe our new Efficeon family delivers performance comparable to that of conventional x86-compatible mobile microprocessors, while providing the advantages of lower power consumption, lower cost and smaller size. We designed our Efficeon microprocessors to incorporate, without significant modification, our proprietary LongRun2 technology, which is designed to further reduce power consumption by controlling current leakage.

      The Efficeon family is currently being manufactured at Taiwan Semiconductor Manufacturing Company, or TSMC, using TSMC’s established 130 nanometer semiconductor manufacturing process that continues to be used for our Crusoe product family. We intend to use Fujitsu Microelectronics to manufacture our initial 90 nanometer Efficeon TM8000 microprocessors. We delivered to Fujitsu Microelectronics the design and specifications, or tape-out, of our Efficeon TM8000 microprocessor for implementation in its 90 nanometer foundry in November 2003. We expect to receive first silicon from this tape-out as early as January 2004, and we plan to begin volume shipments from this process in the second half of 2004.

      Our objective is to penetrate a broad range of computing markets by delivering energy-efficient x86-compatible microprocessors at a variety of compelling cost and performance points. Key elements of our strategy include:

•	to further develop and exploit the fundamental advantages of our software-based microprocessor technology;

•	to become the leading vendor of microprocessors in market segments where our balance of product features gives us a comparative advantage;

•	to maintain compatibility with leading edge industry standards;

•	to maintain a leadership position in low-power semiconductor technologies; and

•	to commercially exploit our power management technologies, such as LongRun and LongRun2 technologies, through licensing to the semiconductor industry.

      We currently sell our products to a number of the computing industry’s leaders. Based on revenue during the nine months ended September 30, 2003, our top five customers were Fujitsu, Hewlett-Packard, Sharp and two of our distributors, Siltrontech Electronics and Uniquest.

      The address of our principal executive offices is 3990 Freedom Circle, Santa Clara, California 95054 and our telephone number is (408) 919-3000. Our website address is www.transmeta.com. The information on our website is not part of this prospectus supplement or the accompanying prospectus.

      Transmeta®, the Transmeta logo, Crusoe®, the Crusoe logo, Code Morphing®, LongRun®, LongRunTM and EfficeonTM are trademarks of Transmeta Corporation in the United States and other countries. All other trademarks or trade names appearing in this prospectus supplement or the accompanying prospectus are the property of their respective owners.

The Offering

Common Stock offered by Transmeta	25,000,000 shares

Common Stock to be outstanding after the offering	167,505,193 shares

Use of proceeds	We intend to use the net proceeds to meet our working capital requirements and fund our operations, which are generating significant losses. See “Use of Proceeds.”

Nasdaq National Market symbol	TMTA

      The total number of shares of common stock outstanding after this offering is based on 142,505,193 shares outstanding as of December 15, 2003, and excludes:

•	33,173,404 shares of common stock issuable upon exercise of stock options outstanding, at a weighted average exercise price of $2.73 per share, under our stock plans;

•	4,219,434 additional shares of common stock reserved for future issuance under our equity incentive plan;

•	4,067,421 additional shares of common stock reserved for issuance under our employee stock purchase plan; and

•	566,228 additional shares of common stock reserved for issuance under various outstanding warrant agreements, at a weighted average exercise price of $1.68 per share.

      Unless otherwise specifically stated, information throughout this prospectus supplement assumes:

•	no exercise of outstanding options or warrants to purchase shares of common stock; and

•	no exercise of the underwriters’ over-allotment option to purchase up to 3,750,000 additional shares of common stock from us.

Summary Consolidated Financial Data

(in thousands, except per share data)

      We derived the summary consolidated financial information below for each of the years ended December 31, 2000, 2001 and 2002 from our audited consolidated financial statements, and the summary consolidated financial information below as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003 from our unaudited condensed consolidated financial statements, included elsewhere in this prospectus supplement. For ease of presentation, the accompanying financial information has been shown as ending on calendar annual and quarter ends for all annual and quarterly financial statement information, respectively. Fiscal years 2000, 2001 and 2002 consisted of 52 weeks each and ended on December 29, December 28 and December 27, respectively. The three-month periods ended September 27, 2002 and September 26, 2003 each consisted of 13 weeks. You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page S-25 and the financial statements and related notes beginning on page F-1.

      The “As Adjusted” information set forth below gives effect to the receipt by us of the net proceeds from the sale of 25,000,000 shares of our common stock in this offering at the public offering price of $2.90 per share, after deducting underwriting discounts and estimated offering expenses payable by us.

				Nine Months Ended
	Fiscal Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Consolidated Statement of Operations Data:
Net revenue	$16,180	$35,590	$24,247	$18,129	$13,759
Gross profit (loss)	6,719	(13,104)	7,120	5,682	1,236
Operating loss	(105,213)	(184,877)	(114,327)	(92,080)	(66,579)
Net loss	(97,705)	(171,251)	(109,966)	(88,280)	(65,720)

Net loss per share — basic and diluted	$(2.18)	$(1.33)	$(0.82)	$(0.66)	$(0.47)
Weighted average shares outstanding — basic and diluted	44,741	129,002	134,719	134,079	138,674

	As of September 30, 2003

	Actual	As Adjusted

	(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$74,433	$141,883
Working capital	61,110	128,560
Total assets	126,825	194,275
Long-term liabilities	17,636	17,636
Total stockholders’ equity	82,670	150,120

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should consider the following risk factors, as well as other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding to purchase any shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. If any of these risks occurs, our business could suffer, the market price of our common stock could decline and you could lose all or part of your investment in our common stock.

      Our ability to achieve future profitability depends primarily on the successful introduction of our new Efficeon TM8000 family of microprocessor products. We are just entering production of our first Efficeon products using a 130 nanometer CMOS process. We have only recently completed our initial design and specifications, or tape-out, and begun test manufacturing of future Efficeon products using a new 90 nanometer CMOS process by Fujitsu Microelectronics, a new foundry with which we have only very limited experience. We do not expect those first silicon test products to be available for testing until January 2004, at the earliest, and we expect them to exhibit problems that are normal for new silicon products. If those problems prove to be more serious than expected and cannot be remedied on a timely basis and at a reasonable cost, the value of your investment in the common stock would likely be very substantially reduced. For more information, see the second and third risk factors below.

We have a history of losses, expect to incur further significant losses and may never achieve or maintain profitability.

      Since our inception, we have incurred cumulative losses aggregating $520.6 million, including net losses of $110.0 million in 2002 and $65.7 million in the first nine months of 2003, which have reduced stockholders’ equity to $82.7 million at September 30, 2003. We currently expect to continue to incur losses under our current business plan until at least 2005.

      We have financed our operations primarily through sales of equity securities and, to a lesser extent, from product and license revenue and lease financing. As a result of our use of cash in the course of our business operations, our cash, cash equivalents and short-term investments have declined from a quarter-end high of $343.1 million as of December 31, 2000 to $74.4 million as of September 30, 2003. We shall use the net proceeds from the sale of common stock offered hereby to fund our operations, which are generating significant losses. We believe that the net proceeds of this offering will enable us to operate as a going concern for a period that extends at least through December 31, 2004. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”. However, whether we will be able to continue to operate as a going concern may be affected by a variety of factors, which may include our ability to achieve market acceptance for our Efficeon TM8000 products, significant unexpected technical or manufacturing problems we may experience in transitioning our Efficeon TM8000 microprocessor to a 90 nanometer manufacturing process or any significant problems we may face in selling our TM5800 microprocessors in additional market segments. Accordingly, it is possible that we might not be able to continue as a going concern even if this offering is completed.

      Our revenue must increase if we are to achieve profitability under our current business model. We cannot assure you that our revenue will increase or that we will ever achieve profitability. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or an annual basis.

Our future operating results will depend significantly on sales of our new Efficeon TM8000 products.

      Our future revenue and gross margins will be influenced in large part by the level of sales of our new Efficeon TM8000 products. Therefore, our future operating results will depend on the demand for these products from future customers. We have not yet generated significant revenue from the sale of our Efficeon TM8000 products. Our initial Efficeon TM8000 microprocessor manufactured using a 130 nanometer complementary metal oxide semiconductor, or CMOS, process is only just beginning to be shipped in the fourth quarter of 2003, and the substantial majority of shipments of this product to date have been of engineering samples and pre-production units. If we experience delays in manufacturing sufficient quantities of microprocessors, our target customers could design a competitor’s microprocessor into their product, which would lead to lost sales and impede our ability to generate market interest in our new microprocessor. If these products are not widely accepted by the market due to performance, price, compatibility or any other reason, significant demand for our new products may fail to materialize.

      We are seeking to transition the manufacturing of our Efficeon TM8000 microprocessors to a 90 nanometer CMOS process. We believe that successfully completing this transition will be important to our ability to achieve broad market acceptance of our Efficeon TM8000 microprocessors and to our ability to compete, particularly in market segments in which performance is a key competitive factor such as the notebook personal computer and blade server markets. We cannot be sure that we will successfully complete the development of, and introduce, the Efficeon TM8000 microprocessor manufactured using the 90 nanometer process. We do not expect to begin volume shipment of 90 nanometer Efficeon TM8000 microprocessors until the second half of 2004.

We could encounter a variety of technical and manufacturing problems that could delay or prevent the successful introduction of an Efficeon TM8000 microprocessor manufactured using a 90 nanometer process.

      Transitioning our TM8000 microprocessor to a 90 nanometer manufacturing process involves a variety of technical and manufacturing challenges. We intend to use Fujitsu Microelectronics to manufacture our initial 90 nanometer Efficeon TM8000 microprocessors. We delivered to Fujitsu Microelectronics the tape-out of our Efficeon TM8000 microprocessor for implementation in its 90 nanometer foundry in November 2003. We expect to receive silicon for testing as early as January 2004. Once we receive and test that first silicon, it is likely that we will determine that modifications will need to be made to address one or more problems identified in the testing process. Although we have anticipated that several revisions will need to be made before production, we cannot be sure that more revisions than anticipated will not be necessary or that we will not encounter more significant problems than expected. Fujitsu Microelectronics has limited experience with the 90 nanometer CMOS process and has not yet manufactured in volume using this process. We cannot be sure that Fujitsu Microelectronics’ 90 nanometer foundry will be qualified for production shipments on our planned schedule. For example, during 2001 we experienced yield problems as we migrated our products to smaller geometries, which caused increases in our product costs, delays in product availability and diversion of engineering personnel. If we encounter problems with the manufacture of the Efficeon TM8000 microprocessors using the 90 nanometer process that are more significant or take longer to resolve than we anticipate, our ability to increase our revenue would suffer and we could incur significant expenses.

Our Crusoe TM5800 microprocessors are experiencing decreasing demand from notebook computer manufacturers and are experiencing declining average selling prices. If we are unable to sell the TM5800 microprocessors into additional market segments or reduce our costs of production, our operating results will suffer.

      As our Crusoe TM5800 microprocessors have matured, demand for the TM5800 microprocessors from notebook computer manufacturers has declined in that market segment. We intend to seek to sell the TM5800 microprocessors into additional market segments such as the thin client, ultra-personal computer, or UPC, and embedded computer market segments, many of which are only beginning to be developed. We cannot be sure that we will be successful in selling the TM5800 microprocessors into these markets or that these markets will experience significant growth. In addition, the average selling price of the TM5800 microprocessors has decreased, and we expect that pricing pressure on the TM5800 microprocessors will continue to increase as sales of these microprocessors increasingly derive from geographies and market segments that traditionally demand lower average selling prices. If we are unable to achieve sufficient reductions in our costs of products sold, this decline in prices will adversely affect our gross margins.

The growth of our business depends in part upon the development of emerging markets and our ability to meet the needs of these markets.

      The growth of our business depends in part on acceptance and use of our products in new classes of devices such as tablet PCs, UPCs, high density servers and new embedded processor applications. We depend on the ability of our target customers to develop new products and enhance existing products for these markets that incorporate our products and to introduce and promote their products successfully. These new markets often rely on newly developed technologies, which will require extensive development and marketing before widespread acceptance is achieved, so the new markets may grow slowly, if at all. If the new markets do not grow as we anticipate, our target customers do not incorporate our products into theirs, or our products are not widely accepted by end users, our ability to increase our revenues would suffer. In addition, manufacturers within emerging markets may have widely varying requirements. To meet the requirements of different manufacturers and markets, we may be required to change our product design or features, sales methods or pricing policies. The costs of addressing these requirements could be substantial and could delay or prevent any improvement in our operating results.

Our future revenue depends in part upon our ability to penetrate additional segments of the notebook computer market.

      Historically, our sales in the notebook computer market have primarily been in the market segment consisting of thin and light notebook computers for which low heat generation and power consumption are particularly critical. Our ability to increase our revenues in the future will depend in significant part on our ability to market our new Efficeon TM8000 microprocessors in additional segments of the notebook computer market in which microprocessor performance is a more significant factor. These notebook market segments are intensely competitive and dominated by Intel. We have not succeeded in deriving significant revenues from sales of our microprocessors in these market segments in the past and cannot be sure that we will successfully market and sell our microprocessor products in these market segments in the future.

      Due to our software-based approach to microprocessor design, we have been required, and expect to continue to be required, to devote substantial resources to educate prospective customers in the notebook computer market about the benefits of our products and to assist potential customers with their designs. In addition, since computer products generally are designed to incorporate a specific microprocessor, original equipment manufacturers, or OEMs, must design new products to utilize different microprocessors such as our products. Given the complexity of these computer products and their many components, designing new products requires significant investments. For instance, OEMs may need to design new computer casings, basic input/output system, or BIOS, software and motherboards. Our target customers may not choose our products for technical, performance, packaging, novelty, design cost or other reasons. If our products fail to achieve widespread acceptance in the notebook computer market, our ability to increase our revenue would likely be seriously harmed.

If we need additional financing, we may not be able to raise further financing or it may only be available on terms unfavorable to us or our stockholders.

      We have a history of substantial losses, and expect to incur future losses. Demonstrating the effects of these losses on our cash balances, during the past 12 months our cash and cash equivalents and short-term investments balances have decreased by $81.4 million, from $155.8 million as of September 30, 2002 to $74.4 million as of September 30, 2003. As we shift our product mix to our next family of microprocessors, the Efficeon TM8000, and as we continue to develop new or enhance existing products or services in line with our business model, we expect that, as a result of an increased level of operations, our cash expenditures will increase. Although we intend to use the net proceeds from this offering to increase our working capital and fund our operations, which are generating significant losses, we cannot be sure that the net proceeds from this offering will be sufficient for this purpose. If the revenue that we generate falls below our expectations, we could utilize our existing cash resources, together with the net proceeds of this offering, faster than we expect. In addition, we may begin to generate positive cash flow from operations later than anticipated or we may never generate positive cash flow from operations. As a result, we may need significant additional funds. A variety of other business contingencies could contribute to our need for funds in the future, including the need to:

•	fund expansion;

•	fund marketing expenditures;

•	develop new products or enhance existing products;

•	enhance our operating infrastructure;

•	hire additional personnel;

•	respond to customer concerns about our viability;

•	respond to competitive pressures; or

•	acquire complementary businesses or technologies.

      If we were to raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced, and these newly issued securities might have rights, preferences or privileges senior to those of our then-existing stockholders. Additional financing might not be available on terms favorable to us, or at all. For example, in order to raise equity financing, we may decide to sell our stock at a discount of our then current trading price, which may have an adverse effect on our future trading price. If adequate funds were not available on acceptable terms or at all, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products or otherwise respond to competitive pressures would be significantly limited.

We face intense competition in the x86-compatible microprocessor market. Many of our competitors are much larger than we are and have significantly greater resources. We may not be able to compete effectively.

      The market for microprocessors is intensely competitive. We may not be able to compete effectively against current and potential competitors, especially those with significantly greater resources and market leverage. Competition may cause price reductions, reduced gross margins and loss of market share, any one of which could significantly reduce our future revenue and increase our losses. For example, we may determine to lower the prices of our products in order to increase or maintain market share, which would likely increase our losses.

      Significant competitors in the x86-compatible microprocessor product market include Intel, Advanced Micro Devices and VIA Technologies. Our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and significantly larger customer bases than we do. Our competitors may be able to develop products comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends and customer requirements, and devote greater resources to the development, promotion and sale of their products than we can. Many of our competitors also have well-established relationships with our existing and prospective customers and suppliers. As a result of these factors, many of our competitors, either alone or with other companies, have significant influence in our target markets that could outweigh any advantage that we may possess. For example, negotiating and maintaining favorable customer and strategic relationships are and will continue to be critical to our business. If our competitors use their influence to negotiate strategic relationships on more favorable terms than we are able to negotiate, or if they structure relationships that impair our ability to form strategic relationships, our competitive position and our business would be substantially damaged.

      In particular, Intel has dominated the market for x86-compatible microprocessors for many years. We may be adversely affected by Intel’s pricing decisions, product mix and introduction schedules, marketing strategies and influence over industry standards and other market participants and the loyalty of consumers to the Intel brand. We cannot be sure that we can compete effectively against Intel even in the market segments that we intend to target.

      In 2003, Intel introduced a new microprocessor that is focused on the notebook computer market segment and designed to consume less power than its prior microprocessors. We expect that Intel, and potentially other microprocessor companies, will increasingly seek to offer microprocessors specifically targeted at many of the same market segments that we intend to serve, which could adversely affect our ability to compete successfully.

      Furthermore, our competitors may merge or form strategic relationships that might enable them to offer, or bring to market earlier, products that are superior to ours in terms of features, quality, pricing or other factors. We expect additional competition from other established and emerging companies and technologies.

We may experience manufacturing difficulties that could increase the cost and reduce the supply of our products.

      The fabrication of wafers for our microprocessors is a highly complex and precise process that requires production in a tightly controlled, clean room environment. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause numerous die on each wafer to be nonfunctional. The proportion of functional die expressed as a percentage of total die on a wafer is referred to as product “yield.” Semiconductor companies frequently encounter difficulties in achieving expected product yields, particularly when introducing new products. Yield problems may not be identified and resolved until a product has been manufactured and can be analyzed and tested, if ever. As a result, yield problems are often difficult, time-consuming and expensive to correct. We have experienced yield problems in the past, and we may experience yield problems in the future that impair our ability to deliver our products to our customers, increase our costs, adversely affect our margins and divert the efforts of our engineering personnel. Difficulties in achieving the desired yields often occur in the early stages of production of a new product or in the migration of manufacturing processes to smaller geometries. We could experience difficulties in achieving desired yields or other manufacturing problems as we commence production of our initial Efficeon TM8000 products that could delay our ability to introduce Efficeon TM8000 products in volume, adversely affect our costs and gross margins and harm our reputation. In addition, we could also experience these difficulties as we seek to migrate the Efficeon TM8000 products to a 90 nanometer process technology, which poses significant technical challenges and in which neither we nor Fujitsu Microelectronics, which we intend to use to manufacture these products, has significant experience. Even with functional die, normal variations in wafer fabrication can cause some die to run faster than others. Variations in speed yield could lead to excess inventory of the slower, less valuable die, a resulting unfavorable impact on gross margins and an insufficient inventory of faster products, depending upon customer demand.

Our lengthy and variable sales cycles make it difficult for us to predict when and if a design win will result in volume shipments.

      We depend upon other companies designing our microprocessors into their products, which we refer to as design wins. Many of our targeted customers consider the choice of a microprocessor to be a strategic decision. Thus our targeted customers may take a long time to evaluate our products, and many individuals may be involved in the evaluation process. We anticipate that the length of time between our initial contact with a customer and the time when we recognize revenue from that customer will vary. We expect our sales cycles to range typically from six to 12 months, or more, from the time we achieve a design win to the time the customer begins volume production of products that incorporate our microprocessors. We do not have historical experience selling our products that is sufficient for us to determine accurately how our sales cycles will affect the timing of our revenue. Variations in the length of our sales cycles could cause our revenue to fluctuate widely from period to period. While potential customers are evaluating our products and before they place an order with us, we may incur sales and marketing expenses and expend significant management and engineering resources without any assurance of success. The value of any design win depends upon the commercial success of our customers’ products. If our customers cancel projects or change product plans, we could lose anticipated sales. We can offer no assurance that we will achieve further design wins or that the products for which we achieve design wins will ultimately be introduced or will, if introduced, be commercially successful.

If we fail to forecast demand for our products accurately, we could lose sales and incur inventory losses.

      The demand for our products depends upon many factors and is difficult to forecast. Many shipments of our products may be made near the end of the fiscal quarter, which makes it difficult to estimate demand for our products. We expect that it will become more difficult to forecast demand as we introduce new products and as competition in the markets for our products intensifies. Significant unanticipated fluctuations in demand have caused, and in the future could cause, problems in our operations.

      The lead-time required to fabricate large volumes of wafers is often longer than the lead-time our customers provide to us for delivery of their product requirements. Therefore, we often must place our orders in advance of expected purchase orders from our customers. As a result, we have only a limited ability to react to fluctuations in demand for our products, which could cause us to have either too much or too little inventory of a particular product. If demand does not develop as we expect, we could have excess production. Excess production would result in excess inventories of product, which would use cash and could result in inventory write-downs and write-offs. We have limited capability to reduce ongoing production once wafer fabrication has commenced. Further, as we introduce product enhancements and new products, and improve our manufacturing processes, demand for our existing products decreases. Conversely, if demand exceeds our expectations, Taiwan Semiconductor Manufacturing Company, or TSMC, or Fujitsu Microelectronics might not be able to fabricate wafers as quickly as we need them. Also, Advanced Semiconductor Engineering, or ASE, might not be able to increase assembly functions in a timely manner. In that event, we would need to increase production and assembly rapidly or find, qualify and begin production and assembly at additional manufacturers or providers of assembly and test services, which may not be possible within a time frame acceptable to our customers. The inability of our product manufacturer or ASE to increase production rapidly enough could cause us to fail to meet customer demand. In addition, rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and other expenses. These higher costs could lower our gross margins.

We currently derive a substantial portion of our revenue from a small number of customers, and our revenue would decline significantly if any major customer were to cancel, reduce or delay a purchase of our products.

      Sales to three customers in the aggregate accounted for 64% of net product revenue in the first nine months of 2003. These customers are located in Asia, which subjects us to economic cycles in that area as well as the geographic areas in which they sell their products containing our microprocessors. We expect that a small number of customers and distributors will continue to account for a significant portion of our revenue. Our future success will depend upon the timing and size of future purchase orders, if any, from these customers and new customers and, in particular:

•	the success of our customers in marketing products that incorporate our products;

•	the product requirements of our customers; and

•	the financial and operational success of our customers.

      We expect that our sales to OEM customers will continue to be made on the basis of purchase orders rather than long-term commitments. In addition, customers can delay, modify or cancel orders without penalty. Many of our customers and potential customers are significantly larger than we are and have sufficient bargaining power to demand reduced prices and favorable nonstandard terms. The loss of any major customer, or the delay of significant orders from these customers, could reduce or delay our recognition of revenue.

      We have entered into distributor agreements and rely in part on distributors and stocking representatives for sales of our products in large territories, including Japan, Taiwan, Hong Kong, Europe, China, Korea and North America. These agreements do not contain minimum purchase commitments.

Additionally, we have entered into agreements with manufacturers’ representatives in North America and Europe. Any distributor, stocking representative or manufacturers’ representative that fails to emphasize sales of our products, chooses to emphasize alternative products or devices or to promote products of our competitors might not sell a significant amount or any of our products.

If our customers are not able to obtain the other components necessary to build their systems, sales of our products could be delayed or cancelled.

      Suppliers of other components incorporated into our customers’ systems may experience shortages, which could reduce the demand for our products. For example, from time to time, the computer and semiconductor industries have experienced shortages of some materials and devices, such as memory components, displays, and storage devices. Our customers could defer or cancel purchases of our products if they are not able to obtain the other components necessary to build their systems.

We rely on an independent foundry that has no obligation to provide us with fixed pricing or production capacity for the fabrication of our wafers, and our business will suffer if we are unable to obtain sufficient production capacity on favorable terms.

      We do not have our own manufacturing facilities and, therefore, must rely on third parties to manufacture our products. We currently rely on TSMC in Taiwan to fabricate the wafers for all of our current products and intend to rely on Fujitsu Microelectronics in Japan to manufacture our initial 90 nanometer Efficeon TM8000 products. As is common in the industry, we do not have a manufacturing contract with TSMC that guarantees any particular production capacity or any particular price, and although we have not yet entered into a definitive manufacturing agreement with Fujitsu Microelectronics, we cannot be assured that we will have any guaranteed production capacity with Fujitsu Microelectronics. The Fujitsu Microelectronics 90 nanometer foundry has relatively limited capacity and we cannot be sure that sufficient capacity will be available at that foundry to enable us to manufacture our initial 90 nanometer Efficeon TM8000 products in the quantities that we would desire if these products were to achieve rapid market acceptance.

      These foundries may allocate capacity to other companies’ products while reducing the capacity available to us on short notice. Foundry customers that are larger than we and have greater economic resources, that have long-term agreements with these foundries or that purchase in significantly larger volumes than we may cause these foundries to reallocate capacity to them, decreasing the capacity available to us. In addition, these foundries could, with little or no notice, refuse to continue to fabricate all or some of the wafers that we require. If these foundries were to stop manufacturing for us, we would likely be unable to replace the lost capacity in a timely manner. Transferring to another manufacturer would require a significant amount of time and money. As a result, we could lose potential sales and fail to meet existing obligations to our customers. These foundries could also, with little or no notice, change the terms under which they manufacture for us, which could cause our manufacturing costs to increase substantially.

Our reliance on TSMC and, in the future, Fujitsu Microelectronics to fabricate our wafers limits our ability to control the production, supply and delivery of our products.

      Our reliance on third-party manufacturers exposes us to a number of risks outside our control, including the following:

•	unpredictability of manufacturing yields and production costs;

•	interruptions in shipments;

•	inability to control quality of finished products;

•	inability to control product delivery schedules;

•	potential lack of access to key fabrication process technologies; and

•	potentially greater exposure to misappropriation of our intellectual property.

We depend on ASE to provide assembly and test services. If ASE were to cease providing services to us in a timely manner and on acceptable terms, our business would suffer.

      We rely on ASE, which is located in Taiwan, for the majority of our assembly and test services. We do not have a contract with ASE for test and assembly services, and we typically procure these services from ASE on a per order basis. ASE could cease to perform all of the services that we require, or could change the terms upon which it performs services for us. If we were required to find and qualify alternative assembly or testing services, we could experience delays in product shipments, increased product costs or a decline in product quality. In addition, as a result of our reliance on ASE, we do not directly control our product delivery schedules. If ASE were not to provide high quality services in a timely manner, our costs could increase, we could experience delays in the delivery of our products and our product quality could suffer.

If our products are not compatible with industry standards, hardware that our customers design into their systems or that is used by end-users or software applications or operating systems for x86-compatible microprocessors, market acceptance of our products and our ability to maintain or increase our revenues would suffer.

      Our products are designed to function as components of a system. If our customers experience system-level incompatibilities between our products and the other components in their systems, we could be required to modify our products to overcome the incompatibilities or delay shipment of our products until the manufacturers of other components modify their products or until our customers select other components. These events would delay purchases of our products, cause orders for our products to be cancelled or result in product returns.

      In addition, to gain and maintain market acceptance, our microprocessors must not have significant incompatibilities with software for x86-compatible microprocessors, and in particular, the Windows operating systems, or hardware used by end-users. Software applications, games or operating systems with machine-specific routines programmed into them can result in specific incompatibilities. If a particular software application, game or operating system is programmed in a manner that makes it unable to respond correctly to our microprocessor, it will appear to users of that software that our microprocessor is not compatible with that software. Software or hardware incompatibilities that are significant or are perceived to be significant could hinder our products from achieving or maintaining market acceptance and impair our ability to increase our revenues.

      In an effort to test and ensure the compatibility of our products with hardware and software for x86-compatible microprocessors, we rely on the cooperation of third-party hardware and software companies, including manufacturers of graphics chips, motherboards, BIOS software and other components. All of these third-party designers and manufacturers produce chipsets, motherboards, BIOS software and other components to support each new generation of Intel’s microprocessors, and Intel has significant leverage over their business opportunities. If these third parties were to cease supporting our microprocessor products, our business would suffer.

Our products may have defects that could damage our reputation, decrease market acceptance of our products, cause us to lose customers and revenue and result in liability to us.

      Highly complex products such as our microprocessors may contain hardware or software defects or bugs for many reasons, including design issues or defective materials or manufacturing processes. Often, these defects and bugs are not detected until after the products have been shipped. If any of our products contains defects, or has reliability, quality or compatibility problems, our reputation might be damaged significantly and customers might be reluctant to buy our products, which could result in the loss of or failure to attract customers. In addition, these defects could interrupt or delay sales. We may have to invest significant capital and other resources to correct these problems. If any of these problems is not found until after we have commenced commercial production of a new product, we might incur substantial additional development costs. If we fail to provide solutions to the problems, such as software patches, we could also incur product recall, repair or replacement costs. These problems might also result in claims against us by our customers or others. In addition, these problems might divert our technical and other resources from other development efforts. Moreover, we would likely lose, or experience a delay in, market acceptance of the affected product or products, and we could lose credibility with our current and prospective customers. This is particularly significant as we are a new entrant to a market dominated by large well-established companies.

We are subject to general economic and market conditions.

      Our business is subject to the effects of general economic conditions in the United States and worldwide and, in particular, market conditions in the semiconductor and computer industries. In 2001, 2002 and through parts of 2003, our operating results were adversely affected by unfavorable global economic conditions and reduced information technology spending, particularly in Japan, where we currently generate a substantial portion of our revenue. These adverse conditions resulted in decreased demand for notebook computers and, as a result, our products, which are components of notebook computers. Further, demand for our products decreases as computer manufacturers seek to manage their component and finished product inventory levels. If the economic conditions in Japan and worldwide do not improve, or worsen, we may continue to experience material adverse effects on our business, operating results and financial condition.

The cyclical nature of the semiconductor industry could create fluctuations in our operating results.

      The semiconductor industry has historically been cyclical and characterized by wide fluctuations in product supply and demand. From time to time, the industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. Industry downturns have been characterized by diminished product demand, production overcapacity and accelerated decline in average selling prices, and in some cases have lasted for more than a year. The industry experienced a downturn of this type in 1997 and 1998, and began experiencing a downturn again in 2001. Our revenue has decreased, in part due to industry-wide downturns, and could decrease further. In addition, we may determine to lower our prices of our products to increase or maintain market share, which would likely harm our operating results.

If we do not keep pace with technological change, our products may not be competitive and our revenue and operating results may suffer.

      The semiconductor industry is characterized by rapid technological change, frequent new product introductions and enhancements, and ongoing customer demands for greater performance. In addition, the average selling price of any particular microprocessor product has historically decreased substantially over its life, and we expect that trend to continue. As a result, our products may not be competitive if we fail to introduce new products or product enhancements that meet evolving customer demands. It may be difficult or costly for us, or we may not be able, to enhance existing products to fully meet customer demands. For instance, in order to meet the demands of our customers for enhancement of our existing products, we may incur manufacturing or other costs that would harm our operating margins and financial condition. Further, we may not achieve further design wins with current customers unless we continue to meet their evolving needs by developing new products. The development of new products is complex, and we may not be able to complete development in a timely manner, or at all. To introduce and improve products on a timely basis, we must:

•	accurately define and design new products to meet market needs;

•	design features that continue to differentiate our products from those of our competitors;

•	transition our products to new manufacturing process technologies;

•	identify emerging technological trends in our target markets;

•	anticipate changes in end-user preferences with respect to our customers’ products;

•	bring products to market on a timely basis at competitive prices; and

•	respond effectively to technological changes or product announcements by others.

We believe that we will need to continue to enhance our products and develop new products to keep pace with competitive and technological developments and to achieve market acceptance for our products. We may incur significant research and development, manufacturing or other costs that would harm our operating margins and financial conditions, in our development efforts. These efforts may not result in enhanced products, or in additional product sales. Accordingly, these investments may not provide us with an acceptable return, or any return at all.

Advances in battery design, cooling systems and power management systems could adversely affect our ability to achieve widespread market acceptance for our products.

      We believe that our ability to achieve widespread market acceptance for our products will depend in large part on whether potential purchasers of our products believe that the low power usage of our products is a substantial benefit. Advances in battery technology, or energy technologies such as fuel cell technologies, that offer increased battery life and enhanced power capacity, as well as the development and introduction of more advanced cooling systems, may make microprocessor power consumption a less important factor to our customers and potential customers. These developments, or developments in power management systems by third parties, may adversely affect our ability to market and sell our products and increase our revenues.

Our products may infringe the intellectual property rights of others, which may cause us to become subject to expensive litigation, cause us to incur substantial damages, require us to pay significant license fees or prevent us from selling our products.

      Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. We cannot be certain that our products do not and will not infringe issued patents, patents that may be issued in the future, or other intellectual property rights of others. In addition, leading companies in the semiconductor industry have extensive intellectual property portfolios with respect to semiconductor technology. From time to time, third parties, including these leading companies, may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies and related methods that are important to us. We expect that we may become subject to infringement claims as the number of products and competitors in our target markets grows and the functionality of products overlaps. We have received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products. Litigation may be necessary in the future to defend against claims of infringement or invalidity, to determine the validity and scope of the proprietary rights of others, to enforce our intellectual property rights, or to protect our trade secrets. We may also be subject to claims from customers for indemnification. Any resulting litigation, regardless of its resolution, could result in substantial costs and diversion of resources.

      If it were determined that our products infringe the intellectual property rights of others, we would need to obtain licenses from these parties or substantially reengineer our products in order to avoid infringement. We might not be able to obtain the necessary licenses on acceptable terms, or at all, or to reengineer our products successfully. Moreover, if we are sued for infringement and lose the suit, we could be required to pay substantial damages or be enjoined from licensing or using the infringing products or technology. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products.

If we are unable to protect our proprietary rights adequately, our competitors might gain access to our technology and we might not compete successfully in our markets.

      We believe that our success will depend in part upon our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secret laws and contractual obligations with employees and third parties to protect our proprietary rights. These legal protections provide only limited protection and may be time consuming and expensive to obtain and enforce. If we fail to protect our proprietary rights adequately, our competitors might gain access to our technology. As a result, our competitors might offer similar products and we might not be able to compete successfully in our market. Moreover, despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Also, our competitors may independently develop similar, but not infringing, technology, duplicate our products, or design around our patents or our other intellectual property. In addition, other parties may breach confidentiality agreements or other protective contracts with us, and we may not be able to enforce our rights in the event of these breaches. Furthermore, we expect that we will increase our international operations in the future, and the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. We may be required to spend significant resources to monitor and protect our intellectual property rights.

      Our pending patent and trademark applications may not be approved. Our patents, including any patents that may result from our patent applications, may not provide us with any competitive advantage or may be challenged by third parties. If challenged, our patents might not be upheld or their claims could be narrowed. We may initiate claims or litigation against third parties based on our proprietary rights. Any litigation surrounding our rights could force us to divert important financial and other resources from our business operations.

We might not experience growth in our licensing revenues.

      Although licensing revenue for the nine months ended September 30, 2003 was $850,000, the corresponding period in 2002 did not include any licensing revenue, and we may not recognize significant licensing revenue in the future. License transactions often have a long sales cycle and can result in additional liability, such as indemnification obligations. In addition, the amount of revenue we recognize under some of our license transactions can depend significantly upon product sales by the licensees, over which we will have no control. While we anticipate that we will continue to license our technology to licensees, we cannot predict the timing or the extent of any future licensing revenue, and recent levels of license revenues may not be indicative of future periods.

We might not be able to execute on our business plan if we lose key management or technical personnel, on whose knowledge, leadership and technical expertise we rely.

      Our success depends heavily upon the contributions of our key management and technical personnel, whose knowledge, leadership and technical expertise would be difficult to replace. Many of these individuals have been with us for several years and have developed specialized knowledge and skills relating to our technology and business. Others have joined us in senior management roles only recently. In March 2003, Arthur L. Swift joined us as senior vice president of marketing. All of our executive officers and key personnel are employees at will. We have no employment contracts and do not maintain key person insurance on any of our personnel. We might not be able to execute on our business plan if we were to lose the services of any of our key personnel. If any of these individuals were to leave our company unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor develops the necessary training and experience.

We will not be able to grow our business if we are unable to hire, train and retain sales, marketing, operations, engineering and finance personnel.

      To grow our business successfully and maintain a high level of quality, we will need to recruit, train, retain and motivate highly skilled sales, marketing, engineering and finance personnel. We will need to develop our sales and marketing organizations in order to increase market awareness of our products and to increase revenue. In addition, as a company focused on the development of complex products, we will need to hire skilled engineering staff of various experience levels in order to meet our product roadmap. We may not be able to hire on a timely basis a sufficient number of skilled employees, which could lead to delays in product deliveries or the development of new products. Competition for skilled employees, particularly in the San Francisco Bay Area, is intense. We may have difficulty recruiting potential employees and retaining our key personnel if prospective or current employees perceive the equity component of our compensation package to be less valuable than that of other employers.

The evolution of our business could place significant strain on our management systems, infrastructure and other resources, and our business may not succeed if we fail to manage it effectively.

      Our ability to implement our business plan in a rapidly evolving market requires effective planning and management process. Changes in our business plans could place significant strain on our management systems, infrastructure and other resources. In addition, we expect that we will continue to improve our financial and managerial controls and procedures. We will also need to expand, train and manage our workforce worldwide. Furthermore, we expect that we will be required to manage an increasing number of relationships with suppliers, manufacturers, customers and other third parties. If we fail to manage change effectively, our employee-related costs and employee turnover could increase and our business may not succeed.

We have significant international operations and plan to expand our international operations, which exposes us to risk and uncertainties.

      We believe that we must expand our international sales and distribution operations to be successful. We have sold, and in the future we expect to sell, most of our products to customers in Asia. In addition, TSMC and ASE are located in Taiwan, and the Fujitsu Microelectronics foundry we intend to use for our initial 90 nanometer product is located in Japan. As part of our international expansion, we have personnel in Taiwan, Japan and Europe who provide sales and customer support. We have appointed distributors, stocking representatives and manufacturers’ representatives to sell products in Japan, Taiwan, Hong Kong, Europe, China, Korea and North America. In addition, we generally ship our products from a third-party warehouse facility located in Hong Kong. In attempting to conduct and expand business internationally, we are exposed to various risks that could adversely affect our international operations and, consequently, our operating results, including:

•	difficulties and costs of staffing and managing international operations;

•	fluctuations in currency exchange rates;

•	unexpected changes in regulatory requirements, including imposition of currency exchange controls;

•	longer accounts receivable collection cycles;

•	import or export licensing requirements;

•	problems in the timeliness or quality of product deliveries;

•	potentially adverse tax consequences;

•	major health concerns, such as SARS;

•	political and economic instability, for example as a result of tensions between Taiwan and the People’s Republic of China; and

•	potentially reduced protection for intellectual property rights.

Our operating results are difficult to predict and fluctuate significantly. A failure to meet the expectations of securities analysts or investors could result in a substantial decline in our stock price.

      Our operating results fluctuate significantly from quarter to quarter, and we expect that our operating results will fluctuate significantly in the future as a result of one or more of the risks described in this section or as a result of numerous other factors. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. Our stock price has declined substantially since our stock began trading publicly. If our future operating results fail to meet or exceed the expectations of securities analysts or investors, our stock price would likely decline further in the future.

      A large portion of our expenses, including rent and salaries, is fixed and difficult to reduce. Our expenses are based in part on expectations for our revenue. If our revenue does not meet our expectations, the adverse effect of the revenue shortfall upon our operating results may be acute in light of the fixed nature of our expenses. We often make many shipments of our products at or near the end of the fiscal quarter, which makes it difficult to estimate or adjust our operating activities quickly in response to a shortfall in expected revenue.

The price of our common stock has been volatile and is subject to wide fluctuations.

      The market price of our common stock has been volatile and is likely to remain to be subject to wide fluctuations in the future. Many factors could cause the market price of our common stock to fluctuate, including:

•	variations in our quarterly results;

•	market conditions in our industry, the industries of our customers and the economy as a whole;

•	announcements of technological innovations by us or by our competitors;

•	introductions of new products or new pricing policies by us or by our competitors;

•	acquisitions or strategic alliances by us or by our competitors;

•	recruitment or departure of key personnel;

•	the gain or loss of significant orders;

•	the gain or loss of significant customers; and

•	changes in the estimates of our operating performance or changes in recommendations by securities analysts.

      In addition, the stock market generally and the market for semiconductor and other technology-related stocks in particular experienced a decline during 2000, 2001 and through 2002, and could decline further, which could cause the market price of our common stock to fall for reasons not necessarily related to our business, results of operations or financial condition. The market price of our stock also might decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Accordingly, you may not be able to resell your shares of common stock at or above the price you paid. Securities litigation is often brought against a company following a period of volatility in the market price of its securities, and we have been subject to such litigation in the past. Any such lawsuits in the future will divert management’s attention and resources from other matters, which could also adversely affect our business and the price of our stock.

Our California facilities and the facilities of third parties upon which we rely to provide us critical services are located in regions that are subject to earthquakes and other natural disasters.

      Our California facilities, including our principal executive offices, are located near major earthquake fault lines. If there is a major earthquake or any other natural disaster in a region where one of our facilities is located, our business could be materially and adversely affected. In addition, TSMC, upon which we currently rely to fabricate our wafers, and ASE, upon which we currently rely for the majority of our assembly and test services, are located in Taiwan. Fujitsu Microelectronics, which we expect will fabricate a significant amount of our wafers in the future, is located in Japan. Taiwan and Japan have experienced significant earthquakes and could be subject to additional earthquakes in the future. Any earthquake or other natural disaster in these areas could materially disrupt our manufacturer’s production capabilities and ASE’s assembly and test capabilities and could result in our experiencing a significant delay in delivery, or substantial shortage, of wafers and possibly in higher wafer prices.

Our certificate of incorporation and bylaws, stockholder rights plan and Delaware law contain provisions that could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

      Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

•	establishing a classified board of directors so that not all members of our board may be elected at one time;

•	providing that directors may be removed only “for cause” and only with the vote of 66 2/3% of our outstanding shares;

•	requiring super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

•	authorizing the issuance of “blank check” preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	limiting the ability of our stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders; and

•	establishing advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

      In addition, the stockholder rights plan, which we implemented in 2002, and Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control.

Recently enacted and proposed changes in securities laws and regulations are likely to increase our costs.

      The Sarbanes-Oxley Act of 2002 requires changes in some of our corporate governance, public disclosure and compliance practices. The Act also requires the SEC to promulgate new rules on a variety of subjects. In addition to final rules and rule proposals already made by the SEC, the National Association of Securities Dealers has adopted revisions to its requirements for companies, such as us, that are listed on the Nasdaq National Market. We expect these developments to increase our legal and financial compliance costs, and to make some activities, such as SEC reporting requirements, more difficult. Additionally, we expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments could make it more difficult for us to attract qualified executive officers and attract and retain qualified members of our board of directors, particularly to serve on our audit committee. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      We have made statements under the captions “Prospectus Supplement Summary,” “Risk Factors,” “Use of Proceeds,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus supplement that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have also made forward-looking statements in the accompanying prospectus and the documents incorporated by reference. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “could,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative or plural of these words and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, include statements concerning, among other things, our business strategy, anticipated trends or developments in our business and the markets in which we operate, revenues, gross margin, operating expenses, research and development programs, sales and marketing initiatives, and competition. These statements are not guarantees and are only predictions based on our current expectations and projections about future events. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement, the date of the accompanying prospectus or the dates of the documents incorporated by reference. We undertake no obligation to update any of these statements for any reason. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these statements. These factors include the matters discussed under the caption entitled “Risk Factors.” You should carefully consider the numerous risks and uncertainties described under “Risk Factors.”

      You should read this prospectus supplement, the accompanying prospectus and the documents that we incorporate by reference in this prospectus supplement and the accompanying prospectus completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

      We estimate that the net proceeds to us from the sale of 25,000,000 shares of common stock offered by this prospectus will be $67,450,000 ($77,672,500 if the underwriters exercise in full their over-allotment option to purchase 3,750,000 additional shares of common stock from us) after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from the sale of the common stock offered by this prospectus supplement and the accompanying prospectus to meet our working capital requirements and fund our operations, which are generating significant losses. We may invest the net proceeds temporarily until we use them for their stated purpose.

PRICE RANGE OF OUR COMMON STOCK

      Our common stock is traded on the Nasdaq National Market under the symbol “TMTA.” The following table shows the high and low sale prices for our common stock as reported by the Nasdaq National Market during the fiscal quarters indicated:

	High	Low

Year Ended December 31, 2001
First Quarter	$37.25	$12.00
Second Quarter	25.00	5.12
Third Quarter	5.55	1.25
Fourth Quarter	3.22	1.17
Year Ended December 31, 2002
First Quarter	$4.47	$2.15
Second Quarter	3.87	1.79
Third Quarter	2.34	0.85
Fourth Quarter	1.64	0.74
Year Ended December 31, 2003
First Quarter	$1.62	$1.05
Second Quarter	1.90	0.91
Third Quarter	3.59	1.41
Fourth Quarter (through December 17, 2003)	5.51	2.75

      The reported last sale price of our common stock on The Nasdaq National Market on December 17, 2003 was $3.32 per share. As of December 17, 2003, there were approximately 591 holders of record of our common stock.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock or other securities and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain our earnings, if any, for future growth. Future dividends on our common stock or other securities, if any, will be at the discretion of our board of directors and will depend on, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant.

CAPITALIZATION

      The following table sets forth our unaudited actual capitalization as of September 30, 2003 and as adjusted to give effect to the issuance and sale by us of 25,000,000 shares of common stock in this offering at the public offering price of $2.90 per share, after deducting underwriting discounts and estimated offering expenses payable by us. This capitalization table should be read in conjunction with our unaudited condensed consolidated financial statements and related notes as of September 30, 2003, included elsewhere in this prospectus supplement.

	As of September 30, 2003

	Actual	As Adjusted

	(in thousands)
Long-term payables, long-term restructuring charges, long-term debt and capital lease obligations, net of current portion	17,636	17,636
Stockholders’ equity:
Preferred stock, $0.00001 par value, 5,000,000 authorized shares, no shares issued and outstanding	—	—
Common stock, $0.00001 par value, 1,000,000,000 authorized shares, 140,913,985 shares issued and outstanding and 165,913,985 shares issued and outstanding, as adjusted	606,814	674,264
Treasury stock	(2,439)	(2,439)
Deferred stock compensation	(1,046)	(1,046)
Accumulated other comprehensive loss	(11)	(11)
Accumulated deficit	(520,648)	(520,648)

Total stockholders’ equity	82,670	150,120

Total capitalization	$100,306	$167,756

      The total number of shares of common stock outstanding after this offering is based on 140,913,985 shares outstanding as of September 30, 2003. As of December 15, 2003, the total number of shares of common stock outstanding was 142,505,193, and excluded:

•	33,173,404 shares of common stock issuable upon exercise of stock options outstanding, at a weighted average exercise price of $2.73 per share, under our stock plans;

•	4,219,434 additional shares of common stock reserved for future issuance under our equity incentive plan;

•	4,067,421 additional shares of our common stock reserved for issuance under our employee stock purchase plan; and

•	566,228 additional shares of common stock reserved for issuance under various outstanding warrant agreements, at a weighted average exercise price of $1.68 per share.

DILUTION

      Our net tangible book value as of September 30, 2003 was approximately $51.2 million, or $0.36 per share of our common stock. Our net tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding on September 30, 2003.

      After giving effect to the sale of 25,000,000 shares of common stock offered by us in this offering at the public offering price of $2.90 per share, after deducting underwriting discounts and estimated offering costs payable by us, our net tangible book value as of September 30, 2003 would have been approximately $118.6 million, or $0.71 per share of our common stock. This amount represents an immediate increase in net tangible book value of $0.35 per share to our existing stockholders and an immediate dilution in net tangible book value of $2.19 per share to new investors purchasing shares in this offering. We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates the dilution in net tangible book value per share to new investors.

Public offering price per share		$2.90
Net tangible book value per share as of September 30, 2003	$0.36
Increase per share attributable to new investors	0.35

Adjusted net tangible book value per share after this offering		0.71

Dilution in net tangible book value per share to new investors		$2.19

      As of December 15, 2003, there were:

•	33,173,404 shares of common stock issuable upon exercise of stock options outstanding, at a weighted average exercise price of $2.73 per share, under our stock plans;

•	4,219,434 additional shares of common stock reserved for future issuance under our equity incentive plan;

•	4,067,421 additional shares of our common stock reserved for issuance under our employee stock purchase plan; and

•	566,228 additional shares of common stock reserved for issuance under various outstanding warrant agreements, at a weighted average exercise price of $1.68 per share.

      To the extent outstanding options and warrants are exercised, or available shares are issued, there may be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share and footnote data)

      The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes beginning on page F-1 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page S-25. These historical results are not necessarily indicative of results to be expected in any future period, and results for the nine months ended September 30, 2003 are not necessarily indicative of results to be expected for the full fiscal year or any other future period. For ease of presentation, the accompanying financial information has been shown as ending on calendar annual and quarter ends for all annual and quarterly financial statement information, respectively. Fiscal years 2000, 2001 and 2002 consisted of 52 weeks each and ended on December 29, December 28 and December 27, respectively. The three-month periods ended September 27, 2002 and September 26, 2003 each consisted of 13 weeks.

				Nine Months Ended
	Fiscal Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

				(unaudited)
Consolidated Statement of Operations Data:
Net revenue	$16,180	$35,590	$24,247	$18,129	$13,759
Cost of revenue(1)	9,461	48,694	17,127	12,447	12,523

Gross profit (loss)	6,719	(13,104)	7,120	5,682	1,236
Operating expenses:
Research and development	61,415	67,639	63,603	50,971	37,121
Purchased in-process research and development	—	13,600	—	—	—
Selling, general and administrative	27,045	35,460	29,917	22,926	18,959
Restructuring charges(2)	—	—	14,726	14,726	—
Amortization of deferred charges, patents and patent rights	10,416	17,556	11,392	8,544	7,902
Impairment write-off of deferred charges(3)	—	16,564	—	—	—
Stock compensation(4)	13,056	20,954	1,809	595	3,833

Total operating expenses	111,932	171,773	121,447	97,762	67,815

Operating loss	(105,213)	(184,877)	(114,327)	(92,080)	(66,579)
Interest and other income	9,174	14,686	4,962	4,357	1,222
Interest expense	(1,666)	(1,060)	(601)	(557)	(363)

Net loss	$(97,705)	$(171,251)	$(109,966)	$(88,280)	$(65,720)

Net loss per share — basic and diluted	$(2.18)	$(1.33)	$(0.82)	$(0.66)	$(0.47)

Weighted average shares outstanding — basic and diluted	44,741	129,002	134,719	134,079	138,674

	As of December 31,
				As of September 30,
	2000	2001	2002	2003

				(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$343,102	$241,688	$129,450	$74,433
Working capital	343,004	217,152	116,033	61,110
Total assets	412,536	309,024	197,555	126,825
Total liabilities	47,620	64,059	56,708	44,155
Total stockholders’ equity	364,916	244,965	140,847	82,670

(1)	Cost of revenue includes $28.1 million and $2.6 million, respectively, related to charges taken to write down the value of our inventory in fiscal 2001 and 2002, respectively, which was partially offset by the sale of previously written down inventory and the reversal of previously accrued inventory charges of $2.5 million and $1.9 million, respectively. Cost of revenue includes $2.6 million and $1.1 million, respectively, related to charges taken to write down the value of our inventory for the nine months ended September 30, 2002 and 2003, respectively, which, in the first nine months of fiscal 2002, was partially offset by the sale of previously written down inventory and the reversal of previously accrued inventory charges of $1.9 million.

(2)	Restructuring charges recorded in the second and third quarters of 2002 primarily consist of $8.9 million for excess facilities, $1.6 million for equipment and prepaid software maintenance write-offs and $4.1 million related to a reduction in workforce.

(3)	During the fourth quarter of 2001, we wrote-off $16.6 million of long-lived asset balances related to deferred charges under licensing agreements.

(4)	Stock compensation includes $13.1 million, $16.8 million and $3.6 million in amortization of deferred stock compensation for the year ended December 31, 2000, 2001 and 2002, respectively. For the nine months ended September 30, 2002 and 2003, the amortization of deferred stock compensation was $2.6 million and $1.5 million, respectively. Stock compensation also includes $4.2 million and $(1.8) million in variable stock compensation for the year ended December 31, 2001 and 2002, respectively. For the nine months ended September 30, 2002 and 2003, variable stock compensation was $(2.0) million and $2.3 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      From our inception in March 1995 through January 2000, we were engaged primarily in research and development. In 1999, we began focusing on achieving design wins with original equipment manufacturers, or OEMs, in addition to our ongoing development activities. In January 2000, we introduced our Crusoe family of microprocessors and subsequently began to recognize product revenue from sales of microprocessor products, prototypes and development systems. In October 2003, we introduced the Efficeon TM8000 family of microprocessors, which is our next family of x86-compatible processors. We expect to be dependent on sales of our current and successive families of microprocessors for the foreseeable future.

      We sell our products directly to OEMs and, to a lesser extent, through distributors, stocking representatives and manufacturers’ representatives. We have added manufacturers’ representatives and distributors in Europe and manufacturers’ representatives in North America. Etron Corporation Ltd. is our manufacturers’ representative for Korea. Uniquest, Siltrontech Electronics and Edom Technology are our primary distributors in Hong Kong and Taiwan, and All American Semiconductor is our exclusive distributor in North America. Inno Micro Corporation and Shinden Hightex Corporation have been added as distributors for Japan. Our distributors have provisions in their agreements specifying inventory levels, price protection policies and rights of return policies for non end-of-life products. As needed, we will continue to add representation to our current sales and distribution network.

      In the first nine months of fiscal year 2003, sales to three customers accounted for 23%, 23% and 18%, respectively, of our net revenue. For the same period in the prior year, sales to two customers accounted for 41% and 30%, respectively, of our net revenue. Five customers accounted for 91% of our accounts receivable balance as of September 30, 2003. In the fiscal year ended December 31, 2002, two customers accounted for 37% and 26%, respectively, of our net revenue and three customers accounted for 78% of our accounts receivable balance as of December 31, 2002. In the fiscal year ended December 31, 2001, four customers accounted for 30%, 18%, 12% and 11%, respectively, of our net revenue and four customers accounted for 92% of our accounts receivable balance as of December 31, 2001.

      All of our product sales to date have been denominated in U.S. dollars and we expect that most of our sales in the future will be denominated in U.S. dollars. We have not engaged in any foreign currency hedging activities, although we may do so in the future. Our product sales in the first nine months of fiscal year 2003 and in 2002 were primarily made to the thin and light notebook market. If our products fail to achieve widespread market acceptance, we may not achieve revenue sufficient to sustain our business.

      We previously recorded deferred stock compensation representing the difference between the deemed fair value of our common stock at the date of grant for accounting purposes and the exercise price of these options. Deferred stock compensation is presented as a reduction of stockholders’ equity and is amortized on an accelerated method. As of September 30, 2003, approximately $1.0 million was recorded on our balance sheet, which will be amortized through 2004.

Critical Accounting Policies

      The process of preparing financial statements requires the use of estimates on the part of our management. The estimates used by management are based on our historical experiences combined with management’s understanding of current facts and circumstances. Certain of our accounting policies are considered critical as they are both important to the portrayal of our financial condition and results and require significant or complex judgments on the part of management. For a description of what we believe to be our most critical accounting policies and estimates, refer to our Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 27, 2003. There have been no changes in any of our critical accounting policies since December 31, 2002.

Description of Operating Accounts

      Net Revenue. Net revenue currently consists primarily from product sales, net of returns and allowances and, to a lesser extent, from licensing our technology.

      Gross Margin. Cost of revenue consists primarily of the costs of manufacturing, assembly and testing of our silicon chips, and compensation and associated costs related to manufacturing support, logistics and quality assurance personnel. On occasion, cost of revenue may additionally include a component for adjustments to the valuation of certain inventories based on lower demand and average selling prices expected in future periods. Gross margin is the percentage derived from dividing gross profit by revenue. Our gross margin each quarter is affected by a number of factors, including competitive pricing, mix, foundry pricing, yields, production flow costs and speed distribution of our products.

      Research and Development. Research and development expenses consist primarily of salaries and related overhead costs associated with employees engaged in research, design and development activities, as well as the cost of masks, wafers and other materials and related test services and equipment used in the development process.

      Purchased In-Process Research and Development. Purchased in-process research and development resulted from our licensing of certain computing technologies and intellectual property from Advanced Micro Devices, or AMD, in April 2001.

      Selling, General & Administrative. Selling, general and administrative expenses consist of salaries and related overhead costs for sales, marketing and administrative personnel and legal and accounting services.

      Restructuring Charges. Restructuring charges resulted from our decision to cease development and productization of the TM6000 microprocessor. The restructuring charges consisted primarily of lease costs, employee severance and termination costs, equipment write-offs and other costs.

      Amortization of Deferred Charges, Patents and Patent Rights. These charges primarily relate to various patents and patent rights acquired from Seiko Epson and others during fiscal 2001.

      Impairment Write-off of Deferred Charges. These deferred charges were recorded in fiscal 2001 after the emergence of indicators of impairment related to technology license agreements with IBM and Toshiba prompted an assessment of the carrying value of these deferred charges. This led to a write-off of the entire carrying value of these deferred charges.

      Stock Compensation. There were two components to stock compensation expense during these periods. The first component is the amortization of deferred stock compensation associated with options granted prior to November 2000, net of cancellations. The second component is the application of variable accounting for certain stock option grants. During the fourth quarter of fiscal 2001, we did not enforce the recourse provisions of certain employee notes associated with option exercises. Therefore, we account for all other outstanding notes as if they had terms equivalent to non-recourse notes, even though the terms of these notes were not in fact changed from recourse to non-recourse. As a result, we have and will continue to record adjustments related to variable stock option accounting on the associated stock awards until the notes are paid. This variable stock compensation charge is based on the excess, if any, of the current market price of our stock as of the period-end over the purchase price of the stock award, adjusted for vesting and prior stock compensation expense recognized on the stock award.

      Interest and Other Income and Interest Expense. Interest and other income consists of the interest income on our average cash balances over a given period of time. Interest expense is primarily based on the accretion of long-term property lease obligations related to office space that was vacated as part of our 2002 restructuring.

Results of Operations

Comparison of Nine Months Ended September 30, 2003 and Nine Months Ended September 30, 2002

      Net Revenue. Net revenue was $13.8 million for the nine months ended September 30, 2003 compared to $18.1 million for the nine months ended September 30, 2002, representing a decrease of $4.3 million, or 23.8%. This decline can be attributed to a decrease in average selling prices of 39.2% for the nine months ended September 30, 2003 from the same period in the prior year, excluding the effects of a one-time sale of previously written down inventory in the third quarter of fiscal 2002. For the nine months ended September 30, 2003, our unit shipments increased 22.1% as we increased sales into the tablet PC market, and as we expanded our international sales into Europe and China. Pricing pressure on the TM5800 has increased and may continue to increase as the product has matured and as the processor transitions into geographies and market segments that traditionally demand lower average selling prices. We will continue to manufacture the TM5800 as we plan to sell the processor into market segments such as the embedded and ultra personal computer markets, from which we expect the processor to derive the majority of its future revenue. We expect to experience higher average selling prices as we shift our product mix to our next family of microprocessors, the Efficeon TM8000.

      We currently derive our product revenue primarily from microprocessors used in mobile computing devices and, to a lesser extent, embedded processor applications. Net revenue recognized in the nine month period ended September 30, 2003 also included license revenue, which was earned in connection with a technology license agreement executed during the first half of the year. This licensing revenue was $850,000 for the nine month period ended September 30, 2003. The remaining $100,000 of license revenue from this agreement is expected to be recognized in the fourth quarter of fiscal 2003. The corresponding period in fiscal 2002 did not include any license revenues.

      Gross Margin. Gross margin was 9.0% for the nine months ended September 30, 2003 compared to 31.3% for the nine months ended September 30, 2002, representing a decrease of 22.3 percentage points. For the nine months ended September 30, 2003, average selling prices decreased 39.2% from the same period in the prior year. The lower average selling prices resulted from pricing pressures on our TM5800 product as it has nearly reached the end of its cycle in the notebook computing segment this year. One factor offsetting the decline in gross margin was the lower average costs of products sold, which decreased 16.8% for the nine months ended September 30, 2003 from the same period in the prior year. Another factor offsetting the general decrease in gross margin was the 100% margin recognized on licensing revenues of $850,000 for the nine months ended September 30, 2003, for which we did not have any licensing revenue in the nine months ended September 30, 2002. Additionally, we recorded a benefit of $1.2 million for the nine months ended September 30, 2002 related to the reversal of previously accrued inventory-related purchase commitments due to favorable settlements of such purchase commitments, as well as a benefit of $0.7 million related to the sale of inventory for which the value had been written down in previous periods.

      During both nine month periods, our gross margin was adversely affected by adjustments to our inventory valuation in response to lower demand and lower average selling prices expected in future periods for some of our products. For the nine months ended September 30, 2003, these adjustments totaled $1.1 million, compared to $2.6 million for the same period in the prior year. The adjustments resulted in writing down these materials to a lower of cost or market value of $4.7 million as of September 30, 2003. Accordingly, gross margin may benefit from future sales of these parts to the extent that the associated revenue exceeds their currently adjusted values. Gross margin was also adversely affected during both nine month periods by unabsorbed overhead costs as our production-related infrastructure exceeded our needs. For the nine months ended September 30, 2003, these costs were $1.6 million, compared to $1.3 million for the same period in the prior year. As we shift our product mix to the new Efficeon TM8000 processor, we expect overall gross margins to benefit from increased utilization of our manufacturing overhead.

      Research and Development. Research and development was $37.1 million for the nine months ended September 30, 2003 compared to $51.0 million for the nine months ended September 30, 2002, representing a decrease of $13.9 million, or 27.3%. The majority of the decrease for the nine month period can be attributed to our workforce reduction in the third quarter of fiscal 2002, which resulted in lower compensation and benefit costs, consultant fees, recruiting costs and certain equipment-related expenses. We also recognized in the second quarter of 2002 a charge of $1.6 million for engineering related silicon and mask sets for products for which the Company ceased development. The majority of research and development spending for the nine months ended September 30, 2003 was for our next family of microprocessors, the Efficeon TM8000. We additionally devoted research and development resources towards our recently announced LongRun2 power management technology. The remaining portion was used for sustaining engineering efforts on our TM5800 microprocessor.

      Selling, General and Administrative. Selling, general and administrative was $19.0 million for the nine months ended September 30, 2003 compared to $22.9 million for the nine months ended September 30, 2002, representing a decrease of $3.9 million, or 17.0%. The majority of this decrease is due to lower compensation and benefit costs, consultant fees and recruiting costs related to our reduction in workforce in the third quarter of fiscal 2002. As a result of our 2002 restructuring charge, for the nine months ended September 30, 2003 we also recorded lower facilities-related charges, including rent and building maintenance costs. During the nine months ended September 30, 2003, we had lower travel and conference related costs as we implemented a restricted travel policy within that period in response to the outbreak of SARS in the Asia-Pacific region. As the restricted travel policy has now been lifted, we expect travel costs to return to historic levels. These decreases were partly offset by increases in other areas, including higher corporate insurance costs and expenditures for patent protection of our inventions.

      Restructuring Charges. In the nine months ended September 30, 2002, we recorded restructuring charges of $14.7 million as a result of our decision to cease development and productization of the TM6000 microprocessor. The restructuring charges consisted primarily of lease costs, as we identified a number of leased facilities and leased equipment that were no longer required. In addition, we also recorded restructuring charges related to employee severance and termination costs, equipment write-offs and other costs. Other than future lease payments for our vacated facilities, the majority of our restructuring activities were completed in 2002. We evaluated the restructuring reserve balance as of September 30, 2003 and determined that no adjustments were needed. We will continue to evaluate the adequacy of this reserve balance each quarter, and may be required to make adjustments in future periods. In particular, in establishing the component of the restructuring charges consisting of lease costs, we assumed that portions of our vacated facilities would be subleased at specified rental rates and within specified time periods. To date we have subleased only a portion of our vacated office space. As we evaluate the adequacy of the component of our restructuring reserve that relates to our vacated facilities, we may determine that we need to adjust our assumptions, which would result in an additional charge. The amount of such charges will depend on our evaluation of the prospects for subleasing the vacated space over the remaining term of our lease.

      Amortization of Deferred Charges, Patents and Patent Rights. Amortization of deferred charges, patents and patent rights was $7.9 million for the nine months ended September 30, 2003 compared to $8.5 million for the nine months ended September 30, 2002, representing a decrease of $0.6 million, or 7.1%. This decrease can be attributed to a reduction in amounts due under our technology license agreement with IBM, as amended.

      Stock Compensation. Stock compensation was $3.8 million for the nine months ended September 30, 2003 compared to $0.6 million for the nine months ended September 30, 2002, representing an increase of $3.2 million. The two components of stock compensation are the amortization of deferred stock compensation and variable stock compensation. Net amortization of deferred stock compensation for the nine months ended September 30, 2003 was $1.5 million compared to $2.6 million for the nine months ended September 30, 2002. This decrease is primarily a result of amortizing the deferred charge on an accelerated method in accordance with our accounting policy, as well as a decrease in the number of outstanding options affecting the compensation charge as a result of cancellations in connection with our reduction in workforce in the third quarter of fiscal 2002. For the nine months ended September 30, 2003 variable stock compensation was $2.3 million, compared to a credit of $2.0 million for the same period last year. This charge is based on the excess, if any, of the current market price of our stock as of the period-

end over the purchase price of the stock award, adjusted for vesting and prior stock compensation expense recognized on the stock award.

      Interest and Other Income and Interest Expense. Interest and other income for the nine months ended September 30, 2003 was $1.2 million compared to $4.4 million for the nine months ended September 30, 2002, representing a decrease of $3.2 million, or 72.7%. This decrease was due to lower average invested cash balances during fiscal 2003 as we continue to use cash to fund operations, as well as a decrease in interest rates earned on investments during the period. As we continue to use cash to fund operations, our investment balances will decrease and as a result our interest income is expected to decrease over time. Interest expense for the nine months ended September 30, 2003 was $0.4 million compared to $0.6 million for the nine months ended September 30, 2002, representing a decrease of $0.2 million, or 33.3%. This decrease was primarily the result of lower average debt balances due to several lease-financing arrangements expiring during 2002.

Comparison of Year Ended December 31, 2002 and Year Ended December 31, 2001

      Net Product Revenue. Net product revenue for fiscal 2002 was $24.2 million compared to $35.6 million for fiscal 2001, representing a decrease of $11.4 million, or 32.0%. This decrease was due to several factors, including production difficulties at the beginning of fiscal 2002, decreases in average selling prices during fiscal 2002, as well as unfavorable global economic conditions and reduced information technology spending, particularly in Japan. During fiscal 2002 and 2001, demand for our products continued to depend primarily on sales by our OEM customers of notebook computers that incorporate our products. We did not have any licensing revenue in fiscal 2002 or 2001.

      Gross Margin. Gross margin was 29.4% for fiscal 2002 compared to negative 36.8% for fiscal 2001. Gross margin for fiscal 2001 included an inventory charge of $28.1 million to cost of revenue in the second quarter primarily related to the write-off of excess inventory. In fiscal 2002 and 2001, we recognized a benefit of $0.7 million and $1.7 million, respectively, related to the sale of previously written-off inventory. In fiscal 2002 and 2001, we recognized 100% gross profit of $1.2 million and $0.8 million, respectively, related to the reversal of previously accrued inventory related purchase commitments due to favorable settlements of such purchase commitments.

      Research and Development. Research and development was $63.6 million in fiscal 2002 compared to $67.6 million in fiscal 2001, representing a decrease of $4.0 million, or 5.9%. This decrease was primarily due to lower employee compensation and benefit costs and consultant fees related to our reduction in workforce in the third quarter of fiscal 2002. Additionally, depreciation expense decreased in fiscal 2002 as a result of the write-off of certain fixed assets related to our restructuring activities in the second quarter of fiscal 2002. These decreases were partially offset by an increase in prototype expenditures related to updates of our existing microprocessors, as well as our next family of microprocessors.

      Purchased In-Process Research and Development. Purchased in-process research and development was $13.6 million in fiscal 2001. We did not have a similar expense in fiscal 2002. In April 2001, we licensed certain computing technologies and intellectual property from AMD, including AMD’s HyperTransport interconnect technology for our future products and technology initiatives. As initial consideration for the patents and patent rights licensed under the agreement, we issued 1,000,000 unregistered shares of our common stock valued at $15.0 million based upon the average closing price of our stock prior to issuance. For accounting purposes, however, the value of the shares was determined using the closing price of the stock at the date of issuance, or $13.60, resulting in a recorded value of $13.6 million. The entire $13.6 million was expensed as purchased in-process research and development during the second quarter of 2001 because the HyperTransport technology is designed for use in products that had been in research and development at that time.

      Selling, General and Administrative. Selling, general and administrative was $29.9 million in fiscal 2002 compared to $35.5 million in fiscal 2001, representing a decrease of $5.6 million, or 15.8%. This decrease was primarily due to lower employee compensation and benefit costs and consultant fees related to our reduction in workforce in the third quarter of fiscal 2002. Additionally, our efforts to reduce overall operating expenses resulted in decreases in travel, trade show and advertising costs during the third and fourth quarters of fiscal 2002. These decreases were partially offset by increases in insurance renewal premiums for our various corporate insurance policies.

      Restructuring Charges. We recorded restructuring charges of $14.7 million during fiscal 2002. We did not record a restructuring charge in fiscal 2001. We recorded charges of $10.6 million in the second quarter of fiscal 2002 consisting primarily of lease costs, equipment write-offs and other costs as we identified a number of leased facilities and leased equipment that were no longer required. We recorded severance and termination charges of $4.1 million in the third quarter of fiscal 2002 related to the reduction in workforce. Approximately 195 employees and contractors were notified and immediately terminated on July 18, 2002. Other than future lease payments for our vacated facilities, the majority of our restructuring activities have been completed.

      Amortization of Deferred Charges, Patents and Patent Rights. We recorded amortization of deferred charges, patents and patent rights of $11.4 million in fiscal 2002 compared to $17.6 million in fiscal 2001, representing a decrease of $6.2 million, or 35.2%. Amortization of deferred charges, patents and patent rights relate to various patents and patent rights acquired from Seiko Epson and others during fiscal 2001. Amortization charges for fiscal 2001 also include charges related to our IBM and Toshiba technology license agreements, as amended, which were originally entered into during fiscal 1997 and 1998, respectively. The decrease was due to the impairment charge recorded during the fourth quarter of fiscal 2001 to adjust the IBM and Toshiba license agreements to their respective fair values, resulting in no additional amortization expenses being recorded in fiscal 2002 related to these deferred charges.

      Impairment Write-off of Deferred Charges. Impairment write-off of deferred charges was $16.6 million in fiscal 2001. We did not have an impairment write-off of deferred charges in fiscal 2002. Deferred charges related to IBM and Toshiba technology license agreements were being amortized on a straight-line basis through December 2003, which was the remaining license term during which the reacquired rights were originally in effect. During the fourth quarter of 2001, due to the emergence of indicators of impairment, we performed an assessment of the carrying value our long-lived assets to be held and used. The assessment was performed in connection with our internal policies and pursuant to SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” because of the significant negative industry and economic trends affecting both our current operations and expected future operating cash flows. The conclusion of that assessment was that the anticipated future undiscounted cash flows was less than the carrying value for all long-lived assets, including the deferred charges. As a result, during the fourth quarter of 2001, we recorded a charge of $16.6 million to reduce the carrying amount of the deferred charges under license agreements based on the amount by which the carrying amount of these assets exceeded their fair value. Although these assets were impaired and written off, the associated remaining payments due to IBM of $23.0 million are still required and will continue to accrete interest until the final payment is made.

      Stock Compensation. Stock compensation was $1.8 million for fiscal 2002 compared to $21.0 million for fiscal 2001, representing a decrease of $19.2 million, or 91.4%. Amortization of deferred stock compensation associated with options granted prior to November 2000, net of cancellation, was $3.6 million in fiscal 2002, compared to $16.8 million in 2001. The decrease is primarily a result of amortizing the deferred charge on an accelerated graded method, as well as a credit recorded to stock compensation expense of $1.7 million in the third quarter of fiscal 2002 related to our workforce reduction. The total credit to deferred compensation expense for cancellations was $3.4 million and $3.1 million for fiscal 2002 and 2001, respectively. In connection with stock options grants through November 2000, we expect to record $1.9 million in 2003 and $0.4 million in 2004.

      We apply variable accounting for certain stock option grants, which is included in stock compensation, because during the fourth quarter of fiscal 2001, we did not enforce the recourse provisions of certain employee notes associated with option exercises. Therefore, we account for all outstanding notes as if they had terms equivalent to non-recourse notes, even though the terms of these notes were not in fact changed from recourse to non-recourse. As a result, we have and will continue to record variable stock compensation expense on the associated stock awards until the notes are paid. This variable stock compensation charge is based on the excess, if any, of the current market price of our stock as of period-end over the purchase price of the stock award, adjusted for vesting and prior stock compensation expense recognized on the stock award. Stock compensation for fiscal 2002 included a credit of $1.8 million recorded to stock compensation expense due to a lower market price of our stock at the end of fiscal 2002 compared to the end of fiscal 2001. Stock compensation expense in fiscal 2001 included $2.5 million in variable stock compensation and $1.7 million in forgiveness of interest related to officer resignations.

      Interest and Other Income and Interest Expense. Interest and other income was $5.0 million in fiscal 2002 compared to $14.7 million in fiscal 2001, representing a decrease of $9.7 million, or 66.0%. This decrease was due to a decrease in the average invested cash balances during 2002 as we continue to use cash to fund operations, as well as a significant decrease in interest rates earned on investments during the period. As we continue to use cash to fund operations, our investment balances will decrease and as a result our interest income is expected to decrease over time. Interest expense was $0.6 million in fiscal 2002 compared to $1.1 million in fiscal 2001, representing a decrease of $0.5 million, or 45.5%. This decrease was the result of lower average debt balances due to several lease-financing arrangements expiring during 2002.

Comparison of Year Ended December 31, 2001 and Year Ended December 31, 2000

      Net Product Revenue. Net product revenue for fiscal 2001 was $35.6 million, compared to $16.2 million in fiscal 2000, representing an increase of $19.4 million, or 119.8%. This increase was the result of a full year of volume shipments of products during 2001 compared to volume shipments in the last two quarters of fiscal 2000.

      Gross Margin. Gross margin was negative 36.8% for fiscal 2001 compared to positive 41.5% in fiscal 2000. Gross margin for fiscal 2001 included an inventory charge of $28.1 million to cost of revenue in the second quarter of fiscal 2001 primarily related to the write-off of excess inventory. Inventory purchases and commitments are based upon product demand forecasts. We built inventory levels for certain components with long lead times and entered into commitments for certain components. Due to a sudden and significant decrease in demand for our products in fiscal 2001, inventory levels and purchase commitments exceeded our estimated requirements based on demand forecasts. We believe the decrease in demand was primarily due to unfavorable economic conditions and reduced information technology spending, particularly in Japan. The inventory charge was calculated based on inventory levels in excess of forecasted demand for each specific product. Subsequently, we recognized a benefit of $1.7 million in fiscal 2001 related to the sale of previously written-off inventory and $0.8 million related to the reversal of previously accrued inventory related purchase commitments due to favorable settlements of such purchase commitments. During each of the third, and particularly the fourth quarters of 2001, our gross margin also decreased due in part to lower than expected product revenue, which did not allow for adequate overhead absorption and the scrapping of older inventory.

      Research and Development. Research and development was $67.6 million in fiscal 2001 compared to $61.4 million in fiscal 2000, representing an increase of $6.2 million, or 10.1%. The increase is primarily due to increased employee compensation and benefit costs and consultant fees, as well as increased software maintenance costs associated with product development. These increases were partially offset by a decrease in prototype expenditures compared to fiscal 2000.

      Purchased In-Process Research and Development. Purchased in-process research and development was $13.6 million in fiscal 2001. We did not have a similar expense in fiscal 2000. In April 2001, we licensed certain computing technologies and intellectual property from AMD, including AMD’s HyperTransport interconnect technology for our future products and technology initiatives. As initial consideration for the patents and patent rights licensed under the agreement, we issued 1,000,000 unregistered shares of our common stock valued at $15.0 million based upon the average closing price of our stock prior to issuance. For accounting purposes, however, the value of the shares was determined using the closing price of the stock at the date of issuance, or $13.60, resulting in a recorded value of

$13.6 million. The entire $13.6 million was expensed as purchased in-process research and development during the second quarter of 2001 because the HyperTransport technology is designed for use in products that had been in research and development at that time.

      Selling, General and Administrative. Selling, general and administrative was $35.5 million in fiscal 2001 compared to $27.0 million in fiscal 2000, representing an increase of $8.5 million, or 31.5%. This increase was primarily due to increased employee compensation and benefit costs, consultant fees and recruiting costs.

      Amortization of Deferred Charges, Patents and Patent Rights. We recorded amortization of deferred charges, patents and patent rights of $17.6 million in fiscal 2001 compared to $10.4 million in fiscal 2000, representing an increase of $7.2 million, or 69.2%. Amortization of deferred charges, patents and patent rights relate to various patents and patent rights acquired from Seiko Epson and others during fiscal 2001. Amortization charges for fiscal 2001 also include charges related to our IBM and Toshiba technology license agreements, as amended, which were originally entered into during fiscal 1997 and 1998, respectively. The increase is due to the capitalization and subsequent amortization related to the patents acquired from Seiko Epson and others in fiscal 2001.

      Impairment Write-off of Deferred Charges. Impairment write-off of deferred charges was $16.6 million in fiscal 2001. We did not have an impairment write-off of deferred charges in fiscal 2000. Deferred charges related to IBM and Toshiba technology license agreements were being amortized on a straight-line basis through December 2003, which was the remaining license term during which the reacquired rights were originally in effect. During the fourth quarter of 2001, due to the emergence of indicators of impairment, we performed an assessment of the carrying value our long-lived assets to be held and used. The assessment was performed in connection with our internal policies and pursuant to SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” because of the significant negative industry and economic trends affecting both our current operations and expected future operating cash flows. The conclusion of that assessment was that the anticipated future undiscounted cash flows was less than the carrying value for all long-lived assets, including the deferred charges. As a result, during the fourth quarter of 2001, we recorded a charge of $16.6 million to reduce the carrying amount of the deferred charges under license agreements based on the amount by which the carrying amount of these assets exceeded their fair value. Although these assets were impaired and written off, the associated remaining payments due to IBM of $23.0 million are still required and will continue to accrete interest until the final payment is made.

      Stock Compensation. Stock compensation was $21.0 million for fiscal 2001 compared to $13.1 million for fiscal 2000, representing an increase of $7.9 million, or 60.3%. Deferred stock compensation expense, net of cancellation, was $16.8 million in fiscal 2001, compared to $13.1 million in fiscal 2000. Additionally, stock compensation expense in fiscal 2001 included $2.5 million in variable stock compensation and $1.7 million in forgiveness of interest related to officer resignations, compared to zero in fiscal 2000. The increase is a result of a full year of amortization of the total deferred stock compensation expense of $46.0 million recorded in connection with our initial public offering in November 2000. The total credit to deferred compensation expense for cancellations was $3.1 million for fiscal 2001.

      Interest and Other Income and Interest Expense. Interest and other income was $14.7 million in fiscal 2001 compared to $9.2 million in fiscal 2000, representing an increase of $5.5 million, or 59.8%. This increase was primarily due to larger average invested cash balances resulting from the closing of an equity offering in April 2000 and our initial public offering in November 2000. Interest expense was $1.1 million in fiscal 2001 compared to $1.7 million in fiscal 2000, representing a decrease of $0.6 million, or 35.3%. This decrease was due to lower average debt balances resulting from several lease-financing arrangements expiring during 2001.

Liquidity and Capital Resources

      Since our inception, we have financed our operations primarily through sales of equity securities and, to a lesser extent, from product and license revenue and lease financing. As of September 30, 2003 we had

$74.4 million in cash, cash equivalents and short-term investments compared to $129.5 million as of December 31, 2002. As of September 30, 2002, we had $155.8 million in cash, cash equivalents and short term investments compared to $241.7 million as of December 31, 2001.

      Net cash used in operating activities was $48.2 million for the nine months ended September 30, 2003, compared to $75.1 million used for the nine months ended September 30, 2002. This was primarily the result of the net loss of $65.7 million, as well as a decrease in accounts payable and accrued liabilities during the period. This was partially offset by decreases in accounts receivable and inventory. Net cash used in operating activities during the same period in the prior year was primarily the result of the net loss of $88.3 million, a decrease in accounts payable and accrued liabilities and an increase in accounts receivable and inventory. This was partially offset by increases in accrued restructuring charges and decreases in prepaid expenses and other current assets.

      Net cash provided by investing activities was $64.0 million for the nine months ended September 30, 2003, compared to $55.1 million for the nine months ended September 30, 2002. This was primarily the result of $73.9 million and $67.5 million in net proceeds from the maturity of available-for-sale investments for the first nine months of fiscal 2003 and 2002, respectively. These proceeds were partially offset by $9.0 million partial settlement of long-term payable obligations for purchased patents and patent rights for each of the periods, as well as $0.8 million and $3.2 million in purchases of capital equipment for the first nine months of fiscal 2003 and 2002, respectively.

      Net cash provided by financing activities was $3.3 million for the nine months ended September 30, 2003, compared to $2.0 million for the nine months ended September 30, 2002. This was primarily the result of $3.9 million and $4.4 million in net proceeds from sales of common stock under our employee stock purchase and stock option plans for the first nine months of fiscal 2003 and 2002, respectively. These proceeds were partially offset by payments of $0.6 million and $2.4 million for debt and capital lease obligations.

      At September 30, 2003, we had $35.6 million in cash and cash equivalents and $38.8 million in short-term investments. We lease our facilities under non-cancelable operating leases expiring in 2008, and we lease equipment and software under non-cancelable leases with terms ranging from 12 to 48 months. At September 30, 2003, we had the following contractual obligations:

		Payments Due by Period

	Total	Less Than 1 Year	1-4 Years	After 4 Years

	(in thousands)
Contractual Obligations:
Capital lease obligations	$933	$469	$464	$—
Operating leases	21,467	4,362	13,527	3,578
Unconditional purchase obligations	4,949	4,949	—	—
Other long-term obligations	30,500	14,500	16,000	—

Total	$57,849	$24,280	$29,991	$3,578

      During the past 12 months, our cash and cash equivalents and short-term investments balances have decreased $81.4 million, from $155.8 million as of September 30, 2002 to $74.4 million as of September 30, 2003. This decrease includes payments of $15.0 million that were made in satisfaction of long-term debt obligations. As we shift our product mix to our next family of microprocessors, the Efficeon TM8000, and as we continue to develop new or enhance existing products or services in line with our business model, we expect that, as a result of an increased level of operations, we will need to increase our working capital, and accordingly, the net cash which we will use in our operating activities will increase, exceeding our current cash and cash equivalents and short-term investments balances, and that we will need to raise additional funds during the next 12 months to fund our operations and satisfy our current debt obligations. If we are unable to raise additional funds, we are positioned to modify our current business model to leverage our intellectual property assets by focusing on our strategy of licensing our advanced power management technologies to other companies and substantially limiting operations and reducing costs related to aspects of the business other than technology licensing to permit us to continue to operate on this modified business model for a period that extends at least through December 31, 2004.

      We expect that the receipt of the net proceeds from this offering will allow us to fund our operations at least through December 31, 2004. However, we cannot be sure that the net proceeds from this offering will be sufficient to fund our operations for this period. In the period through December 31, 2004, our ability to increase sales of our TM5800 products in additional market segments, achieve wide market acceptance for, and volume production of, our initial Efficeon TM8000 microprocessor manufactured using a 130 nanometer process and successfully transition our Efficeon TM8000 microprocessor to a 90 nanometer process will be particularly critical in determining our cash needs. All of these factors are subject to significant risks.

      In the period through December 31, 2004 and over the longer term, our capital requirements will depend on many factors, including but not limited to general economic conditions, the rate of sales growth, market acceptance of our products, costs of securing access to adequate manufacturing capacity, the timing and extent of research and development projects and increases in our operating expenses. Although we are currently not a party to any agreement or letter of intent for a potential acquisition or business combination, we may enter into acquisitions or business combinations in the future, which also could require us to seek additional equity or debt financing. Additional financing might not be available on terms favorable to us, or at all. If adequate funds were not available or were not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products or otherwise respond to competitive pressures would be significantly limited.

BUSINESS

      Transmeta designs, develops and sells highly efficient x86-compatible software-based microprocessors. We believe that our microprocessors deliver a compelling balance of low power consumption, high performance, low cost and small size. These advantages are valuable to a broad range of computing platforms, especially battery-operated mobile devices and applications that need high performance, low power consumption and low heat generation. Such platforms include notebook computers, ultra-personal computers, or UPCs, tablet PCs, thin clients, blade servers and embedded computers. Some of these platforms provide types of computer configurations that may reduce the total cost of ownership by reducing maintenance and support costs or the total number of computing platforms that must be supported in an enterprise. We currently sell our products to a number of the computing industry’s leaders, such as Fujitsu, Hewlett-Packard, NEC and Sharp.

      Unlike traditional microprocessors that are built entirely with silicon hardware, our microprocessor products utilize our innovative combination of software and hardware technology. A portion of the functionality of our microprocessors is implemented with software that allows the remaining functionality to be implemented with only a fraction of the number of logic transistors required in a conventional microprocessor. Because of this reduction in the number of logic transistors, our microprocessors consume less power and generate less heat.

      In October 2003, we introduced our second family of microprocessors, the Efficeon TM8000 series. To date we have shipped limited quantities of the initial 130 nanometer Efficeon product, the substantial majority of which have consisted of engineering samples and pre-production units. We have been shipping our first family of microprocessors, the Crusoe series, since 2000. We believe that the increased capabilities of the Efficeon family will enable us to address a substantially larger target market, particularly mainstream notebook computers. We believe our new Efficeon family delivers performance comparable to that of conventional x86-compatible mobile microprocessors, while providing the advantages of lower power consumption, lower cost and smaller size while maintaining compatibility with standard PC software.

      The Efficeon family is currently being manufactured at Taiwan Semiconductor Manufacturing Company, or TSMC, one of the leading semiconductor foundries in the world, using TSMC’s established 130 nanometer semiconductor manufacturing process that continues to be used for our Crusoe product family. We intend to use Fujitsu Microelectronics to manufacture our initial 90 nanometer Efficeon TM8000 microprocessors. We delivered to Fujitsu Microelectronics the design and specifications, or tape-out, of our Efficeon TM8000 microprocessor for implementation in its 90 nanometer foundry in November 2003. We expect to receive our first prototype units, or first silicon, from this tape-out as early as January 2004, and we plan to begin volume shipments from this process in the second half of 2004.

The Broadening Market for Energy Efficient x86-Compatible Microprocessors

      The personal computer market is dominated by x86-compatible microprocessors, which have become the most common type of microprocessor in desktop PCs, notebook computers, servers, enterprise computing, and many other computing platforms. Manufacturers are increasingly adopting x86-compatible microprocessors in order to access the rich and broad range of software available for PC-compatible computing devices. As the x86 architecture migrates into these additional market segments, the requirements to reduce cost, size and power consumption for a given level of performance are becoming more acute.

      Originally, x86-compatible microprocessors were designed for desktop computers. However, trends towards mobile computing, coupled with increased affordability, have resulted in dynamic growth of the notebook computer market. In addition to traditional notebook computers, new categories of mobile PCs are emerging, including tablet PCs, UPCs and thin and light notebooks. These product categories demand long battery life, small form factors, quiet fanless designs, and lower cost.

      The trend towards distributed computing and related cost of ownership issues for traditional personal computers in enterprise environments has resulted in the creation of several new types of PC platforms. Thin client computers coupled with centralized blade servers can deliver full PC functionality to large numbers of desks, while centralizing all of the computers and facilitating administration and maintenance. Blade servers consolidate distributed computing resources into easy-to-manage rack mounted environments. UPCs consolidate multiple form factors into a single device that is more easily managed. Here again, these categories demand compact form factors, low heat generation and low cost.

      Embedded processor applications also comprise an emerging market for x86-compatible microprocessors. Embedded processors are general purpose devices that perform dedicated applications with limited or no user interface and end-user programmability, and have often been addressed by non-x86-compatible microprocessor architectures. As the cost of software increases, it becomes more cost effective to migrate to processors compatible with the large available base of x86-compatible software. Markets for embedded processors include industrial automation, scientific instrumentation, retail kiosks, point-of-sale terminals, process control and other applications. These categories demand compelling performance at low cost and in small form factors with low heat generation.

Power Consumption and Heat Generation Problems Are Intensifying

      Advances in semiconductor technology have doubled the number of transistors that can be placed on the same size chip approximately every eighteen months, which is commonly known as Moore’s Law. Each transistor consumes power and generates heat. As a result, microprocessor power consumption and heat generation have increased significantly as the number of transistors has increased.

      In order to manage the problem of increased heat across successive generations of microprocessors, computer manufacturers have increasingly needed higher capacity cooling techniques, such as larger heat sinks, higher capacity fans, or even liquid cooling. Such cooling requirements and power loads cannot be effectively accommodated in most small mobile computing devices. Furthermore, these issues are becoming increasingly important in stationary computers, especially where silent operation and small or enclosed form factors are desired.

      A looming new issue related to power consumption and heat generation, known as transistor “leakage,” has recently emerged in the microprocessor industry and in the broader semiconductor industry as well. As transistors decrease in size, they become increasingly unable to completely turn off the flow of current. When transistors leak current, they consume additional power and generate more heat. As the industry transitions to the 90 nanometer and 65 nanometer technology nodes over the next several years, integrated circuits are expected to consume a substantial fraction of their total power consumption through leakage. Leakage power could dominate total chip power consumption and prevent low power standby operation if not controlled. Most major semiconductor companies are seeking to solve the leakage problem. If the leakage problem is not solved, it could threaten the ability of the semiconductor industry to continue to scale to smaller geometries in accordance with Moore’s Law.

Our Software-Based Microprocessor Technology

      Our microprocessors are unique because, unlike traditional microprocessors that are built entirely with silicon hardware, they are composed of both software and hardware components. When combined, these two components form a microprocessor solution that is compatible with software programs designed for x86-compatible computers, operates using less power than most other x86 microprocessors and runs standard PC software and Internet applications. Implementing a portion of the functionality in software greatly reduces the number of logic transistors, saving power and cost.

•	Code Morphing Software. The software component of our microprocessors is called Code Morphing Software, because it dynamically translates, or morphs, x86 instructions into instructions for our Very Long Instruction Word, or VLIW, processors. Code Morphing Software dynamically translates from the ones and zeros of the x86 software instructions into a functionally equivalent but simpler set of ones and zeros for our hardware chip to decode and execute. The technology involved in Code Morphing Software is similar to that used in advanced compilers, but with the input being binary programs rather than high-level language source code. Code Morphing Software translates small groups of instructions incrementally, on an as-needed basis. Once a group of instructions is translated, those translated instructions are cached for successive executions to reduce the need for further translation. Since instructions in an application often execute millions of times or more, performance costs associated with translation are quickly amortized. Code Morphing Software constantly monitors the programs a user is running in order to re-optimize the operation of those programs so as to maximize the energy efficiency and performance of our microprocessors.

•	Very Long Instruction Word (VLIW) Processor Hardware. The hardware component of our microprocessors is a VLIW processor chip. Our VLIW chip is responsible for basic arithmetic computation, input/output functions and the control and caching functions. Our Efficeon product can execute up to eight internal instructions per clock cycle using a 256-bit VLIW instruction. Our Crusoe product can execute up to four internal instructions per clock cycle using a 128-bit VLIW instruction. Each of these wide VLIW instructions can control multiple functional units in parallel for high performance under software control. For example, a single 256-bit VLIW instruction might simultaneously control multiple integer additions, floating point operations, memory loads and branches.

Our Dynamic Power Management Technology

      In addition to power reduction as a result of reducing the number of logic transistors, we also achieve additional power efficiency benefits with our proprietary LongRun power management technology. Our proprietary LongRun technology is enabled by the monitoring and optimization capabilities of our Code Morphing Software. LongRun monitors the levels of user activity to determine how much performance is actually needed at any particular instant. Our chip has special purpose hardware that allows LongRun to adjust rapidly the clock speed and voltage of the chip to match closely the needed level of performance. Reducing clock speed and voltage can substantially reduce the power consumed by our microprocessors, which in turn leads to longer battery life.

      Our first generation LongRun power management technology was introduced in January 2000, and was the first technology in the industry to dynamically adjust clock speed and voltage hundreds of times per second, to reduce power consumption. In October 2003, we announced our LongRun2 technology, which provides for software controlled leakage management. Our LongRun2 technology is designed to control transistor leakage through software by dynamically adjusting transistor threshold voltages. Software control is important in order to adjust leakage due to changes in runtime conditions, such as voltage and temperature, that are not predetermined when the chip is manufactured. For example, in standby mode, which accounts for a large portion of a microprocessor’s usage, LongRun2 is designed to raise the threshold voltage and reduce the supply voltage so that leakage is significantly reduced. Conversely, when a transistor is processing at peak rates, LongRun2 will be able to dynamically lower its threshold voltage and increase supply voltage so that it can perform high speed processing, while taking into account changes in temperature and voltage.

Our Strategy

      Our objective is to penetrate a broad range of computing markets by delivering energy-efficient x86-compatible microprocessors at a variety of compelling cost and performance points. Key elements of our strategy include:

      Further develop and exploit the fundamental advantages of our software-based microprocessor technology. We believe that our software-based microprocessor architecture has fundamental advantages over traditional microprocessors and that those comparative advantages are likely to increase in the future as computing technologies evolve. We plan to continue to extend our expertise in software-based microprocessor technology in order to develop and bring to market microprocessor products with a superior balance of performance, power consumption, size and cost. We have developed and intend to continue to develop successive generations of hardware architectures and Code Morphing Software optimizations to further enhance power management and performance, while maintaining x86 software compatibility. We also intend to continue to exploit the unique characteristics of our software to migrate additional functions from hardware into software, and to develop and implement attractive features, such as robust security and enhanced power management. We plan to further extend the ability of our Code Morphing Software to “learn” about the characteristics of an application program while it is running in order to further optimize performance.

      Become the leading vendor of microprocessors in market segments where our balance of product features gives us a comparative advantage. We target mobile computing market segments where energy efficiency, low heat and x86 software compatibility are paramount. These segments include thin and light weight notebook computers, tablet PCs and UPCs. We believe our Efficeon family of microprocessors delivers the performance needed to penetrate broader segments of the notebook market than our previous family of Crusoe microprocessors. In addition, we target stationary market segments where cool and quiet operation, small form factors and low costs are needed. These include thin client desktop computers, high density blade servers and embedded systems. Potential markets include next generation set top boxes, digital television, Internet platforms and other emerging categories of digital consumer products. To facilitate widespread adoption of our products, we work with strategic OEMs and original design manufacturers, or ODMs, to optimize system-level solutions and to develop reference designs for their requirements.

      Maintain compatibility with leading edge industry standards. We intend to maintain compatibility with x86 software in order to address our target markets. Our microprocessors interoperate with leading edge chips from prominent vendors of graphics processors and chipsets. Our microprocessors incorporate leading edge bus interfaces and high-speed memory controllers. We enter into alliances with other vendors in order to provide compact, cost-effective system-level solutions, such as complete motherboard reference designs. We seek to provide our customers with flexible choices of best-of-breed cost-effective chipsets for their particular application.

      Maintain a leadership position in low-power semiconductor technologies. We are developing additional advanced low-power solutions applicable not only to microprocessors, but also to integrated circuits generally. We believe that our approach to power management in microprocessors through a combination of innovative hardware and software technology may have more general application to integrated circuits. An example is our LongRun2 technology, which combines both hardware and software technology to dynamically control the leakage power of each transistor. Our approach has led to what we believe is a breakthrough in solving the vexing and growing problem of leakage in advanced small geometry chips.

      Commercially exploit our power management technologies, such as LongRun and LongRun2 technologies, through licensing to the semiconductor industry. We are exploring opportunities for licensing our advanced power management technologies to other companies in the integrated circuit industry. We expect that our licensing strategy will focus on promoting and enabling the use of our power management technologies by leading semiconductor manufacturers and suppliers without compromising our competitive position in the microprocessor market. For example, we believe our proprietary LongRun2 leakage control technology could be valuable to the semiconductor industry and generate significant future licensing revenues for us without impairing our microprocessor product business.

Products

      In October 2003, we introduced the Efficeon TM8000 family of microprocessors. Our other current products include the TM5000 family of Crusoe microprocessors. Our products are designed to provide our customers with a balance of the following key benefits:

•	low power consumption;

•	low heat generation;

•	high performance;

•	leading edge system interfaces;

•	small size; and

•	lower cost.

      Our microprocessors employ a number of advanced memory features and have relatively large level 1 instruction and data caches. Our level 2 caches improve performance by reducing the average time to access data from memory, and also help reduce power by decreasing the number of power-consuming memory accesses to dynamic random access memory, or DRAM.

Efficeon

      In October 2003, we introduced our second family of microprocessors, the Efficeon TM8000 series. The Efficeon family is currently being manufactured at TSMC, one of the leading semiconductor foundries in the world, using TSMC’s established 130 nanometer semiconductor manufacturing process that continues to be used for our Crusoe product family. To date we have shipped limited quantities of the initial 130 nanometer Efficeon product, the substantial majority of which have consisted of engineering samples and pre-production units. We delivered to Fujitsu Microelectronics the tape-out of the 90 nanometer version of the Efficeon chip for manufacture in its 90 nanometer foundry in November 2003. We expect to receive first silicon from this tape-out in January 2004, and we plan to begin volume shipments from this process in the second half of 2004.

      The Efficeon family of microprocessors is designed to run at maximum speeds ranging from 1.0 GHz to up to 2.0 GHz. In addition to our Code Morphing Software and LongRun technologies, these microprocessors include three new high performance bus interfaces. They have an on-chip HyperTransport bus interface, for increased input/output efficiency. The new processors also include an on-chip Double Data Rate SDRAM memory interface. These microprocessors also have an on-chip AGP graphics interface for industry standard, high performance graphics solutions. All three of these new interfaces allow Efficeon microprocessors to achieve more work per clock, which results in greater energy efficiency and longer battery life for mobile computer users. We designed our Efficeon microprocessors to later incorporate, without significant modification, our LongRun2 technology, which is designed to significantly reduce leakage current. Our goal is to deliver Efficeon microprocessors incorporating LongRun2 technology in 2004.

Crusoe

      The TM5800 Crusoe processors are manufactured in a 130 nanometer CMOS technology at TSMC. The TM5800 has a 512 KByte level 2 cache. It also has a 64 KByte level 1 data cache and 64 KByte level 1 instruction cache as well as an integrated “northbridge,” which consists of a PCI bus controller, a SDR DRAM controller, and a DDR DRAM controller. This product currently features maximum operating frequencies of up to 1.0 GHz. We introduced the TM5800 in 2001.

      The following table shows a comparison of many of the key features and differences of our products. The features of products not yet in production are subject to change.

	TM5800	TM8600	TM8800

Typical maximum GHz range	0.6 — 1.0	1.0 — 1.3	1.0 — 2.0
Maximum power range	6.5-9.5 W	5-14 W	3-25 W
Instruction compatibility	x86	x86	x86
Level 1 instruction cache	64 KB	64 KB	64 KB
Level 1 data cache	64 KB	128 KB	128 KB
Level 2 cache	512 KB	1 MB	1MB
I/O bus interface	PCI	HyperTransport	HyperTransport
Graphics interface	PCI	AGP	AGP
Memory controller interface	SDR/DDR	DDR	DDR
LongRun power management	Yes	Yes	Yes
VLIW full instruction length	128-bits	256-bits	256-bits
Manufacturing technology process	130 nm	130 nm	90 nm
Production year	2001	2003	*

*	We plan to begin volume shipments of this product in the second half of 2004.

      We offer small package versions of these products, which are targeted for small form factor devices. The products described in the table above are full cache versions of our products, we also offer “half cache” versions with approximately 50% of the level 2 cache as the products listed above, which are suited for applications that do not require the higher performance offered by our “full cache” products.

Customers

      We currently sell our products to a number of the computing industry’s leaders. Based on revenue during the nine months ended September 30, 2003, our top five customers were Fujitsu, Hewlett-Packard, Sharp, and two of our distributors, Siltrontech Electronics and Uniquest.

Sales and Marketing

      We sell our products directly to OEMs and, to a lesser extent, through distributors, stocking representatives and manufacturers’ representatives. We also market our products to ODMs, which we believe will become a more important sales channel for us in the future. We have direct sales personnel in the United States, Japan, Taiwan and Europe and we have added manufacturers’ representatives and distributors in Europe, and manufacturers’ representatives in North America. Etron Corporation Ltd. is our manufacturers’ representative for Korea. Uniquest, Siltrontech Electronics and Edom Technology are our primary distributors in Hong Kong and Taiwan, and All American Semiconductor is our exclusive distributor in North America. Inno Micro Corporation and Shinden Hightex Corporation have been added as distributors for Japan. Our distributors are restricted from selling to certain OEMs and major notebook manufacturers and have provisions in their agreements specifying inventory levels, price protection policies and rights of return policies for non end-of-life products. As needed, we will continue to add representation to our current sales and distribution network.

      In addition, we have field applications engineers who work directly with our customers. We have opened offices in Taiwan and Japan to provide sales and customer support. We assist our potential customers in selecting, integrating and tuning hardware and software system components that make up the final computer system. We also provide potential customers with reference platform designs, which we believe will enable our customers to achieve easier and faster transitions from the initial prototype designs through final production releases. We believe these reference platform designs also will enhance our targeted customers’ confidence that our products will meet their market requirements and product introduction schedules.

Manufacturing

      We use third-party manufacturers for wafer fabrication. By subcontracting our manufacturing, we focus our resources on product design and eliminate the high cost of owning and operating a semiconductor fabrication facility. This fabless business model also allows us to take advantage of the research and development efforts of manufacturers, and permits us to work with those manufacturers that offer the most advanced manufacturing processes and competitive prices.

      We currently use TSMC to fabricate wafers for our microprocessors, and intend to rely exclusively on it to manufacture our 130 nanometer Efficeon TM8600 product. We place orders with TSMC on a purchase order basis. We do not have a manufacturing agreement with TSMC that guarantees any particular production capacity or any particular price from TSMC. TSMC may allocate capacity to other companies and reduce deliveries to us on short notice.

      We currently intend to use Fujitsu Microelectronics in Japan to manufacture our initial 90 nanometer Efficeon TM8000 products. In November, we delivered to Fujitsu Microelectronics the tape-out of the 90 nanometer version of the Efficeon chip for manufacture in its 90 nanometer foundry. We expect to receive first silicon from this tape-out as early as January 2004, and we plan to begin volume shipments from this process in the second half of 2004. We have yet to enter into a definitive manufacturing agreement with them, and any agreement we may enter into may not provide us with guaranteed production capacity.

      ASE performs the initial testing of the silicon wafers that contain our microprocessors. After initial testing, ASE cuts the silicon wafers into individual semiconductors and assembles them into packages. All testing is performed on standard test equipment using proprietary test programs developed by our test engineering group. We periodically inspect the test facilities to ensure that their procedures remain consistent with those required for the assembly of our products. We generally ship our products from a third party fulfillment center in Hong Kong.

      We participate in quality and reliability monitoring through each stage of the production cycle by reviewing data from our wafer fabrication plants and assembly subcontractor. We closely monitor wafer fabrication plant production to enhance product quality and reliability and yield levels.

Competition

      The market for microprocessors is intensely competitive, is subject to rapid technological change and is currently, and has been for many years, dominated by Intel. We face intense and direct competition from Intel, and we face additional competition from AMD and VIA Technologies, in the market for microprocessors. We expect to continue to face intense competition from these and other competitors in the various microprocessor markets that we target, such as notebook computers, UPCs, tablet PCs, thin clients, blade servers and embedded computers. We believe that competition will be intense in the future in all of the markets in which we compete and may cause price reductions, reduced gross margins and loss of market share, any one of which could significantly reduce our future revenue and increase our losses.

      We compete on the basis of a variety of factors, including:

•	technical innovation;

•	performance of our products, including their speed, power usage, product system compatibility, reliability and size;

•	product price;

•	product availability;

•	reputation and branding;

•	product marketing and merchandising; and

•	technical support.

      Many of our current and potential competitors, and Intel in particular, have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition, significantly greater influence and leverage in the industry and much larger customer bases than we do. We may not be able to compete effectively against current and potential competitors, especially those with significantly greater resources and market leverage.

      In marketing our microprocessors to OEMs, ODMs and distributors, we depend on third-party companies for the design and manufacture of core-logic chipsets, graphics chips, motherboards, BIOS software and other components. All of these third-party designers and manufacturers produce chipsets, motherboards, BIOS software and other components to support each new generation of Intel’s microprocessors, and Intel has significant leverage over their business opportunities.

Intellectual Property

      Our success depends in part upon our ability to secure and maintain legal protection for the proprietary aspects of our technology and to operate without infringing the proprietary rights of others. We rely on a combination of patents, copyrights, trademarks, trade secret laws and contractual restrictions on disclosure to protect our intellectual property rights. Our intellectual property rights include 37 issued U.S. patents, with expiration dates ranging from 2012 to 2023. We also have a number of patent applications pending in the United States and in other countries. It is possible that no more patents will issue from patent applications that we have filed. Our existing patents and any additional patents that may issue may not provide sufficiently broad protection to protect our proprietary rights. We hold a number of trademarks, including Transmeta, Crusoe, Efficeon, LongRun and Code Morphing.

      Legal protections afford only limited protection for our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology. Furthermore, policing the unauthorized use of our products or technology is difficult. Leading companies in the semiconductor industry have extensive intellectual property portfolios relating to semiconductor technology. From time to time, third parties, including these leading companies, may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies and related methods that are important to us. We have received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products. There are currently no such third party claims that we believe to be material. In the future, however, litigation may be necessary to defend against claims of infringement or invalidity, to determine the validity and scope of the proprietary rights of others, to enforce our intellectual property rights, or to protect our trade secrets.

Employees

      At October 31, 2003, we employed 298 people in the United States, Japan, Taiwan and Europe. Of these employees, 214 were engaged in research and development, 34 were engaged in sales and marketing and 50 were engaged in general and administrative functions. None of our employees is subject to any collective bargaining agreements. We believe that our employee relations are good.

Properties

      We lease a total of approximately 126,225 square feet of office space in Santa Clara, California, under leases expiring in June 2008. We also lease office space in Taiwan and Japan to support our sales and marketing personnel worldwide. As a result of our workforce reduction in the third quarter of fiscal 2002, we vacated approximately 67,730 square feet of office space in Santa Clara, California and we have listed this excess office space with a real estate broker in an effort to secure subtenants.

MANAGEMENT

      The following table presents the names, offices, and ages of each of our directors and executive officers, as of December 15, 2003:

Name	Age	Title

Matthew R. Perry	41	President and Chief Executive Officer and Director
Fred Brown	59	Senior Vice President of Worldwide Sales
Svend-Olav Carlsen	38	Vice President of Finance and Chief Financial Officer
David R. Ditzel	46	Chief Technology Officer and Director
Ray Holzworth	48	Vice President of Operations
John O’Hara Horsley	42	Vice President, General Counsel and Secretary
Takashi Murayama	52	Vice President and President of Transmeta KK
Barry L. Rubinson	58	Vice President of Software
Arthur L. Swift	45	Senior Vice President of Marketing
R. Hugh Barnes	58	Director
Murray A. Goldman(3)	66	Director
William P. Tai(1)(2)(3)	41	Director
T. Peter Thomas(1)(2)(3)	57	Director
Rick Timmins(2)	51	Director

(1)	Member of the compensation committee.

(2)	Member of the audit committee.

(3)	Member of nominating committee.

      Matthew R. Perry has served as President and Chief Executive Officer and as a director of Transmeta since April 2002. From December 1995 to April 2002, Dr. Perry was employed at Cirrus Logic, Inc., a supplier of chip solutions for consumer entertainment electronics, where he held a variety of positions, most recently as Vice President and General Manager, in which position he managed, in succession, Cirrus Logic’s Embedded Processors Division, Crystal Products Division and Optical Products Division. Before joining Cirrus Logic, Dr. Perry was employed at Advanced Micro Devices, a supplier of integrated circuits and, prior to that, at Motorola, a provider of integrated communications solutions and embedded electronic solutions, in each case where he held management positions. Dr. Perry earlier served as an Assistant Professor of Electrical Engineering at Texas Tech University. Dr. Perry also serves on the board of directors of the Consumer Electronics Association. Dr. Perry holds a B.S. in electrical engineering, an M.S. in electrical engineering and a Ph.D. in electrical engineering, all from Oklahoma State University.

      Fred Brown has served as Senior Vice President of Worldwide Sales since October 2001. From February 1994 to February 2001, Mr. Brown was employed by C-Cube Microsystems, Inc., a digital video technology company, in a variety of positions, most recently as Senior Vice President of Worldwide Sales. From May 1983 to February 1994, Mr. Brown was employed by LSI Logic, a manufacturer and supplier of integrated circuits, in a variety of positions, most recently as Vice President, Asia Pacific Sales. Mr. Brown holds a B.S. in electrical engineering from Carnegie Institute of Technology, now Carnegie Mellon University.

      Svend-Olav Carlsen has served as Chief Financial Officer since June 2002, Vice President of Finance since December 2001 and served as Corporate Controller from October 2000 until December 2001. From July 1997 to October 2000, Mr. Carlsen was employed by S3 Incorporated, a semiconductor company, in a variety of financial management positions, most recently as Assistant Corporate Controller and Director of Tax and International Finance. From April 1996 to July 1997, Mr. Carlsen was employed by Diamond Multimedia Systems Ltd., where he served as European Regional Financial Controller. From September 1993 to April 1996, Mr. Carlsen was employed by Coopers & Lybrand as an Audit Manager. Mr. Carlsen is a Certified Public Accountant and holds an undergraduate degree and an M.B.A. from LMU, University of Munich, Germany.

      David R. Ditzel is a co-founder of Transmeta. Mr. Ditzel has served as Vice Chairman of the board of directors and Chief Technology Officer since March 2001 and has been a director of Transmeta since March 1995. From March 1995 to March 2001, Mr. Ditzel served as Chief Executive Officer of Transmeta and as President from March 1995 to January 2000. In addition, Mr. Ditzel served as Vice President of Engineering of Transmeta from March 1995 to November 1998. From 1987 to 1995, Mr. Ditzel was employed at Sun Microsystems, a provider of network computing environments, where he held a variety of positions, most recently as Director of SPARC Laboratories and Chief Technical Officer of the Microelectronics division. From 1978 to 1987, Mr. Ditzel was employed at AT&T Bell Laboratories, where he was a Member of Technical Staff. Mr. Ditzel holds a B.S. in electrical engineering and a B.S. in computer science from Iowa State University and an M.S. in electrical engineering and computer science from the University of California at Berkeley.

      Ray Holzworth has served as Vice President of Operations since August of 2002. From November 2000 to June 2002, Mr. Holzworth was employed by PLX Technology, a supplier of high-speed, I/O interconnect silicon for the server, storage, communications and industrial control industries, where he served as Vice President of Operations. From June 1998 to November 2000, Mr. Holzworth was employed by Triscend Corporation, a supplier of configurable system-on-chip devices and customizable microcontrollers, where he served as Vice President of Operations. Mr. Holzworth holds A.B. degrees in Math, Chemistry, and Physics from Erskine College, an M.S. degree in Materials Science from the University of Florida at Gainesville, an M.S. degree in Electrical Engineering from Stanford University, and an M.B.A. from San Jose State University.

      John O’Hara Horsley has served as a Vice President since June 2001 and as General Counsel of Transmeta since July 2000. From November 1997 to July 2000, Mr. Horsley served at the Federal Trade Commission in appointed positions within the Bureau of Competition, most recently as Chief Counsel for Intellectual Property and Technology Matters. From October 1988 to October 1997, Mr. Horsley practiced law as an associate and partner with Pillsbury Madison & Sutro, where he specialized in litigation and strategic counseling in intellectual property, antitrust and securities law matters. Mr. Horsley holds a B.A. in Philosophy and a B.A. in English from the University of Utah and a J.D. from the University of California at Berkeley.

      Takashi Murayama has served as Vice President and President of Transmeta KK since August 2002. From May 1999 to August 2001, Mr. Murayama was employed by Conexant, a provider of semiconductor solutions, where he served as Executive Sales Director. From July 1978 to April 1999 Mr. Murayama was employed by Intel, a microprocessor manufacturer, where he held a variety of positions, most recently as Regional Sales Manager. Mr. Murayama holds a B.S. in electrical engineering from Kagoshima University in Japan.

      Barry L. Rubinson has served as Vice President of Software of Transmeta since August 2000. From August 1999 to July 2000, Mr. Rubinson was employed at AltaVista, an Internet search services company, where he held a variety of positions, most recently as Vice President of Engineering and then as Chief Technology Officer of the AltaVista search division. From June 1998 to August 1999, Mr. Rubinson was employed at Compaq Computer Corporation, a computer manufacturer, as Vice President of Engineering. From April 1974 until June 1998, Mr. Rubinson was employed at Digital Equipment Corporation, a computer manufacturer, where he held a variety of positions, most recently as Corporate Consulting Engineer. Mr. Rubinson holds a B.S. in Management Science and a M.S. in Computer Engineering from Case Western Reserve University.

      Arthur L. Swift has served as Senior Vice President of Marketing of Transmeta since March 2003. From February 2002 to March 2003, Mr. Swift was employed by Summit Microelectronics, a supplier of semiconductors that manage the power functions in communications, networking, storage and server systems, where he served as Vice President of Marketing and Business Development. From July 2000 to August 2001, Mr. Swift was employed by LynuxWorks, Inc, a supplier of embedded operating systems and tools, for real-time and embedded applications, where he served in the office of the President and Chief Operating Officer. Before that, Mr. Swift was employed as President and Chief Operating Officer of ISDCorp, an embedded software and services company, from March 2000 until it was acquired by

LynuxWorks, Inc. in July 2000. From October 1996 to March 2000, Mr. Swift was employed by Cirrus Logic, Inc., a supplier of chip solutions for consumer entertainment electronics, where he held a variety of positions, most recently as Vice President and General Manager of the Magnetic Storage Division. From 1994 to 1996, Mr. Swift was employed at Sun Microsystems, a provider of network computing environments, where he served as Vice President of Marketing and had marketing responsibility for Sun’s semiconductor division and Sparc microprocessors. From 1992 to 1994, Mr. Swift was employed by Digital Equipment Corporation, a computer manufacturer, where he held a variety of positions, most recently as Vice President of Marketing and Sales, in which role he had responsibility for Digital’s semiconductor business unit including Alpha microprocessors. Mr. Swift holds a B.S. in Electrical Engineering from The Pennsylvania State University.

      R. Hugh Barnes has served as a director of Transmeta since November 1998 and served as President and Chief Operating Officer of Transmeta from October 2001 to April 2002. Mr. Barnes served as a business advisor to Transmeta from March 1997 to November 1998. From April 1984 to January 1997, Mr. Barnes was employed at Compaq Computer Corporation, a computer manufacturer, where he held a variety of positions, most recently as Vice President and Chief Technical Officer. Mr. Barnes holds a B.S. in electrical engineering from Iowa State University.

      Murray A. Goldman has served as Chairman of the board of directors of Transmeta since November 1998 and served as Chief Executive Officer from October 2001 to April 2002. Dr. Goldman served as a business advisor to Transmeta from March 1997 to November 1998. From July 1969 to January 1997, Dr. Goldman was employed at Motorola, a provider of integrated communications solutions and embedded electronic solutions, where he held a variety of positions, most recently as Executive Vice President and Assistant General Manager of the Semiconductor Products Sector. Dr. Goldman also serves on the board of directors of Three Five Systems, a designer and manufacturer of display modules. Dr. Goldman holds a B.S. in electrical engineering from the University of Pittsburgh and an M.S. and a Ph.D. in electrical engineering from New York University.

      William P. Tai has served as a director of Transmeta since December 1995. Since June 2002, Mr. Tai has served as a general partner of Charles River Ventures, a venture capital firm. Since July 1997, Mr. Tai has also served as a general partner and managing director of Institutional Venture Management, a venture capital firm. Mr. Tai also serves on the board of directors of Microtune, a provider of broadband wireless components, as well as several privately held companies. Mr. Tai holds a B.S. in electrical engineering from the University of Illinois and an M.B.A. from the Harvard Graduate School of Business.

      Rick Timmins has been employed since January 1996 at Cisco Systems, Inc., a computer networking products company, where he has held a series of financial management positions, most recently as Vice President of Worldwide Sales and Service Finance. From January 1974 until December 1995, he was employed at Motorola, a provider of integrated communications solutions and embedded electronic solutions, where he held a series of financial management positions, most recently as Vice President and Controller of the Microprocessor, Memory and Microcontroller Group. Mr. Timmins also serves on the board of directors of Ultratech Stepper, Inc., a developer and manufacturer of photolithography equipment used in the fabrication of semiconductor and nanotechnology components. He holds a B.S. in Accounting and Finance from the University of Arizona and an M.B.A. from St. Edward’s University in Austin, Texas. Mr. Timmins is a Certified Public Accountant.

      T. Peter Thomas has served as a director of Transmeta since December 1995. Since November 1985, Mr. Thomas has served as managing director of Institutional Venture Management. Mr. Thomas also serves on the board of Atmel Corp., a manufacturer of a broad range of high performance non-volatile memory and logic integrated circuits, and At Road, Inc., an integrator of global positioning, wireless communications and Internet technology for Mobile Resource Management, as well as several privately held companies. Mr. Thomas holds a B.S. in electrical engineering from Utah State University and an M.S. in computer science from Santa Clara University.

CERTAIN TRANSACTIONS

Chief Executive Officer Compensation

      The following is the compensation which we provided in 2002 to Matthew R. Perry, our President, CEO and a member of our board of directors. We hired Dr. Perry in April 2002. We agreed to pay him an annual base salary of $330,000 and to allow him to participate in our executive bonus plan, with a target bonus of 50% of his base salary. We granted him an option to purchase 2,000,000 shares of our common stock, exercisable at $2.60 per share and expiring on April 10, 2012. This option was vested as to 200,000 shares on April 10, 2002, vested as to 25% of the remaining 1,800,000 shares on April 10, 2003 and will vest as to 2.083% of the remaining 1,800,000 shares each month after that, so long as he remains employed by us. In addition, the vesting of this option accelerates as to one-half of the remaining unvested shares if we were to experience a change of control and his employment were to be terminated without cause or if he resigned for good reason within one year following that change of control. We also paid Dr. Perry a $150,000 starting bonus and agreed to make available up to $1,000,000 in home loan assistance. In respect of that latter obligation, we have entered into a one-year lease of a house to be occupied by Dr. Perry as his residence; we pay $4,200 per month under that lease and expect to make certain related tax payments. During 2002, Dr. Perry was paid a salary of $238,750 and a bonus in the amount of $191,250. He also received reimbursements in the amount of $35,783 for relocation expenses, which includes temporary accommodations. The committee also granted Dr. Perry an option to purchase 1,000,000 shares in November 2002, exercisable at $1.05 per share and expiring on November 12, 2012. This option vested as to 200,000 shares on November 12, 2002 and as to the remaining 800,000 shares as follows: the option vested as to the first 25% on April 10, 2003 and will vest as to the remaining 75% over the next three years in equal monthly installments, and will be fully vested on April 10, 2006, so long as he remains employed by us.

Our 2000 Equity Incentive Plan

      Our 2000 Equity Incentive Plan provides for stock option grants to our employees, officers, directors, consultants, independent contractors and advisors and those of any of our subsidiaries. We have made option grants under the 2000 Equity Incentive Plan to each of our executive officers and directors. Options to purchase 26,615,625 shares of our common stock are outstanding and options to purchase 4,285,782 shares remain available for grant under the 2000 Equity Incentive Plan as of November 24, 2003. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum term of the options granted under our 2000 Equity Incentive Plan is ten years. Options granted under our 2000 Equity Incentive Plan generally expire three months after the termination of the optionee’s service to us or to a parent or subsidiary of ours, or twelve months if the termination is due to death or disability. In the event of a liquidation, dissolution or change in control transaction, except for options granted to non-employee directors, the options may be assumed or substituted by the successor company. Except for options granted to non-employee directors, options that are not assumed or substituted will expire on the transaction at the time and on the conditions as the compensation committee will determine. The compensation committee of the board or the board acting as the compensation committee will administer the 2000 Equity Incentive Plan. Except for automatic grants to outside directors under the 2000 Equity Incentive Plan, the compensation committee has the power to determine the form and terms of any award granted under the 2000 Equity Incentive Plan including the exercise price, the number of shares subject to each award, the exercisability of the options and the form of consideration payable upon exercise. During any calendar year, no person will be eligible to receive more than 4,000,000 shares, or 6,000,000 shares in the case of a new employee, under the 2000 Equity Incentive Plan. The 2000 Equity Incentive Plan will terminate in September 2010, unless it is terminated earlier by our board.

      Our 2000 Equity Incentive Plan provides for automatic and non-discretionary option grants to directors who are not employed by us or by a parent or subsidiary of ours. Each non-employee director who becomes a member of our board will automatically be granted an option to purchase 30,000 shares of our common stock as of the date that director joins the board. Immediately after each annual meeting of our stockholders, each non-employee director will automatically be granted an additional option to purchase 15,000 shares of our common stock, as long as the non-employee director is a member of our board on that date and has served continuously as a member of our board for at least twelve months since the last option grant to that non-employee director. If less than twelve months has passed, then the number of shares subject to the option granted after the annual meeting will be equal to 15,000 multiplied by a fraction, the numerator of which is the number of days that have elapsed since the last option grant to that director and the denominator of which is 365 days. The exercise price will be the fair market value of our common stock on the date of grant. The option will have a ten-year term and will terminate three months after the date the director ceases to be a director or consultant or twelve months if the termination is due to death or disability. All options granted to non-employee directors will vest over three years at a rate of one-third of the total shares on the first anniversary of the date of grant, and 2.77778% of the total shares each month after that, so long as the non-employee director remains a director or consultant. In the event of our dissolution, liquidation or a change in control transaction, options granted to our non-employee directors under the plan will vest and be exercisable in full.

Non-Plan Option Grants

      Options granted to four of our officers and directors outside of any equity compensation plan adopted by Transmeta remained outstanding as of November 21, 2003 (“Non-Plan Options”): (i) a Non-Plan Option to purchase 80,000 shares of our common stock granted to Svend-Olav Carlsen, our Chief Financial Officer, at an exercise price of $9.50 per share, (ii) a Non-Plan Option to purchase 600,000 shares of our common stock granted to Barry L. Rubinson, our Vice President of Software, at an exercise price of $6.00 per share, (iii) a Non-Plan Option to purchase 60,000 shares of our common stock granted to Larry R. Carter, who was a member of our board of directors at the time of grant, at an exercise price of $9.50 per share and (iv) a Non-Plan Option to purchase 30,000 shares of our common stock granted to T. Peter Thomas, a member of our board of directors, at an exercise price of $9.50 per share.

      Such Non-Plan Option grants were made pursuant to the terms of a form Non-Plan Stock Option Agreement, with each such grant authorized by the board or the compensation committee of the board. The Non-Plan Option grants have not been approved by our stockholders.

      All of the Non-Plan Options are non-qualified stock options and were issued with an exercise price equal to 100% of the fair market value of the corresponding shares of common stock on the date of such grant. Each of the Non-Plan Options to Messrs. Carlsen and Rubinson, vest as to (i) 25% of the corresponding shares one year after the date of the respective grant and (ii) 2.08333% of the shares each month thereafter. Each of the Non-Plan Options to Messrs. Carter and Thomas vest as to (i) one-third of the corresponding shares one year after the date of the respective grant and (ii) 2.77778% of the shares each month thereafter.

      The Non-Plan Options expire, in the event the grantee’s employment is terminated for any reason other than as a result of such grantee’s death or disability or for cause, three months following such termination of employment, in the event the grantee’s employment is terminated as a result of such grantee’s death or disability, twelve months following such termination; and, in the event the grantee’s employment is terminated for cause, on such termination date. In addition, the option grant agreement provides for the payment of the exercise price of options by any of the following means: (1) in cash (by check); (2) by cancellation of our indebtedness to the participant; (3) at the discretion of our board of directors, by surrender of shares of our common stock; (4) at the discretion of our board of directors, by tender of a full recourse promissory note; (5) by waiver of compensation due or accrued to the participant for services rendered; (6) through a “same day sale” commitment from the participant and a broker-dealer that is a member of the National Association of Securities Dealers (an “NASD Dealer”); or (7) through a “margin” commitment from the participant and an NASD Dealer; or (8) by any combination of the foregoing.

      In the event of our merger, consolidation, dissolution or liquidation, the sale of substantially all of our assets or any other similar corporate transaction, the successor corporation may assume or substitute for the Non-Plan Options. In the event such successor corporation refuses to assume, replace or substitute the Non-Plan Option, as provided above, then the Non-Plan Option will expire on such transaction at such time and on such conditions as our board of directors will determine.

Loans

      In December 1998, R. Hugh Barnes, one of our directors, exercised options to purchase 120,000 shares of common stock, and paid for a portion of these shares with full recourse promissory notes that bear interest semi-annually on the principal amount at a rate of 4.47%. In June 1999, he exercised options to purchase 80,000 shares of common stock, and paid for a portion of these shares with a full recourse promissory note that bears interest semi-annually on the principal amount at a rate of 5.30%. Each note has a five-year term and is secured by the shares purchased pursuant to the respective note. As of November 21, 2003, the aggregate amount outstanding under the notes was $108,872.

      In December 1998, Murray A. Goldman, the Chairman of the Board, exercised options to purchase 100,000 shares of common stock, and paid for a portion of these shares with a full recourse promissory note that bears interest semi-annually on the principal amount at a rate of 4.47%. In March 1999, he exercised options to purchase 500,000 shares of common stock, and paid for a portion of these shares with a full recourse promissory note that bears interest semi-annually at a rate of 4.77%. Each note has a five-year term and is secured by the shares purchased pursuant to the respective note. As of November 21, 2003, the aggregate amount outstanding under the notes was $460,452.

      In March 1999, David R. Ditzel, our Chief Technology Officer since March 2001 and one of our directors since March 1995, exercised options to purchase 500,000 shares of common stock, and paid for a portion of these shares with a full recourse promissory note that bears interest on the principal amount at a rate of 4.77%. The note has a five-year term and is secured by the shares purchased pursuant to the note. As of November 21, 2003, the aggregate amount outstanding under the note was $402,429.

UNDERWRITING

      We have entered into an underwriting agreement with the underwriters named below. Needham & Company, Inc., A.G. Edwards & Sons, Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name below.

Number of
Underwriter	Shares

Needham & Company, Inc.	12,125,000
A.G. Edwards & Sons, Inc.	6,062,500
U.S. Bancorp Piper Jaffray Inc.	6,062,500
C.E. Unterberg, Towbin	250,000
JMP Securities LLC	250,000
Rodman & Renshaw, Inc.	250,000

Total	25,000,000

      The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus supplement. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $0.104 per share. The underwriters may allow, and those dealers may reallow, a concession to other securities dealers of up to $0.05 per share from the public offering price. If all the shares are not sold at the public offering price, the offering price and other selling terms may be changed by the representatives.

      We have granted an option to the underwriters to purchase up to 3,750,000 additional shares of common stock at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus supplement. This option is exercisable during the 30-day period after the date of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

		Total

	Per Share	No Exercise	Full Exercise

Paid by Transmeta	$0.174	$4,350,000	$5,002,500

      We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $700,000. In addition, the Company has agreed to reimburse Needham & Company, Inc. for out of pocket expenses if the offering made hereby is not completed under certain circumstances.

      The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

      We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 180 days after the date of this prospectus supplement without the prior written consent of Needham & Company, Inc. This agreement does not apply to any existing employee benefit plans. Our directors, executive officers and other stockholders, who collectively hold in the aggregate 15,958,807 shares of common stock, have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 180 days after the date of this prospectus supplement without the prior written consent of Needham & Company, Inc. However, under these agreements, during the 180-day period after the date of this prospectus supplement, David R. Ditzel may sell shares of common stock under a sales plan he established on May 9, 2003 in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934. Under this sales plan, Mr. Ditzel may sell 100,000 shares of common stock per month, ending on April 30, 2004. Also under these agreements, R. Hugh Barnes and Murray A. Goldman will be able to sell a number of shares equal to the sum of the principal amount due on their respective outstanding promissory notes owing to us (see “Certain Transactions”), accrued interest on these notes and the amount of taxes owed on the sale of those shares divided by the public offering price. Based on the public offering price of $2.90 per share, Mr. Barnes will be able to sell 48,690 shares of common stock and Dr. Goldman will be able to sell 204,400 shares of common stock during the 180-day period after the date of this prospectus supplement. Needham & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

      Needham & Company, Inc. has been engaged to act as our financial advisor for which it may receive customary compensation from us.

      In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus supplement. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

      Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

      These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise.

      In connection with this offering, some of the underwriters or their affiliates may engage in passive market making transactions in our common stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

      Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

VALIDITY OF COMMON STOCK

      Certain legal matters with respect to the securities will be passed upon for us by Fenwick & West LLP, Mountain View, California. Members of the firm of Fenwick & West LLP hold a total of 34,507 shares of our common stock. The validity of the issuance of the shares of common stock offered by this prospectus supplement will be passed on for the underwriters by Sullivan & Cromwell LLP, Palo Alto, California.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is included and incorporated by reference in this prospectus supplement. Our financial statements are included and incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

TRANSMETA CORPORATION

INDEX TO FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Financial Statement as of and for the nine month period ended September 30, 2003
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2003 and December 31, 2002	F-2
Unaudited Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2003 and 2002	F-3
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2003 and 2002	F-4
Notes to Unaudited Condensed Consolidated Financial Statements	F-5
Audited Consolidated Financial Statements as of and for the year ended December 31, 2002
Report of Independent Auditors	F-11
Consolidated Balance Sheets as of December 31, 2002 and 2001	F-12
Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000	F-13
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2002, 2001 and 2000	F-14
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000	F-15
Notes to Consolidated Financial Statements	F-16

TRANSMETA CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	September 30,	December 31,
	2003	2002(1)

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$35,600	$16,613
Short-term investments	38,833	112,837
Accounts receivable, net	1,406	4,060
Inventories	7,401	10,937
Prepaid expenses and other current assets	4,389	4,722

Total current assets	87,629	149,169
Property and equipment, net	5,938	9,574
Patents and patent rights, net	31,483	36,623
Other assets	1,775	2,189

Total assets	$126,825	$197,555

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,057	$2,311
Accrued compensation and related compensation liabilities	2,563	3,195
Other accrued liabilities	6,302	8,216
Accrued restructuring charges	1,672	2,549
Current portion of long-term payables	14,500	16,000
Current portion of long-term debt and capital lease obligations	425	865

Total current liabilities	26,519	33,136
Long-term accrued restructuring charges, net of current portion	4,483	5,456
Long-term payables, net of current portion	12,712	17,449
Long-term debt and capital lease obligations, net of current portion	441	667
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.00001 par value (none issued)	—	—
Common stock, $0.00001 par value, at amounts paid in	606,814	601,119
Treasury stock	(2,439)	(2,439)
Deferred stock compensation	(1,046)	(3,039)
Accumulated other comprehensive income (loss)	(11)	134
Accumulated deficit	(520,648)	(454,928)

Total stockholders’ equity	82,670	140,847

Total liabilities and stockholders’ equity	$126,825	$197,555

(1)	Derived from the Company’s audited financial statements as of December 31, 2002, included in the Company’s Form 10-K filed with the Securities and Exchange Commission.

(See accompanying notes)

TRANSMETA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended

	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

Net revenue	$2,688	$6,443	$13,759	$18,129
Cost of revenue	3,073	3,994	12,523	12,447

Gross profit (loss)	(385)	2,449	1,236	5,682
Operating expenses:
Research and development(1)(2)	12,452	13,707	37,121	50,971
Selling, general and administrative(3)(4)	5,978	6,255	18,959	22,926
Restructuring charge(5)	—	4,102	—	14,726
Amortization of deferred charges, patents and patent rights	2,628	2,848	7,902	8,544
Stock compensation	2,302	(1,651)	3,833	595

Total operating expenses	23,360	25,261	67,815	97,762

Operating loss	(23,745)	(22,812)	(66,579)	(92,080)
Interest and other income	203	1,135	1,222	4,357
Interest expense	(116)	(88)	(363)	(557)

Net loss	$(23,658)	$(21,765)	$(65,720)	$(88,280)

Net loss per share — basic and diluted	$(0.17)	$(0.16)	$(0.47)	$(0.66)

Weighted average shares outstanding — basic and diluted	139,844	135,561	138,674	134,079

(1)	Excludes $190 and $973 in amortization of deferred stock compensation for the three months ended September 30, 2003 and 2002, respectively, and $924 and $3,675 for the nine months ended September 30, 2003 and September 30, 2002, respectively.

(2)	Excludes $135 and $(288) in variable stock compensation for the three months ended September 30, 2003 and 2002, respectively, and $170 and $(418) for the nine months ended September 30, 2003 and September 30, 2002, respectively.

(3)	Excludes $115 and $1,186 in amortization of deferred stock compensation for the three months ended September 30, 2003 and 2002, respectively, and $621 and $682 for the nine months ended September 30, 2003 and September 30, 2002, respectively.

(4)	Excludes $1,862 and $(1,785) in variable stock compensation for the three months ended September 30, 2003 and 2002, respectively, and $2,118 and $(1,607) for the nine months ended September 30, 2003 and September 30, 2002, respectively.

(5)	Excludes $(1,737) in amortization of deferred stock compensation related to employee terminations for the three and nine months ended September 30, 2002.

(See accompanying notes)

TRANSMETA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)
(Unaudited)

	Nine Months Ended

	September 30,	September 30,
	2003	2002

Cash flows from operating activities:
Net loss	$(65,720)	$(88,280)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock compensation	3,833	595
Depreciation	4,470	4,424
Amortization of other assets	370	128
Amortization of deferred charges, patents and patent rights	7,902	8,543
Non-cash restructuring charges	—	1,630
Changes in operating assets and liabilities:
Accounts receivable	2,654	(2,334)
Inventories	3,536	(6,941)
Prepaid expenses and other current assets	357	3,598
Accounts payable and accrued liabilities	(3,800)	(5,364)
Accrued restructuring charges	(1,851)	8,913

Net cash used in operating activities	(48,249)	(75,088)

Cash flows from investing activities:
Purchase of available-for-sale investments	(83,775)	(147,632)
Proceeds from sale or maturity of available-for-sale investments	157,634	215,104
Purchase of property and equipment	(834)	(3,185)
Payments of patents and patent rights	(9,000)	(9,000)
Other assets	(59)	(198)

Net cash provided by investing activities	63,966	55,089

Cash flows from financing activities:
Proceeds from sales of common stock under ESPP and stock option plans	3,854	4,440
Repayment of debt and capital lease obligations	(584)	(2,413)

Net cash provided by financing activities	3,270	2,027

Change in cash and cash equivalents	18,987	(17,972)
Cash and cash equivalents at beginning of period	16,613	57,747

Cash and cash equivalents at end of period	$35,600	$39,775

(See accompanying notes)

TRANSMETA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.     Basis of Presentation

      The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and accounting principles generally accepted in the United States for interim financial information. However, certain information or footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed, or omitted, pursuant to such rules and regulations. The preparation of financial statements in accordance with accounting principles generally accepted in the United Sates requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Significant estimates made in preparing the financial statements include inventory valuations, long-lived and intangible asset valuations, restructuring charges and revenue reserves. In the opinion of management, the statements include all adjustments (which are of a normal and recurring nature) necessary for the fair presentation of the results of the interim periods presented. These financial statements should be read in conjunction with our audited consolidated financial statements and the notes thereto included in the Company’s Form 10-K for the year ended December 31, 2002. The results of operations for the three months and nine months ended September 30, 2003 are not necessarily indicative of the operating results for the full fiscal year or any future period.

      The financial statements of the Company have been presented based on the assumption that the Company will continue as a going concern. The Company, however, has a history of substantial losses, and expects to incur future losses. Demonstrating the effects of these losses on its cash balances, during the past twelve months the Company’s cash and cash equivalents and short-term investments balances have decreased $81.3 million, from $155.7 million at September 30, 2002 to $74.4 million at September 30, 2003. As the Company shifts its product mix to its next generation processor, the Efficeon TM8000, and as it continues to develop new or enhance existing products or services in line with its business model, the Company expects that, as a result of an increased level of operations, it will need to increase its working capital, and accordingly, the net cash used to fund operating activities will increase, exceeding its current cash and cash equivalents and short-term investments balances, and that it will need to raise additional funds during the next twelve months to fund its operations and satisfy its current debt obligations. If it is unable to raise additional funds, the Company is positioned to modify its current business model to leverage its intellectual property assets to permit the Company to continue operating on a modified business model for a period that extends at least twelve months beyond September 30, 2003.

      The Company’s fiscal year ends on the last Friday in December, and each fiscal quarter ends on the last Friday of each calendar quarter. For ease of presentation, the accompanying financial information has been shown as of December 31 and calendar quarter ends for all annual and quarterly financial statement captions. The three-month periods ended September 26, 2003 and September 27, 2002 each consisted of 13 weeks. The first nine months of fiscal 2003 and 2002 each consisted of 39 weeks.

2.     Stock Based Compensation

      In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123” (SFAS 148). SFAS 148 amends the disclosure requirements of FASB’s SFAS 123, “Accounting for Stock-Based Compensation” to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

      The Company accounts for its stock options and equity awards in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25),

TRANSMETA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and related interpretations and has elected to follow the “disclosure only” alternative prescribed by SFAS 123. Expense associated with stock-based compensation is amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in FASB Interpretation 28. Accordingly, approximately 59% of the unearned deferred compensation is amortized in the first year, 25% in the second year, 12% in the third year, and 4% in the fourth year following the date of grant. Pursuant to SFAS 123, Transmeta discloses the pro forma effect of using the fair value method of accounting for its stock-based compensation arrangements.

      For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the option’s vesting period using an accelerated graded method. Pro forma information follows:

	Three Months Ended		Nine Months Ended

	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

	(in thousands, except per share amounts)
Net loss, as reported	$(23,658)	$(21,765)	$(65,720)	$(88,280)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	2,302	(1,651)	3,833	595
Less: Total stock-based employee compensation expense under fair value based method for all awards, net of related tax effects	(13,621)	(8,050)	(36,690)	(29,842)
Pro forma net loss	$(34,977)	$(31,466)	$(98,577)	$(117,527)
Basic and diluted net loss per share — as reported	$(0.17)	$(0.16)	$(0.47)	$(0.66)
Basic and diluted net loss per share — pro forma	$(0.25)	$(0.23)	$(0.71)	$(0.88)

      The fair value for the Company’s stock-based awards is estimated at the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including expected stock price volatility. Because the Company’s stock-based awards have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The fair value of options granted was determined based on estimated stock price volatility. The weighted average assumptions used to determine fair value were as follows:

	Options				ESPP

	Three Months		Nine Months		Three Months		Nine Months
	Ended		Ended		Ended		Ended
	September 30,		September 30,		September 30,		September 30,

	2003	2002	2003	2002	2003	2002	2003	2002

Expected volatility	0.92	0.83	0.86	1.31	1.03	1.10	1.03	1.17
Expected life in years	4.0	4.0	4.0	4.0	0.5	0.5	0.5	0.5
Risk-free interest rate	2.7%	2.8%	2.3%	4.2%	1.2%	2.1%	1.3%	2.5%
Expected dividend yield	0	0	0	0	0	0	0	0

TRANSMETA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Net Loss per Share

      Basic and diluted net loss per share is presented in conformity with FASB’s SFAS 128, “Earnings Per Share”, for all periods presented. Basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during each period, less weighted-average shares subject to repurchase.

      The following table presents the computation of basic and diluted net loss per share:

	Three Months Ended		Nine Months Ended

	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

	(in thousands, except for per share amounts)
Basic and diluted:
Net loss	$(23,658)	$(21,765)	$(65,720)	$(88,280)
Basic and diluted:
Weighted average shares outstanding	139,844	135,690	138,682	134,303
Less: Weighted average shares subject to repurchase	—	(129)	(8)	(224)

Weighted average shares used in computing basic and diluted net loss per share	139,844	135,561	138,674	134,079

Net loss per share — basic and diluted	$(0.17)	$(0.16)	$(0.47)	$(0.66)

      The Company has excluded all outstanding stock options from the calculation of basic and diluted net loss per share because these securities are antidilutive for all periods presented. Options and warrants to purchase 35,532,096 and 28,758,358 shares of common stock at September 30, 2003 and 2002, respectively, were not included in the computation of diluted net loss per share. These securities, had they been dilutive, would have been included in the computation of diluted net loss per share using the treasury stock method. Outstanding shares subject to repurchase have also been excluded from the calculation of net loss per share.

4.     Net Comprehensive Loss

      Net comprehensive loss includes the Company’s net loss, as well as changes to the accumulated other comprehensive loss on available-for-sale investments. Net comprehensive loss for the three and nine month periods ended September 30, 2003 and 2002, respectively, is as follows (in thousands):

	Three Months Ended		Nine Months Ended

	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

Net loss	$(23,658)	$(21,765)	$(65,720)	$(88,280)
Net change in other comprehensive loss — unrealized loss on investments	(36)	(19)	(145)	(494)

Net comprehensive loss	$(23,694)	$(21,784)	$(65,865)	$(88,774)

TRANSMETA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Inventories

      Inventories are stated at the lower of cost (first-in, first-out) or market. The components of inventories consist of the following (in thousands):

	September 30,	December 31,
	2003	2002

Work in progress	$4,926	$8,545
Finished goods	2,475	2,392

	$7,401	$10,937

      During the three and nine months ended September 30, 2003, the Company made adjustments of $868,000 and $1.1 million, respectively, compared to $937,000 and $2.6 million for the same periods in the prior year, to decrease the value of its inventory in response to lower demand and lower average selling prices expected in future periods for some of its products. The adjustments resulted in writing down these materials to a lower of cost or market value of $4.7 million as of September 30, 2003. Accordingly, gross margin may benefit from future sales of these parts to the extent that the associated revenue exceeds their currently adjusted values. During the first nine months of fiscal 2003 the Company has seen a minimal effect on gross margins resulting from the sale of previously reserved inventory, whereas during the third quarter of fiscal 2002 the Company recognized $700,000 in gross margin related to the sale of inventory for which the value had been written down in previous periods.

6.     Revenue Recognition

      The Company recognizes revenue from products sold when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. The Company accrues for estimated sales returns, and other allowances at the time of shipment. Certain of the Company’s product sales are made to distributors under agreements allowing for price protection and/ or right of return on unsold products. The Company defers recognition of revenue on these sales until the distributors sell the products. The Company may also sell certain products with “End of Life” status to its distributors under special arrangements without price protection or return privileges for which revenue is recognized upon transfer of title, typically shipment.

      The Company recognizes license revenue from technology license agreements when earned, which generally occurs when agreed-upon deliverables are provided, or milestones are met and confirmed by licensees. Additionally, license revenues are recognized only if payments received are non-refundable and not subject to any future performance obligation by the Company. Licensing revenue was $323,000 and $850,000 for the three and nine month periods ended September 30, 2003, respectively. The corresponding periods in fiscal 2002 did not include any licensing revenues.

7.     Product Warranty

      Transmeta typically provides a warranty that includes factory repair services or replacement as needed for replacement parts on its products for a period of one year from shipment. Transmeta records a provision for estimated warranty costs when the revenue on product sales is recognized. Actual warranty costs have been within management’s expectations to date and have not been material.

      The Company generally sells products with a limited indemnification of customers against intellectual property infringement claims related to the Company’s products. The Company’s policy is to accrue for known indemnification issues if a loss is probable and can be reasonably estimated, and accrues for estimated incurred but unidentified issues based on historical activity. To date, there are no such accruals or related expenses.

TRANSMETA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.     Restructuring Charges

      In the second quarter of fiscal 2002, Transmeta recorded a $10.6 million restructuring charge as a result of the Company’s decision to cease development and productization of the TM6000 microprocessor. The restructuring charge consisted primarily of lease costs, equipment write-offs and other costs as the Company identified a number of leased facilities as well as leased and owned equipment that were no longer required.

      On July 18, 2002, in connection with Transmeta’s decision to cease the development and productization of the TM6000 microprocessor, the Company terminated 195 employees and contractors. As a result, the Company recorded severance and termination charges of $4.1 million in the third quarter of fiscal 2002, which excludes a credit of $1.7 million to deferred compensation expense related to stock option cancellations for terminated employees. Additionally, the Company paid approximately $531,000 for previously accrued compensation in the third quarter of fiscal 2002 in connection with the employee terminations. Of the 195 employees and contractors that were terminated on July 18, 2002, 44 were sales, marketing, and administrative employees and 151 were research and development personnel. The Company’s workforce reduction was completed in the third quarter of fiscal 2002. Additionally, the Company vacated all excess facilities as of September 30, 2002.

      Accrued restructuring charges consist of the following at September 30, 2003 (in thousands):

	Provision			Provision
	Balance at			Balance at
	December 31,	Drawdowns		September 30,

	2002	Cash	Non-Cash	2003

Building leasehold costs	$7,903	$1,830	$(82)	$6,155
Workforce reduction	102	—	102	—

	$8,005	$1,830	$20	$6,155

9.     Legal Proceedings

      Beginning in June 2001, Transmeta, its directors, and certain of its officers were named as defendants in several putative shareholder class actions that were consolidated in and by the United States District Court for the Northern District of California as In re Transmeta Corporation Securities Litigation, Case No. C 01-02450 WHA. The complaints purported to allege a class action on behalf of persons who purchased Transmeta common stock between November 7, 2000 and July 19, 2001, and alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities Act of 1933, as amended. In March 2002, the Court granted in part and denied in part defendants’ motions to dismiss the consolidated amended complaint. In May 2002, the Court granted in part and denied in part defendants’ motion to dismiss the second amended complaint, and denied plaintiffs’ motion for leave to file a third amended complaint. In June 2002, defendants answered the second amended complaint as to the sole surviving claim. In July 2002, defendants filed a motion for summary judgment relating to that claim. In July 2002, plaintiffs moved for class certification and initiated discussion of a proposed settlement. The Company and the individual defendants believe that the complaints are without merit and deny any liability, but because they also wish to avoid the continuing waste of management time and expense of litigation, they entered into an agreement in October 2002 to settle all claims that might have been brought in this action for approximately $5.5 million, all of which monies have been fully funded by defendants’ director and officer liability insurance. In March 2003, after proper class notice and hearings, the Court approved the settlement and entered judgment for defendants, dismissing the action. In April 2003, a plaintiff’s law firm that was not selected by the Court to serve as class counsel filed a notice of appeal relating to certain

TRANSMETA CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Court orders addressing that firm’s applications to the Court for attorney’s fees. In August 2003, on appellant’s own motion, the Court of Appeals dismissed the appeal.

      Beginning in June 2001, the directors and certain officers of Transmeta were named as defendants in four purported shareholder derivative actions that were consolidated in and by the Superior Court for Santa Clara County in In re Transmeta Corporation Derivative Litigation, Master File No. CV 799491. The complaints were based upon the same matters alleged in the shareholder class action described above. In July 2002, the Court sustained the Company’s demurrer with leave to amend based on plaintiffs’ lack of standing, and deferred consideration of the individual defendants’ demurrer on the merits. The Company and the individual defendants believe that the complaints are without merit and deny any liability, but because they also wish to avoid the continuing waste of management time and expense of litigation, they entered into an agreement to settle all claims that might have been brought in this action. The settlement includes a payment of approximately $300,000 in fees to counsel for the derivative plaintiffs and shall be fully funded by defendants’ director and officer liability insurance. In October 2003, upon motion and after a hearing, the Court approved the settlement and entered an order dismissing the consolidated derivative action as to all defendants.

      Beginning in June 2001, the Company, certain of its directors and officers, and certain of the underwriters for its initial public offering were named as defendants in three putative shareholder class actions that were consolidated in and by the United States District Court for the Southern District of New York in In re Transmeta Corporation Initial Public Offering Securities Litigation, Case No. 01 CV 6492. The complaints allege that the prospectus issued in connection with the Company’s initial public offering on November 7, 2000 failed to disclose certain alleged actions by the underwriters for that offering, and alleges claims against the Company and several of its officers and directors under Sections 11 and 15 of the Securities Act of 1933, as amended, and under Sections 10(b) and Section 20(a) of the Securities Exchange Act of 1934, as amended. Similar actions have been filed against more than 300 other companies that issued stock in connection with other initial public offerings during 1999-2000. Those cases have been coordinated for pretrial purposes as In re Initial Public Offering Securities Litigation, Master File No. 21 MC 92 (SAS). In July 2002, the Company joined in a coordinated motion to dismiss filed on behalf of multiple issuers and other defendants. In February 2003, the Court granted in part and denied in part the coordinated motion to dismiss, and issued an order regarding the pleading of amended complaints. Plaintiffs subsequently proposed a settlement offer to all issuer defendants, which settlement would provide for payments by issuers’ insurance carriers if plaintiffs fail to recover a certain amount from underwriter defendants. Although the Company and the individual defendants believe that the complaints are without merit and deny any liability, but because they also wish to avoid the continuing waste of management time and expense of litigation, they accepted plaintiffs’ proposal to settle all claims that might have been brought in this action. The Company and the individual Transmeta defendants expect that their share of the global settlement will be fully funded by their director and officer liability insurance. Although the Company and the Transmeta defendants have approved the settlement in principle, it remains subject to several procedural conditions, as well as formal approval by the Court. It is possible that the parties may not reach a final written settlement agreement or that the Court may decline to approve the settlement in whole or part. In the event that the parties do not reach agreement on the final settlement, the Company and the Transmeta defendants believe that they have meritorious defenses and intend to defend any remaining action vigorously.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Transmeta Corporation

      We have audited the accompanying consolidated balance sheets of Transmeta Corporation as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transmeta Corporation at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

San Jose, California

January 13, 2003 except for
 Note 15, as to which the date
 is March 25, 2003

TRANSMETA CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

	(In thousands, except for
	share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	$16,613	$57,747
Short-term investments	112,837	183,941
Accounts receivable, net of allowances for doubtful accounts of $90 and $0, in 2002 and 2001, respectively	4,060	1,749
Inventories	10,937	1,388
Prepaid expenses and other current assets	4,722	7,091

Total current assets	149,169	251,916
Property and equipment, net	9,574	11,622
Patents and patent rights, net	36,623	43,469
Other assets	2,189	2,017

Total assets	$197,555	$309,024

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$2,311	$5,421
Accrued compensation and related compensation liabilities	3,195	5,129
Other accrued liabilities	8,216	6,553
Current portion of accrued restructuring costs	2,549	—
Current portion of long-term payables	16,000	15,000
Current portion of long-term debt and capital lease obligations	865	2,661

Total current liabilities	33,136	34,764
Long-term payables, net of current portion	17,449	28,904
Long-term accrued restructuring costs, net of current portion	5,456	—
Long-term debt and capital lease obligations, net of current portion	667	391
Commitments and contingencies
Stockholders’ equity:
Convertible preferred stock, $0.00001 par value, at amounts paid in; Authorized shares — 5,000,000. None issued in 2002 and 2001	—	—
Common stock, $0.00001 par value, at amounts paid in;
Authorized shares — 1,000,000,000.
Issued and outstanding shares — 136,086,142 in 2002 and 132,234,558 in 2001	601,119	603,464
Treasury stock — 796,875 shares in 2002 and 2001	(2,439)	(2,439)
Deferred stock compensation	(3,039)	(11,818)
Accumulated other comprehensive income	134	720
Accumulated deficit	(454,928)	(344,962)

Total stockholders’ equity	140,847	244,965

Total liabilities and stockholders’ equity	$197,555	$309,024

(See accompanying notes)

TRANSMETA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2002	2001	2000

	(In thousands, except for per share data)
Net product revenue	$24,247	$35,590	$16,180
Cost of revenue	17,127	48,694	9,461

Gross profit (loss)	7,120	(13,104)	6,719

Operating expenses:
Research and development(1)(2)	63,603	67,639	61,415
In-process research and development	—	13,600	—
Selling, general and administrative(3)(4)	29,917	35,460	27,045
Restructuring charges(5)	14,726	—	—
Amortization of deferred charges, patents and patent rights	11,392	17,556	10,416
Impairment write-off of deferred charges	—	16,564	—
Stock compensation	1,809	20,954	13,056

Total operating expenses	121,447	171,773	111,932

Operating loss	(114,327)	(184,877)	(105,213)
Interest and other income	4,962	14,686	9,174
Interest expense	(601)	(1,060)	(1,666)

Net loss	$(109,966)	$(171,251)	$(97,705)

Net loss per share — basic and diluted	$(0.82)	$(1.33)	$(2.18)

Weighted average shares outstanding — basic and diluted	134,719	129,002	44,741

(1)	Excludes $4,364, $8,292 and $5,557 in amortization of deferred stock compensation for the year ended December 31, 2002, 2001 and 2000, respectively.

(2)	Excludes $(408) and $2,006 in variable stock compensation for the year ended December 31, 2002 and 2001, respectively.

(3)	Excludes $950, $8,460 and $7,499 in amortization of deferred stock compensation for the year ended December 31, 2002, 2001 and 2000, respectively.

(4)	Excludes $(1,360) and $2,196 in variable stock compensation for the year ended December 31, 2002 and 2001, respectively.

(5)	Excludes $(1,737) in amortization of deferred stock compensation related to employee terminations for year ended December 31, 2002.

(See accompanying notes)

TRANSMETA CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

				Notes		Accumulated
	Convertible			Receivable	Deferred	Other		Total
	Preferred	Common	Treasury	from	Stock	Comprehensive	Accumulated	Stockholders’
	Stock	Stock	Stock	Stockholders	Compensation	Income/(Loss)	Deficit	Equity

	(In thousands, except for share and per share data)
Balance at December 31, 1999	$134,980	$7,183	$—	$(3,071)	$—	$(3)	$(76,006)	$63,083
Issuance of 7,040,000 shares of Series G convertible preferred stock to investors for cash at $12.50 per share, net of issuance costs of $58,000	87,942	—	—	—	—	—	—	87,942
Issuance of 14,950,000 shares of common stock in initial public offering, net of issuance costs of $24.4 million	—	289,638	—	—	—	—	—	289,638
Conversion of preferred stock into 73,174,342 shares of common stock	(222,922)	222,922	—	—	—	—	—	—
Issuance of 5,312,768 shares of common stock to employees under option exercises, net of repurchases	—	15,225	—	(14,681)	—	—	—	544
Issuance of 80,000 shares of common stock upon exercise of a warrant	—	50	—	—	—	—	—	50
Stock compensation in connection with severance arrangement	—	945	—	—	—	—	—	945
Issuance of warrants to purchase 8,000 shares of common stock in connection with consulting agreement	—	30	—	—	—	—	—	30
Issuance of 1,200,000 shares of common stock to a development partner	—	6,750	—	—	—	—	—	6,750
Issuance of 1,200,000 shares in connection with the conversion of a note	—	433	—	—	—	—	—	433
Stock compensation	—	46,044	—	—	(46,044)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	13,056	—	—	13,056
Other comprehensive income — unrealized gain on available-for-sale investments, net	—	—	—	—	—	150	—	150
Net loss	—	—	—	—	—	—	(97,705)	(97,705)

Comprehensive income/(loss)	—	—	—	—	—	—	—	(97,555)

Balance at December 31, 2000	—	589,220	—	(17,752)	(32,988)	147	(173,711)	364,916
Issuance costs related to issuance of shares of common stock in initial public offering	—	(256)	—	—	—	—	—	(256)
Issuance of 1,995,457 shares of common stock to employees under option exercises and employee stock purchase plan, net of repurchases	—	2,371	—	—	—	—	—	2,371
Issuance of 798,649 shares of common stock in connection with the purchase of patents and patent rights	—	13,813	—	—	—	—	—	13,813
Issuance of 618,817 shares of common stock in connection with net warrant exercises	—	170	—	—	—	—	—	170
Stock compensation in connection with employee severance arrangement	—	75	—	—	—	—	—	75
Issuance of 1,000,000 shares in connection with the purchase of in- process research and development	—	13,600	—	—	—	—	—	13,600
Stock compensation	—	(1,960)	—	1,744	21,170	—	—	20,954
Purchase of 796,875 shares of treasury stock in exchange for cancellation of shareholder notes	—	—	(2,439)	2,439	—	—	—	—
Reduction of shareholder notes relating to termination of officers and application of non-recourse accounting to remaining notes	—	(13,569)	—	13,569	—	—	—	—
Other comprehensive income — unrealized gain on available-for-sale investments, net	—	—	—	—	—	573	—	573
Net loss	—	—	—	—	—	—	(171,251)	(171,251)

Comprehensive income/(loss)	—	—	—	—	—	—	—	(170,678)

Balance at December 31, 2001	—	603,464	(2,439)	—	(11,818)	720	(344,962)	244,965
Issuance of 3,511,101 shares of common stock to employees under option exercises and employee stock purchase plan, net of repurchases	—	4,168	—	—	—	—	—	4,168
Stock compensation	—	(5,201)	—	—	8,779	—	—	3,578
Repayment of notes from stockholders	—	456	—	—	—	—	—	456
Variable stock compensation	—	(1,768)	—	—	—	—	—	(1,768)
Other comprehensive income — unrealized gain/(loss) on available-for-sale investments, net	—	—	—	—	—	(586)	—	(586)
Net loss	—	—	—	—	—	—	(109,966)	(109,966)

Comprehensive income/(loss)	—	—	—	—	—	—	—	(110,552)

Balance at December 31, 2002	$—	$601,119	$(2,439)	$—	$(3,039)	$134	$(454,928)	$140,847

(See accompanying notes)

TRANSMETA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2002	2001	2000

	(In thousands)
Cash flows from operating activities:
Net loss	$(109,966)	$(171,251)	$(97,705)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock compensation	1,809	20,954	13,056
Depreciation	5,888	6,494	6,091
Loss on disposal of fixed assets, net	148	—	—
Allowance for doubtful accounts	90	—	—
Amortization of other assets	201	190	—
Fair value of equity instruments issued for services	—	170	30
Stock compensation in connection with severance agreement	—	75	945
Amortization of deferred charges, patents and patent rights	11,392	17,556	10,416
Impairment write-off of deferred charges	—	16,564	—
Accretion of interest payable to a development partner	—	—	45
Write-off of purchased in-process research and development	—	13,600	—
Non cash restructuring charges	1,629	—	—
Changes in operating assets and liabilities:
Accounts receivable	(2,401)	1,549	(3,298)
Inventories	(9,549)	14,065	(15,453)
Prepaid expenses and other current assets	2,320	730	(6,209)
Other non-current assets	(103)	(904)	—
Accounts payable and accrued liabilities	(3,381)	(275)	13,532
Accrued restructuring charges	8,005	—	—
Deposits received under subleasing agreements	—	(138)	(93)

Net cash used in operating activities	(93,918)	(80,621)	(78,643)

Cash flows from investing activities:
Purchase of available-for-sale investments	(178,596)	(255,610)	(526,218)
Proceeds from sale or maturity of available-for-sale investments	249,114	155,600	462,811
Purchase of property and equipment	(5,581)	(7,634)	(8,036)
Loans to founders	—	5,446	(5,250)
Payment to development partner	(6,000)	(3,500)	(5,000)
Purchase of patents and patent rights	(9,000)	(12,041)	—
Other assets	(258)	(466)	(326)

Net cash provided by/ (used in) investing activities	49,679	(118,205)	(82,019)

Cash flows from financing activities:
Net proceeds from issue of preferred stock	—	—	87,942
Net proceeds from initial public offering of common stock	—	(256)	289,638
Common stock issued under stock option plans and employee stock purchase programs	4,168	2,371	544
Repayment of notes from stockholders	456	—	—
Issuance of common stock upon exercise of a warrant	—	—	50
Proceeds from debt and capital lease obligations	1,140	—	1,248
Repayment of debt and capital lease obligations	(2,659)	(5,286)	(5,661)

Net cash provided by/(used in) financing activities	3,105	(3,171)	373,761

Change in cash and cash equivalents	(41,134)	(201,997)	213,099
Cash and cash equivalents at beginning of period	57,747	259,744	46,645

Cash and cash equivalents at end of period	$16,613	$57,747	$259,744

Supplemental disclosure of cash paid during the period:
Cash paid for interest	$639	$908	$1,534
Cash paid for taxes	—	—	1
Supplemental disclosure of non-cash financing and investing activities:
Issuance of warrants	—	—	30
Issuance of common stock in connection with net exercise of warrants	—	170	—
Issuance of common stock to employees for notes receivable	—	40	14,817
Issuance of common stock upon conversion of a note payable to development partner	—	—	433
Issuance of common stock in connection with purchase of patent and patent rights	—	13,813	—
Issuance of common stock in connection with purchased in-process research and development	—	13,600	—
Issuance of common stock in connection with license agreement	—	—	6,750
Purchase of treasury stock in exchange for cancellation of shareholder notes	—	2,439	—
Issuance of payable to development partner	—	—	5,000

(See accompanying notes)

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Overview

The Company

      Transmeta develops and sells software-based microprocessors and develops additional hardware, software, and system technologies that enable manufacturers to build highly efficient computing systems characterized by low power consumption, reduced heat dissipation and the high performance required to run standard x86 compatible programs. The Company originally developed its family of Crusoe microprocessors for lightweight notebook computers and other mobile computing devices, but has developed and is continuing to develop microprocessors suitable for a variety of existing and emerging end markets in which energy and thermal efficiency along with x86 software compatibility are desirable.

      Transmeta was incorporated in California as Transmeta Corporation on March 3, 1995, and was principally engaged in research and development, marketing, sales, raising capital, establishing sources of supplies, commencing production and building its management team through January 2000. Substantially all of Transmeta’s revenue was derived from technology license agreements with development partners prior to this period. In January 2000, the Company introduced its Crusoe family of microprocessors and subsequently began to recognize product revenue from sales of microprocessor products, prototypes and development systems. Effective October 26, 2000, Transmeta reincorporated as a Delaware corporation.

Fiscal Year

      Transmeta’s fiscal year ends on the last Friday in December. For ease of presentation, the accompanying financial statements have been shown as ending on December 31 and calendar quarter ends for all annual and quarterly financial statement captions. Fiscal years 2002, 2001 and 2000 consisted of 52 weeks each and ended on December 27, December 28 and December 29, respectively.

Stock Split

      On October 26, 2000, the Company effected a 2-for-1 stock split of its common stock. All share and per share amounts have been retroactively adjusted to reflect this split.

2.     Summary of Significant Accounting Policies

Principles of Consolidation

      The accompanying consolidated financial statements include the financial statements of Transmeta and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

      The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Significant estimates made in preparing the financial statements include inventory valuations, long-lived and intangible asset valuations, restructuring charges and revenue reserves.

Concentrations of Credit Risk

      Financial instruments that potentially subject the Company to credit risk consist primarily of cash equivalents, short-term investments and accounts receivable. Substantially all of the Company’s cash equivalents are invested in highly liquid money market funds and commercial securities with high-quality financial institutions in the United States. Short-term investments consist of U.S. government and

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

commercial bonds and notes. The Company performs ongoing credit evaluations of its customers, maintains an allowance for potential credit losses and does not generally require collateral.

Supplier Concentrations

      The Company depends on a single or limited number of outside contractors to fabricate, assemble and test its semiconductor devices. While the Company seeks to maintain a sufficient level of supply and endeavors to maintain ongoing communications with suppliers to guard against interruptions or cessation of supply, business and results of operations could be adversely affected by a stoppage or delay of supply from these vendors.

Revenue Recognition

      The Company recognizes revenue from products sold when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. The Company accrues for estimated sales returns, and other allowances at the time of shipment. Certain of the Company’s product sales are made to distributors under agreements allowing for price protection and/or right of return on unsold products. The Company defers recognition of revenue on these sales until the distributors sell the products. The Company may also sell certain products with “End of Life” status to its distributors under special arrangements without price protection or return privileges for which revenue is recognized upon transfer of title, typically shipment.

Shipping and Handling Costs

      Shipping and handling costs are expensed as incurred and included in cost of revenue in the Company’s results of operations.

Comprehensive Income/(Loss)

      Net comprehensive loss includes the Company’s net loss, as well as accumulated comprehensive income/(loss) on available-for-sale investments. Net comprehensive loss for the years ended December 31, 2002, 2001 and 2000, respectively, is as follows:

	Years Ended December 31,

	2002	2001	2000

	(In thousands)
Net loss	$(109,966)	$(171,251)	$(97,705)
Net change in other comprehensive income/(loss) — unrealized gain/(loss) on investments	(586)	573	150

Net comprehensive loss	$(110,552)	$(170,678)	$(97,555)

Cash Equivalents and Short-term Investments

      Highly liquid debt securities with insignificant interest rate risk and original maturities of three months or less are classified as cash equivalents. Debt securities with maturities greater than three months and remaining maturities less than one year are available-for-sale and are classified as short-term investments. Securities with maturity dates greater than one year are also classified as short-term investments as they are considered to be available-for-sale securities.

      All of Transmeta’s short-term investments were classified as available-for-sale as of the balance sheet dates presented and, accordingly, are reported at fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income/(loss) in stockholders’ equity. Fair values of cash

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

equivalents approximated original cost due to the short period of time to maturity. The cost of securities sold is based on the specific identification method. Realized gains or losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in interest income or expense.

Fair Values of Financial Instruments

      The fair values of Transmeta’s cash equivalents, short-term investments, accounts receivable, prepaid expenses and other current assets, and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

      The fair values of short-term and long-term capital lease obligations are estimated based on current interest rates available to Transmeta for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying values of these obligations approximate their respective fair values.

Inventories

      Inventories are stated at the lower of cost (first-in, first-out) or market. Write-downs to reduce the carrying value of excess and obsolete, slow moving and non-usable inventory to net realizable value are charged to cost of revenue.

Property and Equipment

      Property and equipment are recorded at cost. Depreciation and amortization have been provided on the straight-line method over the related asset’s estimated useful life ranging from three to five years. Leasehold improvements and assets recorded under capital leases are amortized on a straight-line basis over the lesser of the related asset’s estimated useful life or the remaining lease term.

Valuation of Long-Lived and Intangible Assets

      Transmeta’s accounting policy related to the valuation and impairment of long-lived assets is in accordance with the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In accordance with our policy, at the end of each accounting period we evaluate our long-lived and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. Recoverability of assets to be held and used is determined by comparing the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds the future undiscounted cash flows the asset is considered to be impaired and the impairment charge recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Research and Development

      Costs to develop Transmeta’s products are expensed as incurred in accordance with the FASB’s SFAS 2, “Accounting for Research and Development Costs,” which establishes accounting and reporting standards for research and development costs.

      Transmeta accounts for software development costs in accordance with the FASB’s SFAS 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,” which requires capitalization of certain software development costs once technological feasibility for the software component is established and research and development activities for the hardware component are completed. Based on Transmeta’s development process, the time period between the establishment of

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

technological feasibility and completion of the hardware component and the release of the product is short and capitalization of internal development costs has not been material to date.

Income Taxes

      Transmeta accounts for income taxes in accordance with the FASB’s SFAS 109, “Accounting for Income Taxes”, which requires the use of the liability method in accounting for income taxes. Under SFAS 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that will be in effect when differences are expected to reverse.

Warranty

      Transmeta typically provides a warranty that includes factory repair services or replacement as needed for replacement parts on its products for a period of one year from shipment. Transmeta records a provision for estimated warranty costs upon shipment of its products. Warranty costs have been within management’s expectations to date and have not been material.

Advertising Expenses

      All advertising costs are expensed as incurred. To date, advertising costs have not been material.

Net Loss Per Share

      Basic and diluted net loss per share is presented in conformity with the FASB’s SFAS 128, “Earnings Per Share”, for all periods presented. Basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during each period, less weighted-average shares subject to repurchase.

      The following table presents the computation of basic and diluted net loss per share:

	Years Ended December 31,

	2002	2001	2000

	(In thousands, except per share amounts)
Basic and diluted:
Net loss	$(109,966)	$(171,251)	$(97,705)

Basic and diluted:
Weighted average shares outstanding	134,902	132,779	51,016
Less: Weighted average shares subject to repurchase	(183)	(3,777)	(6,275)

Weighted average shares used in computing basic and diluted net loss per share	134,719	129,002	44,741

Net loss per share — basic and diluted	$(0.82)	$(1.33)	$(2.18)

      The Company has excluded all outstanding stock options and shares subject to repurchase from the calculation of basic and diluted net loss per share because these securities are antidilutive for all periods presented. Options and warrants to purchase 32,917,730, 22,885,437 and 18,274,614 shares of common stock in 2002, 2001 and 2000, respectively, determined using the treasury stock method, were not included in the computation of diluted net loss per share because the effect would be antidilutive. These securities, had they been dilutive, would have been included in the computation of diluted net loss per share using the treasury stock method.

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-Based Compensation

      Transmeta has employee stock plans that are described more fully in Note 11. The Company accounts for its stock options and equity awards in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB 25) and related interpretations and has elected to follow the “disclosure only” alternative prescribed by the FASB’s SFAS 123, “Accounting for Stock-Based Compensation”. Expense associated with stock-based compensation is amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in FASB Interpretation 28. Accordingly, approximately 59% of the unearned deferred compensation is amortized in the first year, 25% in the second year, 12% in the third year, and 4% in the fourth year following the date of grant. Pursuant to SFAS 123, Transmeta discloses the pro forma effect of using the fair value method of accounting for its stock-based compensation arrangements.

      For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the option’s vesting period using an accelerated graded method. Pro forma information follows:

	Years Ended December 31,

	2002	2001	2000

	(In thousands, except per share data)
Net loss, as reported	$(109,966)	$(171,251)	$(97,705)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	$1,809	$20,954	$13,056
Less: Total stock-based employee compensation expense under fair value based method for all awards, net of related tax effects	$(41,377)	$(39,648)	$(27,757)
Pro forma net loss	$(149,534)	$(189,945)	$(112,406)
Basic and diluted net loss per share — as reported	$(0.82)	$(1.33)	$(2.18)
Basic and diluted net loss per share — pro forma	$(1.11)	$(1.47)	$(2.51)

      See Note 11 for a discussion of the assumptions used in the option pricing model and estimated fair value of employee stock options.

      Options and warrants granted to consultants and vendors are accounted for at fair value determined by using the Black-Scholes method in accordance with Emerging Issues Task Force (EITF) Issue No. 96-18. The assumptions used to value stock-based awards to consultants and vendors are similar to those used for employees except that the respective contractual life of the warrant or option was used instead of the estimated life.(see Note 11).

      Due to the resignation in fiscal 2001 of certain officers and the treatment of the notes they issued to the Company in order to early exercise their options, the Company is accounting for all remaining stockholder notes that were issued to purchase shares of the Company’s common stock as if such notes had terms equivalent to non-recourse notes. As a result, in fiscal 2001 the Company recorded additional stock compensation expense to write-off all accrued interest related to its remaining stockholder notes and recorded an adjustment to its balance sheet to reduce common stock and reduce notes receivable from stockholders by the remaining amounts owed under the stockholder notes. This entry did not have a material impact on stockholders’ equity.

      In addition, under the terms of the outstanding stockholder notes, interest continues to accrue until the notes are paid. In assessing these notes as non-recourse, the underlying purchase price for the shares is not deemed to be fixed until the notes have been paid or otherwise settled. Accordingly, the Company determined that variable accounting is to be applied to these note arrangements as long as the notes remain outstanding. Under variable accounting, the Company records compensation expense for the vested

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shares for the excess, if any, of the current market value of the shares over the then current principle amount of the notes and accrued interest, determined separately for each outstanding stockholder note. This variable accounting resulted in the Company recording a credit to stock compensation expense of $1.8 million in fiscal 2002 resulting from a lower share price of the Company’s common stock at the end of fiscal 2002 compared to the end of fiscal 2001. Stock compensation expense related to variable accounting was $2.5 million in fiscal 2001 and $0 in fiscal 2000. The market value of the Company’s common stock was $1.21 and $2.22 per share at the end of fiscal 2002 and 2001, respectively. During the remaining life of these outstanding stockholder notes, the Company’s reported stock compensation will be adjusted upward (expense) or downward (benefit) at each period end, based on the above stated formula.

Recent Accounting Pronouncements

      In July 2002, the FASB issued SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The principal difference between SFAS 146 and EITF 94-3 relates to the timing of the recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A liability for an exit cost as generally defined in EITF 94-3 is to be recognized at the date of an entity’s commitment to an exit plan. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company accounted for its restructuring activity during fiscal 2002 under EITF 94-3. The Company does not expect the adoption of SFAS 146 to have a material impact on its financial position or results of operations.

      In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantee’s of Indebtedness of Others.” FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company’s adoption of FIN 45 did not have a material impact on its financial position or results of operations.

      In December 2002, the FASB issued SFAS 148 “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amends SFAS 123 “Accounting for Stock-Based Compensation” and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. The transition guidance and annual disclosures provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company adopted the disclosure provisions of SFAS 148 for this Form 10-K. The Company will continue to account for stock-based compensation under the provisions of APB 25 “Accounting for Stock Issued to Employees” using the “intrinsic value” method. Accordingly, the adoption of SFAS 148 is not anticipated to have a material effect on the Company’s financial position, results of operations, or cash flows.

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In January 2003, the FASB issued FIN No. 46 “Consolidation of Variable Interest Entities.” FIN 46 requires a variable interest to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to a receive a majority of the entity’s residual returns or both. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not expect that the adoption of this standard will have a material impact on its financial position or results of operations.

3.     Financial Statement Components

Cash Equivalents and Short-Term Investments

      All cash equivalents and short-term investments as of December 31, 2002 and 2001 were classified as available-for-sale securities and consisted of the following:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

	(In thousands)
As of December 31, 2002:
Money market funds	$16,613	$—	$—	$16,613
Municipal obligations	10,000	—	—	10,000
Federal agency discount notes	33,000	82	—	33,082
Commercial paper	69,703	52	—	69,755

Total available-for-sale securities	$129,316	$134	$—	$129,450

Less amounts classified as cash equivalents				(16,613)

Total short-term investments				$112,837

As of December 31, 2001:
Money market funds	$52,015	$—	$—	$52,015
Federal agency discount notes	30,000	16	—	30,016
Commercial paper	157,014	704	—	157,718

Total available-for-sale securities	$239,029	$720	$—	$239,749

Less amounts classified as cash equivalents				(55,808)

Total short-term investments				$183,941

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a summary of amortized costs and estimated fair values of debt securities by contractual maturity.

	Amortized	Fair
	Cost	Value

	(In thousands)
As of December 31, 2002:
Amounts maturing within one year	$79,703	$79,755
Amounts maturing after one year, within five years	$33,000	$33,082

Accounts Receivable

      Customers who accounted for more than 10% of Transmeta’s accounts receivable balance at December 31, 2002 and 2001 are as follows:

	December 31,

	2002		2001

Customer:
Uniquest	52%		* %
Sharp	15%		* %
Mitac	11%		* %
Sonic Blue	*	%	44%
Fujitsu	*	%	20%
Sony Electronics	*	%	16%
Toshiba	*	%	12%

*	represents less than 10% of accounts receivable balance

      The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable. During fiscal 2002 we increased our allowance for doubtful accounts from $0 at December 31, 2001 to $90,000 at December 31, 2002, which resulted in a charge to bad debt expense of $90,000. There were no other adjustments to the allowance for bad doubtful accounts during fiscal 2002. Additionally, net accounts receivable at December 31, 2002 and 2001 included a revenue reserve of $65,000 and $34,000, respectively.

Inventories

      The components of inventories as of December 31, 2002 and 2001 are as follows:

	December 31,

	2002	2001

	(In thousands)
Work in progress	$8,545	$838
Finished goods	2,392	550

	$10,937	$1,388

      During the second quarter of fiscal 2001, Transmeta recorded a charge to cost of revenue totaling $28.1 million primarily related to the write-off of excess inventory and related non-cancelable purchase commitments. Inventory purchases and commitments are based upon product demand forecasts. The

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company built inventory levels for certain components with long lead times and entered into commitments for certain components. Due to a sudden and significant decrease in demand for our products in fiscal 2001, inventory levels and purchase commitments exceeded the Company’s estimated requirements based on demand forecasts. The inventory charge was calculated based on inventory levels in excess of forecasted demand for each specific product. Subsequently, the Company recognized 100% gross margin of $0.7 million and $1.7 million in fiscal 2002 and 2001, respectively, related to the sale of previously written-off inventory. Additionally, the Company recognized 100% gross profit of $1.2 million and $0.8 million in fiscal 2002 and 2001, respectively, related to the reversal of previously accrued inventory related purchase commitments due to favorable settlements of such purchase commitments.

Property and Equipment

      Property and equipment consisted of the following:

	December 31,

	2002	2001

	(In thousands)
Furniture and fixtures	$2,018	$2,466
Computer equipment	22,417	18,683
Computer software	9,246	9,746
Leasehold improvements	2,657	2,857

	36,338	33,752
Less accumulated depreciation and amortization	(26,764)	(22,130)

Property and equipment, net	$9,574	$11,622

      The original cost of equipment recorded under capital lease arrangements included in property and equipment aggregated $1.0 million at 2002 and $4.4 million at 2001. Related accumulated depreciation was $1.0 million and $3.7 million in 2002 and 2001, respectively. Amortization expense related to assets under capital leases is included with depreciation expense.

Patents and Patent Rights

      Patents and patent rights, net consisted of the following:

	December 31,

	2002	2001

	(In thousands)
Patents and patent rights	$47,920	$47,920
Less accumulated amortization	(11,297)	(4,451)

Patents and patent rights, net	$36,623	$43,469

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Amortization expense of $6.8 million and $4.5 million was recorded in fiscal 2002 and 2001, respectively, related to patents and patent rights. Future amortization expense related to patents and patent rights is as follows:

(In thousands)
2003	$6,846
2004	6,846
2005	6,846
2006	6,846
2007	6,846
2008	2,393

Total future amortization	$36,623

4.     Technology License Agreements

      In December 1997, Transmeta entered into a technology license agreement with IBM Corporation (IBM), which was amended in 1999 and again in 2000. The term of the original agreement was five years. In the first amendment, in November 1999, IBM relinquished certain of the worldwide license rights previously obtained in exchange for commitments by Transmeta. These commitments included a payment of $33.0 million to IBM in various installments beginning in fiscal 2001 through fiscal 2004.

      The then net present value of the $33.0 million commitment (approximately $18.9 million) was recorded on the balance sheet as an element of deferred charges under license agreements with a corresponding liability. The liability is being accreted to its future value using the effective interest method at a rate of approximately 15% per annum and is being recorded as part of amortization of deferred charges, patents and patent rights. During 2001, Transmeta fulfilled its obligation to pay IBM the $4.0 million payment due on or before December 15, 2001 by negotiating a $3.5 million payment in June 2001. A scheduled payment of $6.0 million was made to IBM in December 2002 in accordance with the terms of the agreement. The future cash commitment to IBM at December 31, 2002 was as follows:

(In thousands)
2003	$7,000
2004	16,000

Total payments	23,000
Less unamortized discounts	(4,815)

Present value as recorded on the balance sheet	$18,185

      The convertibility of IBM’s convertible promissory note, issued with the original agreement entered into in December 1997, was fixed at 1,200,000 shares of Transmeta’s common stock as part of the amended agreement. The fair value of the embedded beneficial conversion feature of the amended convertible promissory note was estimated to be $3.2 million based on the Black-Scholes method using a dividend yield of 0%, a risk-free interest rate of 6.35%, an expected life of four years and a volatility factor of 0.8. The fair value was recorded as a deferred charge under license agreements and was credited to common stock.

      On September 28, 2000, Transmeta and IBM agreed to a further amendment to the technology license agreement. IBM relinquished the right to receive certain contingent payments in exchange for a fixed commitment to pay $5.0 million, which was paid in two installments during the fourth quarter of 2000. This charge was recorded as a deferred charge under license agreements.

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In February 1998, Transmeta also entered into a similar technology license agreement with Toshiba Corporation (Toshiba). In February 2000, Transmeta and Toshiba amended their technology license agreement and Toshiba relinquished certain of their worldwide license rights previously obtained from Transmeta in exchange for 1,200,000 shares of Transmeta common stock. The then current value of the common stock, $6.8 million, was recorded on the balance sheet as a deferred charge under license agreements.

      Through the fourth quarter of 2001, the deferred charges under license agreements have been amortized on a straight-line basis over the remaining period of the original license agreements. During the fourth quarter of 2001, as part of the Company’s routine procedures and due to the emergence of indicators of impairment, Transmeta performed an assessment of the carrying value its long-lived assets to be held and used. The assessment was performed in connection with the Company’s internal policies and pursuant to SFAS 121 because of the significant negative industry and economic trends and particularly because of the Company’s delayed shipments due to difficulties in bringing our new products into high volume distribution, which significantly affected the Company’s operations and expected future operating cash flows. The conclusion of that assessment was that future cash flows did not exceed the carrying value of all long-lived assets. As a result, during the fourth quarter of 2001, the Company recorded a charge of $16.6 million to write-off such deferred charges under license agreements based on the amount by which the carrying amount of these assets exceeded their fair value. Fair value was determined to be zero, and was based on future cash flows for the company as a whole. The assumptions supporting the estimated future cash flows reflect management’s best estimates. Although the asset was impaired, the associated liability is in effect and will continue to accrete interest until the final payment is made, which is due in 2004.

5.     Patents and Patent Rights

      Patents and patent rights for microprocessor technology were acquired from Seiko Epson (Epson) in May 2001. Under the patent and patent rights agreement with Epson, Transmeta agreed to pay Epson a combination of $30 million cash and shares of the Company’s common stock valued at $10 million based upon the average of the closing stock price over a defined period. The Company recorded total consideration of $38.1 million consisting of $10.8 million of Transmeta common stock, $26.8 million as the net present value of cash payments and $0.5 million of acquisition costs on the balance sheet as an element of patents and patent rights. The Company paid Epson $7.5 million in cash and 766,930 shares of the Company’s unregistered common stock in May 2001. The Company paid Epson $7.5 million in cash in May 2002 in accordance with the terms of the agreement. The number of shares issued to Epson was calculated in accordance with the agreement; however for accounting purposes the value of the shares was determined using the closing price on the issuance date, or $14.10, resulting in a recorded value of $10.8 million. In 2003, the Company will issue additional shares of unregistered common stock with a market value of $1.0 million calculated in accordance with the terms of the agreement.

      Additional patent and patents rights for microprocessor technology were acquired from another third party in February 2001. In exchange for the acquired patent and patent rights, Transmeta agreed to pay a combination of $7.0 million cash and shares of the Company’s common stock valued at $3.0 million over a three year period. The Company recorded total consideration of $9.7 million consisting of the net present value of cash payments of $6.7 million and $3.0 million of Transmeta common stock. The Company paid $1.5 million and $4.0 million in cash in February 2002 and 2001, respectively. The Company issued 340,483 shares of the Company’s unregistered common stock in February 2002 with a market value of $1.0 million calculated in accordance with the terms of the agreement. The Company issued 31,719 shares of the Company’s unregistered common stock in February 2001 with a market value of $1.0 million calculated in accordance with the terms of the agreement.

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Patent and patent rights are amortized on a straight-line basis over their expected life of seven years. The present value of future cash payments due Epson and others in 2004 accrete interest using an effective interest methodology at 10% per annum. Total amortization for patents and patent rights during fiscal 2002 and 2001 was approximately $11.4 million and $4.5 million, respectively. Total commitments for patents and patent rights to Epson and others are as follows:

(In thousands)
2003	$9,000
2004	7,500

Total payments	16,500
Less unamortized discounts	(1,236)

Present value as recorded on the balance sheet	$15,264

6.     Purchased In-process Research and Development

      In April 2001, Transmeta licensed certain computing technologies and intellectual property from Advanced Micro Devices, Inc. (AMD), including AMD’s HyperTransport interconnect technology for its future products and technology initiatives. As consideration for the technology rights licensed under the agreement, the Company issued 1,000,000 unregistered shares of its common stock valued at $15.0 million based upon the average closing price of the Company’s stock prior to issuance; however, for accounting purposes the value of the shares was determined using the closing price of the stock at the date of issuance, or $13.60, resulting in a recorded value of $13.6 million. The entire $13.6 million was expensed as purchased in-process research and development during the second quarter of 2001 because the HyperTransport technology is designed for use in products that were under development at the time of acquisition.

7.     Restructuring Charges

      In the second quarter of fiscal 2002, Transmeta recorded a $10.6 million restructuring charge as a result of the Company’s decision to cease development and productization of the TM6000 microprocessor. The restructuring charge consisted primarily of lease costs, equipment write-offs and other costs as the Company identified a number of leased facilities as well as leased and owned equipment that were no longer required.

      On July 18, 2002 and in connection with Transmeta’s decision to cease the development and productization of the TM6000 microprocessor, the Company terminated approximately 195 employees and contractors. As a result, the Company recorded severance and termination charges of $4.1 million in the third quarter of fiscal 2002, which excludes a credit of $1.7 million to deferred compensation expense related to stock option cancellations for terminated employees. Additionally, the Company paid approximately $531,000 for previously accrued compensation in the third quarter of fiscal 2002 in connection with the employee terminations. Of the approximately 195 employees and contractors that were terminated on July 18, 2002, approximately 44 were sales, marketing, and administrative employees and approximately 151 were research and development personnel. The Company’s workforce reduction was completed in the third quarter of fiscal 2002. Additionally, the Company vacated all excess facilities as of September 30, 2002.

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Accrued restructuring charges consist of the following at December 31, 2002 (in thousands):

		Cumulative		Provision
		Drawdowns		Balance at
	Restructuring			December 31,
	Charges	Cash	Non-Cash	2002

Charges recorded in the quarter ended June 30, 2002:
Building leasehold costs	$8,854	$667	$284	$7,903
Property and equipment and software costs	1,629	187	1,442	—
Other	141	141	—	—

	10,624	995	1,726	7,903

Charges recorded in the quarter ended September 30, 2002:
Workforce reduction	4,102	4,000	—	102

	$14,726	$4,995	$1,726	$8,005

8.     Commitments and Contingencies

      Transmeta leases its facilities and certain equipment under noncancelable operating leases expiring through 2008. Gross operating lease and rental expenses were $3.9 million in 2002, $4.9 million in 2001 and $5.6 million in 2000. The facility leases provide for a 4% annual base rent increase. During fiscal 2002, 2001 and 2000, Transmeta subleased a portion of its facilities. Sublease income was $122,000 in 2002, $547,000 in 2001 and $1.2 million in 2000. All sublease agreements expired during 2002.

      Additionally, Transmeta finances certain equipment and software under noncancelable lease agreements that are accounted for as capital leases. Under the terms of our current capital lease agreements, at the end of the lease term, the Company has the option to purchase the leased equipment at a purchase price of approximately 10% of the original equipment value.

      At December 31, 2002, future minimum payments for capital and operating lease obligations are as follows:

	Capital	Operating
	Leases	Leases

	(In thousands)
Years ending December 31,
2003	$888	$4,216
2004	371	4,241
2005	371	4,393
2006	—	4,544
2007	—	4,696
Thereafter	—	2,385

Total minimum lease payments	1,630	$24,475

Less amount representing interest	(129)

Present value of capital lease obligations	1,501
Less current portion	834

Non-current portion	$667

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Transmeta’s foundry relationship with TSMC allows the Company to cancel all outstanding purchase orders, but requires Transmeta to pay the foundry for expenses it has incurred in connection with the purchase orders through the date of cancellation. As of December 31, 2002, TSMC had incurred approximately $2.0 million of manufacturing expenses on the Company’s outstanding purchase orders.

9.     Debt

      Transmeta issued promissory notes to financing companies in the principal amounts of $1.4 million in 1999, which mature through January 2003. These notes bear interest at 10.5% and are secured by certain tangible assets with an aggregate net book value of approximately $78,000 as of December 31, 2002. No notes were issued during 2002, 2001 or 2000. In connection with the notes, Transmeta issued to the note holders warrants to purchase 735,032 shares of common stock. Warrants to purchase 685,032 shares of common stock were issued with an exercise price of $1.25 and expire between March 2004 and April 2008. Warrants to purchase 50,000 shares of common stock were issued with an exercise price of $3.00 and expire in May 2005. These warrants were assigned an aggregate value of $78,000 on the basis of Black-Scholes valuation models using the contractual lives ranging from six to ten years and a volatility of 0.80. The value of the warrants was recorded as a discount against the respective borrowings and is being amortized over the respective terms of the notes. The amount of discount accreted and recorded as interest expense for the years ended December 31, 2002, 2001 and 2000 was $0, $7,000 and $26,000, respectively.

      At December 31, 2002, aggregate future minimum principal payments on the obligations described above were $31,000 and are due in fiscal 2003.

10.     Stockholders’ Equity

      In November 2000, the Company completed its initial public offering (“the offering”) of 14,950,000 shares (including 1,950,000 shares in connection with the exercise of the underwriters’ over-allotment option) at a price to the public of $21.00 per share. Upon consummation of the offering, all outstanding shares of the Company’s non-cumulative convertible preferred stock were automatically converted into an aggregate of 73,174,342 shares of common stock. As of December 31, 2002 and 2001 there were no preferred shares outstanding.

Common Stock Reserved for Issuance

      Shares reserved for future issuance are as follows:

	December 31,

	2002	2001

Warrants outstanding	1,046,228	1,046,228
Options outstanding	31,871,502	21,839,209
Employee Stock Purchase Plan	5,972,977	2,979,321
Future option grants	1,100,358	6,696,841

	39,991,065	32,561,599

Shares subject to repurchase	590,507	1,484,747

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Common Stock Warrants

      Transmeta has periodically granted warrants in connection with certain lease and bank agreements and consulting services. The Company had the following warrants outstanding to purchase common stock at December 31, 2002:

		Exercise
	Number of	Price per
Issuance Date	Shares	Share	Expiration Date

October 1995	60,196	$0.41	October 2005
April 1997	160,000	$1.25	March 2003
January 1998	125,032	$1.25	December 2007
April 1998	240,000	$1.25	April 2008
April 1998	320,000	$1.25	March 2004
May 1998	50,000	$3.00	May 2005
March 1999	68,000	$3.00	March 2004
February 2000	8,000	$5.00	February 2005
March 2001	15,000	$5.00	March 2005

Total number of shares	1,046,228

      All warrants have been valued using the Black-Scholes valuation model based on the assumptions used for stock-based awards to employees (see Note 11) except that a volatility of 0.80 was used was used through fiscal 2000. Assigned values of $30,000 and $17,000 associated with these warrant issuances were recorded as common stock in 2000 and 1999, respectively, and are being amortized as interest expense over the term of the agreement or the period the services are rendered. Costs associated with warrants issued during 2001 were deemed immaterial.

Treasury Stock

      In connection with the resignation of two officers in the fourth quarter of fiscal 2001, the Company purchased 796,875 mature vested shares with a market value of approximately $2.4 million held by the two officers in exchange for cancellations of a portion of shareholder notes held by the officers (see Note 11). Mature vested shares are shares that have been both vested and outstanding for over six months. As a result of this transaction, the Company has recorded $2.4 million as a contra-equity balance representing the market value of the treasury stock at the date the shares were acquired and the notes were cancelled.

Preferred Stock

      The Company is authorized, subject to limitations imposed by Delaware law, to issue up to a total of 5,000,000 shares of preferred stock in one or more series, without stockholder approval. The Board of Directors is authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. The Board of Directors can also increase or decrease the number of shares of a series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

      The Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

control of Transmeta and might harm the market price of its common stock and the voting and other rights of the holders of common stock. As of December 31, 2002 and 2001, there were no shares of preferred stock outstanding.

Stockholders’ Rights Agreement

      On January 10, 2002, the Company entered into a Rights Agreement, pursuant to which the Company’s Board of Directors declared a dividend of one stock purchase right (a “Right”) for each outstanding share of the Company’s common stock. The dividend was issued to stockholders of record on January 18, 2002. In addition, one Right shall be issued with each share of the Company’s common stock that becomes outstanding (i) between the record date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are defined in the Rights Agreement) or (ii) following the Distribution Date and prior to the Redemption Date or Final Expiration Date, pursuant to the exercise of stock options or under any employee plan or arrangement or upon the exercise, conversion or exchange of other securities of the Company, which options or securities were outstanding prior to the Distribution Date. The Rights will become exercisable only upon the occurrence of certain events specified in the Rights Agreement, including the acquisition of 15% of the Company’s outstanding common stock by a person or group. Each Right entitles the registered holder, other than an “acquiring person”, under specified circumstances, to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.00001 per share, of the Company, at a price of $21.00 per one one-hundredth of a share of that preferred stock, subject to adjustment. In addition, each Right entitles the registered holder, other than an “acquiring person”, under specified circumstances, to purchase from the Company that number of shares of the Company’s Common Stock having a market value of two times the exercise price of the Right.

11.     Stock-Based Compensation

2000 Equity Incentive Plan

      The 2000 Equity Incentive Plan (“the Plan”) was adopted in September 2000 and became effective November 6, 2000. The Plan serves as the successor to the 1997 Equity Incentive Plan, and authorizes the award of options, restricted stock and stock bonuses and provides for the grant of both incentive stock options (“ISO’s”) that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. The exercise price of the incentive stock options must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of the common stock on the date of grant. The maximum term of the options granted is ten years. During any calendar year, no person will be eligible to receive more than 4,000,000 shares, or 6,000,000 shares in the case of a new employee.

      Transmeta initially reserved 7,000,000 shares of common stock under the Plan. The aggregate number of shares reserved for issuance under the Plan is increased automatically on January 1 of each year starting on January 1, 2001 by an amount equal to 5% of the total outstanding shares of the Company on the immediately preceding December 31. As a result of this provision, 6,611,728 and 6,520,946 shares were added to the Plan in 2002 and 2001, respectively. In addition, the Plan allows for canceled shares from the 1995 and 1997 Equity Incentive Plans to be transferred into the 2000 Plan. As a result of this provision, 3,116,323 and 1,508,882 shares were also added to the Plan in 2002 and 2001, respectively.

Non-Plan Stock Option Grants

      Transmeta has from time to time granted options outside of its plans (“non-plan stock options”). Non-plan stock options to purchase shares of common stock authorized and granted were 7,046,000 in 2000 and 2,500,000 in 1999. No non-plan stock options were granted in 2002 and 2001.

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Prior Equity Incentive Plans

      The 1995 Equity Incentive Plan and the 1997 Equity Incentive Plan (the “Prior Plans”) provided for the grant to employees of ISOs and the grant to employees, directors and consultants of nonstatutory stock options. Options granted under the Prior Plans were designated as “ISO,” or “nonstatutory stock options” at the discretion of Transmeta, with exercise prices not less than the fair market value at the date of grant. Options granted under the Prior Plans generally vest 25% on the first anniversary of the vesting start date and then monthly over the next three years and expire ten years from the grant date.

Stock Option Summary

      The following is a summary of the Company’s stock option activity under the Plan, the Prior Plans and outside the plans, and related information:

	Options Outstanding

			Weighted	Weighted
	Shares		Average	Average
	Available for	Number of	Exercise	Grant Date
	Grant	Shares	Price	Fair Value

Balance at December 31, 1999	6,094,136	8,694,960	$0.79
Additional shares reserved	16,046,000	—
Options granted	(15,579,600)	15,579,600	$5.96	$6.06
Options exercised	—	(6,028,857)	$2.60
Options canceled	413,464	(1,659,157)	$3.36

Balance at December 31, 2000	6,974,000	16,586,546	$4.72
Additional shares reserved	8,029,828	—
Options granted	(8,791,821)	8,791,821	$3.62	$2.70
Options exercised	—	(1,670,589)	$0.94
Options canceled	484,834	(1,868,569)	$5.15

Balance at December 31, 2001	6,696,841	21,839,209	$4.53
Additional shares reserved	9,728,051	—
Options granted	(22,278,100)	22,278,100	$1.94	$1.59
Options exercised	—	(1,187,191)	$0.68
Options canceled	6,953,566	(11,058,616)	$4.35

Balance at December 31, 2002	1,100,358	31,871,502	$2.93

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The exercise prices for options outstanding and exercisable as of December 31, 2002 and their weighted average remaining contractual lives were as follows:

	Outstanding
				Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Shares	Contractual	Exercise	Shares	Exercise
Range of Exercise Prices	Outstanding	Life Years	Price	Exercisable	Price

As of December 31, 2002:
$0.13-$0.95	6,781,925	8.8	$0.86	1,715,235	$0.61
$0.97-$2.35	5,109,209	9.4	$1.28	489,686	$1.37
$2.38-$2.46	7,624,676	9.2	$2.42	1,213,661	$2.38
$2.48-$3.25	6,067,020	8.7	$2.88	1,757,044	$3.07
$3.49-$5.30	2,091,356	7.5	$5.02	1,188,137	$5.09
$6.00-$8.25	2,642,812	7.6	$6.81	1,389,800	$6.79
$9.50-$11.17	1,260,833	7.8	$9.54	614,753	$9.53
$12.03-$27.88	293,671	8.3	$15.39	125,392	$15.62

$0.13-$27.88	31,871,502	8.7	$2.93	8,493,708	$3.92

2000 Employee Stock Purchase Plan

      Transmeta effected the 2000 Employee Stock Purchase Plan (the “Purchase Plan”) in November 2000. The Purchase Plan allows employees to designate up to 15% of their total compensation to purchase shares of the Company’s common stock at 85% of fair market value. Upon effectiveness of the Purchase Plan, the Company reserved 2,000,000 shares of common stock under the Purchase Plan. In addition, the aggregate number of shares reserved for issuance under the Purchase Plan will be increased automatically on January 1 of each year starting on January 1, 2001 by an amount equal to 1% of the total outstanding shares of the Company on the immediately preceding December 31. As a result of this provision, 1,322,346 and 1,304,189 shares were added to the Purchase Plan in 2002 and 2001, respectively. In May 2002, the Company’s stockholders authorized an additional 4,000,000 shares to be available under the Purchase Plan. As of December 31, 2002, 2,833,558 shares had been issued under the Purchase Plan.

Deferred Stock Compensation

      Transmeta recorded deferred stock compensation of $46.0 million during 2000, representing the aggregate difference between the exercise prices of the options and the deemed fair values of common stock subject to the options as of the respective measurement dates. This amount is being amortized by charges to operations, using the accelerated graded method, over the four year vesting periods of the individual stock options. During 2002, 2001 and 2000, the Company recorded $3.6 million, $16.6 million and $13.1 million, respectively, of net amortization expense related to deferred stock compensation. The net amortization expense recorded during fiscal 2002 included a credit of $1.7 million for stock option cancellations resulting from the Company’s workforce reduction in the third quarter.

Accounting for Stock-Based Compensation

      The Company has elected to follow APB Opinion 25 and related interpretations in accounting for its employee and director stock-based awards because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for use in valuing employee stock-based awards. Under APB Opinion 25, the Company recognizes no compensation expense with respect to awards if the exercise price equals or exceeds the fair value of the underlying security on the date of grant and other terms are fixed.

      Officer notes. In the fourth quarter of fiscal 2001, the employment of two officers terminated. In connection with the termination of their employment, the Company repurchased a total of 796,875 vested shares and 1,753,125 unvested shares held by these officers. These shares were originally issued in return for an aggregate of $8.0 million in recourse notes. As a result of the repurchase of these shares and the cancellation of the outstanding recourse notes and accrued interest, Transmeta recorded additional stock compensation expense of $1.2 million primarily to write-off accrued interest on the notes and an offsetting entry of $1.9 million to reverse stock compensation expense previously recognized on the unvested shares.

      Notes Receivable from Stockholders. Transmeta’s equity incentive plans permit, subject to approval by the Board of Directors, holders of options granted prior to March 1999 and certain holders of non-plan grants to exercise stock options before they are vested. Shares of common stock issued in connection with these exercises are subject to repurchase at the exercise price. Notes issued by employees to exercise stock options bear interest at rates ranging from 4.47% to 6.60% and have original terms of five years. Prior to the fourth quarter of fiscal 2001, all notes were full recourse and were recorded as a reduction of stockholders’ equity when issued.

      Recourse notes held by other officers and employees. At the time the above two officer notes were cancelled, other recourse notes for a total of $8.2 million, including $0.7 million of accrued interest, were outstanding. Because the Company did not enforce the recourse provisions of the notes for the officers that resigned, which would have recouped all principal and interest, in the fourth quarter of 2001, the Company began to account for these remaining notes as if they had terms equivalent to non-recourse notes, even though the terms of these notes were not in fact changed from recourse to non-recourse.

      Transmeta will continue to record stock compensation expense on these stock awards until the notes are paid based on the current market value of its stock at the end of each accounting period. This variable stock compensation will be based on the excess, if any, of the current market price of its stock as of period-end over the purchase price of the stock award, adjusted for vesting and prior stock compensation expense recognized on the stock award. At December 31, 2002, the Company had 1,489,000 shares that are subject to variable stock compensation at prices ranging from $0.13 to $1.25 per share. During fiscal 2002, stock compensation included a credit of $1.8 million recorded to stock compensation expense due to a lower market price of our common stock at the end of fiscal 2002 compared to the end of fiscal 2001. During fiscal 2001, Transmeta recorded $2.5 million of variable stock compensation expense relating to these stock awards. In addition, the Company recorded additional stock compensation expense of $0.7 million to write-off all interest that had accrued under the other recourse notes. In the future, if the price of the Company’s stock increases $1 per share it will result in approximately $1.5 million of additional stock compensation expense, or if the stock decreases $1 per share it will result in a benefit (reduction) in stock compensation expense of approximately the same amount. Because variable stock compensation expense is calculated based on the current market value of the Company’s common stock at the end of each accounting period, future stock compensation expense for these variable stock awards could increase significantly in periods when the Company’s stock price rises, and could reverse and become a benefit in periods when the Company’s stock price falls. The Company also has an additional 1,100,000 shares that are subject to variable accounting if its stock price increases above approximately $11.50 per share. However, the Company has a call option on these shares that it intends to exercise before the stock price exceeds $11.50 per share and does not believe it will incur variable stock compensation on these shares.

      Fair value accounting for stock-based awards. The fair value for the Company’s stock-based awards is estimated at the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option-

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including expected stock price volatility. Because the Company’s stock-based awards have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The fair value of options granted in 2000 was determined based on estimated stock price volatility. The weighted average assumptions used to determine fair value were as follows:

	Options			ESPP

	Years Ended			Years Ended
	December 31,			December 31,

	2002	2001	2000	2002	2001	2000

Expected volatility	1.3	1.1	0.8	1.2	1.3	N/A
Expected life in years	4	4	4	.5	.5	N/A
Risk-free interest rate	3.7%	4.4%	6.5%	2.5%	4.0%	N/A
Expected dividend yield	0	0	0	0	0	N/A

      In connection with a severance agreement, the Company extended repayment terms of a note receivable secured by shares exercised from options previously granted. The Company remeasured the value of the options based upon the then fair value of the stock as determined by the Board of Directors. The resulting additional charge of $0.9 million was expensed as compensation in 2000.

12.     Employee Benefit Plan

      Transmeta has an Employee Savings and Retirement Plan (the “Benefit Plan”) under Section 401(k) of the Internal Revenue Code for its eligible employees. The Benefit Plan is available to all of Transmeta’s employees who meet minimum age requirements, and provides employees with tax deferred salary deductions and alternative investment options. Employees may contribute up to 15% of their eligible earnings, subject to certain limitations. There have been no matching contributions by the Company under the Benefit Plan.

13.     Income Taxes

      Transmeta has not recorded a provision for federal, state or foreign taxes during for fiscal years 2002, 2001 and 2000 as the Company has incurred operating losses in all periods that have not been tax benefited.

      Deferred income taxes reflect the net tax effect of operating losses and tax credit carryforwards and temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	Years Ended December 31,

	2002	2001	2000

	(in thousands)
Federal operating loss carryforwards	$99,000	$67,400	$43,600
State operating loss carryforwards	5,000	5,400	5,400
Federal tax credit carryforwards	8,000	6,500	3,700
State tax credit carryforwards	6,000	3,300	2,000
Non-deductible reserves and capitalized expenses	35,000	29,600	4,040

	153,000	112,200	58,740
Less: Valuation allowance	(153,000)	(112,200)	(58,740)

Net deferred taxes	$—	$—	$—

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Based upon the weight of available evidence, which includes the Company’s historical operating performance, the Company has always provided a full valuation allowance against its net deferred tax assets as it is not more likely than not that the deferred tax assets will be realized. The valuation allowance increased by $40.8 million in 2002, $53.5 million in 2001, and $33.0 million in 2000.

      The federal operating loss and tax credit carryforwards listed above will expire between 2010 and 2022, if not previously utilized. The state operating loss and tax credit carryforwards will expire beginning in 2004, if not previously utilized. Utilization of the Company’s net operating loss may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitation could result in the expiration of the net operating loss being utilized.

      The Company incurred pre-tax losses from foreign operations of $20.7 million, $14.0 million and $16.7 million in years 2002, 2001, and 2000, respectively.

14.     Segment Information

      Transmeta has adopted the FASB’s SFAS 131, “Disclosure About Segments of an Enterprise and Related Information”. Transmeta operates and is evaluated by management on a single segment basis; the development, marketing and sale of hardware and software technologies for the mobile computing market. Sales by geographic area are categorized based on the customers billing address. The following is a summary of the Company’s net product revenue by major geographic area:

	Years Ended
	December 31,

	2002	2001	2000

Japan	79%	67%	83%
Asia (except Japan)	20%	24%	12%
North America	1%	9%	5%

      The following customers accounted for more than 10% of total revenue:

	Years Ended
	December 31,

	2002		2001	2000

Customer:
Sony Electronics	37%		30%	60%
Fujitsu	26%		12%	28%
Toshiba	*	%	18%	*	%
Siltrontech Electronics	*	%	11%	*	%

*	represents less than 10% of total revenue

15.     Legal Proceedings

      Beginning in June 2001, Transmeta, its directors, and certain of its officers were named as defendants in several putative shareholder class actions filed in the United States District Court for the Northern District of California.1 The Court consolidated those complaints into a single action entitled In re

      1Hertzfeld, et al. v. Transmeta Corp., et al. (Case No. C-01-2450-JL, N.D. Cal.); Pond Equities v. Transmeta Corp., et al. (Case No. C-01-2463-JL, N.D. Cal.); McCarvill v. Transmeta Corp., et al. (Case No. C-01-2534- BZ, N.D. Cal.); Puente v. Transmeta Corp., et al. (Case No. C-01-2464-EDL, N.D. Cal.); Koroluk v. Transmeta Corp., et al. (Case No. C-01-2587-EDL, N.D. Cal.); Gammino v. Transmeta Corp., et al. (Case No. C-01-2614-EDL, N.D. Cal.); Dunnavant v. Transmeta Corp., et al. (Case No. C-01-20647- EDL, N.D. Cal.); LaFleur v. Transmeta Corp., et al. (Case No. C-01-03263 WHA, N.D. Cal.); Bernstein v. Transmeta Corp., et al. (Case No. C-01-03264 WHA, N.D. Cal.); and Shekleton v. Transmeta Corp., et al. (Case No. C-01-03291 WHA, N.D. Cal.).

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Transmeta Corporation Securities Litigation, Case No. C 01-02450 WHA. In December 2001, plaintiffs filed their consolidated amended complaint. The consolidated amended complaints purported to allege a class action on behalf of all persons, other than the individual defendants and the other officers of Transmeta, who purchased or acquired common stock of Transmeta during the period from November 7, 2000 to July 19, 2001. The consolidated amended complaints alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities Act of 1933, as amended. In March 2002, the Court granted in part and denied in part defendants’ motions to dismiss the consolidated amended complaint. In May 2002, the Court granted in part and denied in part defendants’ motion to dismiss the second amended complaint, and denied plaintiffs’ motion for leave to file a third amended complaint. In June 2002, defendants answered the second amended complaint as to the only surviving claim. In July 2002, defendants filed a motion for summary judgment relating to that claim. Plaintiffs moved for class certification, and the Court was scheduled to hear defendants’ motion for summary judgment and plaintiffs’ motion for class certification in December 2002. The Company believes that the allegations in the second amended complaint and the antecedent complaints are without merit and have defended the consolidated action vigorously. Notwithstanding this belief, and in order to avoid any additional waste of management time and expense, the Company and the individual defendants entered into a memorandum of understanding with plaintiffs’ counsel to settle all claims that might have been brought in this action for approximately $5.5 million, all of which monies have been paid by the defendants’ Directors and Officer (“D&O”) liability insurance. In December 2002, the court granted preliminary approval to the proposed settlement agreement. In March 2003, the Court granted final approval of the settlement agreement.

      Beginning June 2001, the directors and certain officers of Transmeta were sued in four purported shareholder derivative actions.2 In October 2001, those cases were consolidated in and by the Superior Court for Santa Clara County in a single action entitled In re Transmeta Corporation Derivative Litigation, Master File No. CV 799491. In April 2002, plaintiffs filed a consolidated amended complaint. Like its antecedents, the consolidated amended complaint is based upon the same general allegations set out in the purported shareholder class actions described above. In May and June 2002, Transmeta and the individual defendants filed two demurrers to the second amended complaint. In July 2002, the Court sustained Transmeta’s demurrer based on plaintiffs’ lack of standing, gave plaintiffs 90 days to file an amended complaint, and deferred consideration of the individual defendants’ demurrer as moot. The Company believes that the allegations in the second amended complaint and its antecedents are without merit and have defended the action vigorously. Notwithstanding this belief, and in order to avoid any additional waste of management time and expense, the Company and the individual defendants agreed to settle all claims that might have been brought in this action for a sum of money to be paid entirely by defendants’ D&O liability insurance, similar to the proposed agreement to settle all of the claims in the federal class action. In December 2002, the parties executed a memorandum of understanding dated October 3, 2002 (the “MOU”). The MOU provides for a settlement of the consolidated derivative action pursuant to a definitive agreement and subject to judicial approval. The proposed settlement includes a

      2Pereira v. David Ditzel, et al. (Case No. CV 799491), Sweeney v. Mark Allen, et al. (Case No. CV 799667), and Scotter v. David Ditzel, et al. (Case No. CV 808264), all filed in Superior Court for Santa Clara County, California, and Krim v. David R. Ditzel, et al. (Case No. CV 418524), filed in Superior Court for San Mateo County, California, and later transferred to Santa Clara County pursuant to stipulated consolidation order.

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

dismissal with prejudice of all asserted claims, a release in favor of all defendants, and a payment to fees to counsel for the derivative plaintiffs in an amount to be approved by the Court but not to exceed $300,000. The court has scheduled a hearing on the proposed settlement for April 29, 2003.

      Beginning in June 2001, the Company, certain of its directors and officers, and certain of the underwriters for its initial public offering were named as defendants in three putative shareholder class actions filed in the United States District Court for the Southern District of New York. In January 2002, the Court ordered that all matters in the Southern District of New York be consolidated under In re Transmeta Corporation Initial Public Offering Securities Litigation, No. 01 CV 6492. On April 19, 2002, plaintiffs filed a consolidated amended complaint. The consolidated amended complaint alleges that the prospectus from Transmeta’s November 7, 2000 initial public offering failed to disclose certain alleged actions by the underwriters for the offering. The consolidated amended complaint alleges claims against Transmeta and several of its officers and directors under Sections 11 and 15 of the Securities Act of 1933, as amended, and under Sections 10(b) and Section 20(a) of the Securities Exchange Act of 1934, as amended. Other actions have been filed making similar allegations regarding the initial public offerings of more than 300 other companies. All of these consolidated cases have been coordinated for pretrial purposes as In re Initial Public Offering Securities Litigation, Master File No. 21 MC 92 (SAS). The Company believes that the allegations in the consolidated amended complaint and its antecedents are without merit and intend to defend the action vigorously. In November 2002, Transmeta joined a coordinated motion to dismiss filed on behalf of all issuers and individual defendants. In March 2003, the Court granted in part and denied in part that coordinated motion to dismiss, and issued an order regarding pleading of amended complaints.

TRANSMETA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.     Quarterly Results of Operations (Unaudited)

      The following table presents Transmeta’s unaudited quarterly statement of operations data for the four quarters of fiscal 2002 and fiscal 2001. The Company believes that this information has been prepared on the same basis as its audited consolidated financial statements and that all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the selected quarterly information. Transmeta’s quarterly results of operations for these periods are not necessarily indicative of future results of operations.

	Quarters Ended

	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
	2002	2002	2002	2002	2001	2001	2001	2001

	(In thousands)
Net product revenue	$6,118	$6,443	$7,539	$4,147	$1,462	$5,027	$10,531	$18,570
Cost of revenue	4,680	3,994	5,617	2,836	1,451	2,837	34,026	10,381

Gross profit (loss)	1,438	2,449	1,922	1,311	11	2,190	(23,495)	8,189

Operating expenses Research and development	12,632	13,707	19,184	18,080	16,251	17,029	17,233	17,126
In-process research and development	—	—	—	—	—	—	13,600	—
Selling, general and administrative	6,991	6,255	8,737	7,934	8,835	8,776	8,861	8,990
Restructuring charges	—	4,102	10,624	—	—	—	—	—
Amortization of deferred charges, patent and patent rights	2,848	2,848	2,848	2,848	5,044	5,024	4,109	3,379
Impairment write-off of deferred charges	—	—	—	—	16,564	—	—	—
Stock compensation	1,214	(1,651)	(2,558)	4,804	5,131	4,046	5,650	6,127

Total operating expenses	23,685	25,261	38,835	33,666	51,825	34,875	49,453	35,622

Operating loss	(22,247)	(22,812)	(36,913)	(32,355)	(51,814)	(32,685)	(72,948)	(27,433)
Interest and other income	628	1,137	1,425	1,772	2,324	3,332	3,959	5,072
Interest expense	(67)	(90)	(140)	(304)	(218)	(232)	(265)	(345)

Net loss	$(21,686)	$(21,765)	$(35,628)	$(30,887)	$(49,708)	$(29,585)	$(69,254)	$(22,706)

Net loss per share — basic and diluted	$(0.16)	$(0.16)	$(0.27)	$(0.23)	$(0.38)	$(0.22)	$(0.54)	$(0.18)

Weighted average shares outstanding — basic and diluted	136,850	135,561	133,868	132,997	130,874	131,560	128,478	125,970

PROSPECTUS

$100,000,000

Common Stock

Preferred Stock

Debt Securities

Warrants

        This prospectus includes a general description of the shares of common stock, shares of preferred stock, debt securities and warrants we may issue from time to time. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and each supplement carefully before you invest.

      The aggregate initial offering price of all securities sold under this prospectus will not exceed $100,000,000.

      Our common stock trades on the Nasdaq National Market under the symbol “TMTA”.

      Investing in our securities involves risks, which we describe in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and in other documents that we subsequently file with the Securities and Exchange Commission, and which we will describe in supplements to this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 29, 2003.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, we may offer from time to time shares of common stock, shares of preferred stock, debt securities and warrants, up to an aggregate amount of $100,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, in addition to this prospectus we will provide you with a prospectus supplement that will contain specific information about the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement as well as additional information described under “Where You Can Find More Information” and “Documents Incorporated by Reference” on pages 19 and 20, respectively.

      You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

      Unless the context otherwise requires, the terms “we,” “our,” “us,” “the company” and “Transmeta” refer to Transmeta Corporation, a Delaware corporation.

i

PROSPECTUS SUMMARY

      This section contains a general summary of the information contained in this prospectus. It may not include all of the information that is important to you. You should read the entire prospectus, any accompanying prospectus supplement and the documents incorporated by reference before making an investment decision.

Transmeta Corporation

      Transmeta Corporation develops and sells software-based microprocessors and develops additional hardware, software and system technologies that enable manufacturers to build highly efficient computing systems characterized by low power consumption, reduced heat dissipation and the high performance required to run standard x86 compatible programs. We originally developed our family of Crusoe microprocessors for lightweight notebook computers and other mobile computing devices, but we have developed and are continuing to develop microprocessors suitable for a variety of existing and emerging end markets in which energy and thermal efficiency along with x86 program compatibility are desirable.

      The address of our principal executive offices is 3990 Freedom Circle, Santa Clara, California 95054.

The Securities We May Offer

      With this prospectus, we may offer common stock, preferred stock, debt securities and warrants, or any combination of the foregoing. The aggregate offering price of securities that we offer with this prospectus will not exceed $100,000,000. Each time we offer securities with this prospectus, we will provide offerees with a prospectus supplement that will contain the specific terms of the securities being offered. The following is a summary of the securities we may offer with this prospectus.

Common Stock

      We may offer shares of our common stock, par value $0.00001 per share. In this prospectus, we provide a general description of, among other things, our dividend policy and the transfer and voting restrictions that apply to holders of our common stock.

Preferred Stock

      We may offer shares of our preferred stock, par value $0.00001 per share, in one or more series. Our board of directors will determine the dividend, voting, conversion and other rights of the series of shares of preferred stock being offered.

Debt Securities

      We may offer general obligations, which may be secured or unsecured, senior or subordinated and convertible into shares of our common stock or preferred stock. In this prospectus, we refer to the senior debt securities and the subordinated debt securities together as the “debt securities”. The senior debt securities will have the same rank as all of our other indebtedness that is not subordinated. The subordinated debt securities will be entitled to payment only after payment on our senior debt. In addition, the subordinated debt securities will be effectively subordinated to creditors and preferred stockholders of our subsidiaries. Our board of directors will determine the terms of each series of debt securities being offered.

      We will issue the debt securities under an indenture or indentures between us and U.S. Bank National Association, as the trustee. In this document, we have summarized general features of the debt securities from the indentures. We encourage you to read the indentures, which are exhibits to the registration statement of which this prospectus is a part.

Warrants

      We may offer warrants for the purchase of debt securities, shares of preferred stock or shares of common stock. Our board of directors will determine the terms of the warrants.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words anticipate, believe, estimate, will, may, intend and expect and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in the section entitled “Risks That Could Affect Future Results” that appears in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and other documents that we subsequently incorporate by reference into this prospectus, and in the section entitled Risk Factors in supplements to this prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

RISK FACTORS

      Prior to making an investment decision with respect to the securities that we may offer, prospective investors should carefully consider the specific factors set forth under the caption “Risk Factors” in the applicable prospectus supplement pertaining thereto, together with all of the other information appearing in this prospectus or in the applicable prospectus supplement or incorporated by reference into this prospectus and the applicable prospectus supplement, in light of their particular investment objectives and financial circumstances.

USE OF PROCEEDS

      We will use the net proceeds from the sale of securities that we may offer with this prospectus and any accompanying prospectus supplement for general corporate purposes. General corporate purposes may include capital expenditures, repayment of debt, possible acquisitions, investments, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement. We may invest the net proceeds temporarily or use them to repay short-term debt until we use them for their stated purpose.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock or other securities and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain our earnings, if any, for future growth. Future dividends on our common stock or other securities, if any, will be at the discretion of our board of directors and will depend on, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

      The following table presents our historical ratios of earnings to fixed charges and preferred dividends for the periods indicated (in thousands):

	Years Ended December 31,					Three Months Ended

	1998	1999	2000	2001	2002	March 31, 2003

Ratio	—	—	—	—	—	—
Deficiency	6,936	38,419	85,623	152,635	97,973	17,277

      For the purpose of this computation, earnings are defined as pretax income (loss) from continuing operations plus fixed charges. Fixed charges consist of interest expense and amortized discounts related to indebtedness. The deficiency represents the shortfall in earnings required to cover fixed charges.

PLAN OF DISTRIBUTION

      We may sell shares of our common stock, shares of our preferred stock, debt securities and warrants through underwriters, agents, dealers, or directly to one or more purchasers. We may distribute these securities from time to time in one or more transactions at a fixed price or prices, at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. Any such price may be changed from time to time.

      The prospectus supplement for the securities we sell will describe that offering, including:

•	the identity of any underwriters, dealers or agents who purchase securities, as required;

•	the amount of securities sold, the public offering price and consideration paid, and the proceeds we will receive from that sale;

•	the place and time of delivery for the securities being sold;

•	whether or not the securities will trade on any securities exchanges or the Nasdaq Stock Market;

•	the amount of any compensation, discounts or commissions to be received by underwriters, dealers or agents, any other items constituting underwriters’ compensation, and any discounts or concessions allowed or reallowed or paid to dealers;

•	the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

•	any other material terms of the distribution of securities.

Use of Underwriters, Agents and Dealers

      We may offer the securities to the public through one or more underwriting syndicates represented by one or more managing underwriters, or through one or more underwriters without a syndicate. If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the securities that we will offer and will name the underwriters and describe the terms of the transaction in the prospectus supplement. The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them, or their donees, pledgees, or transferees, from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Subject to conditions specified in the underwriting agreement, underwriters will be obligated to purchase all of these securities if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

      We may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

      Underwriters may sell these securities to or through dealers. Alternatively, we may sell the securities in this offering directly to one or more dealers, who would act as a principal or principals. Dealers may then resell such securities to the public at varying prices to be determined by the dealers at the time of the resale.

      We may also sell the securities offered with this prospectus through other agents designated by us from time to time. We will identify any agent involved in the offer or sale of these securities who may be deemed to be an underwriter under the federal securities laws, and describe any commissions or discounts payable by us to these agents, in the prospectus supplement. Any such agents will be obligated to purchase all of these securities if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

      In connection with the sale of the securities offered with this prospectus, underwriters, dealers or agents may receive compensation from us or from purchasers of the securities for whom they may act as agents, in the form of discounts, concessions or commissions. These discounts, concessions or commissions may be changed from time to time. Underwriters, dealers and/or agents may engage in transactions with us, or perform services for us, in the ordinary course of business, and may receive compensation in connection with those arrangements. In the event any underwriter, dealer or agent who is a member of the National Association of Securities Dealers participates in a public offering of these securities, the maximum commission or discount to be received by any such NASD member or independent broker-dealer will not be greater than 8% of the offering proceeds from securities offered with this prospectus.

      Underwriters, dealers, agents or purchasers that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act. Broker-dealers or other persons acting on behalf of parties that participate in the distribution of the securities may also be deemed to be underwriters. Any discounts or commissions received by them and any profit on the resale of the securities received by them may be deemed to be underwriting discounts and commissions under the Securities Act.

      Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Such purchasers will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations thereunder, including Rule 10b-5 and Regulation M. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of the foregoing may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.

Indemnification and Contribution

      We may provide underwriters, agents, dealers or purchasers with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the underwriters, agents, dealers or purchasers may make with respect to such liabilities.

DESCRIPTION OF SECURITIES TO BE REGISTERED

      With this prospectus, we may offer common stock, preferred stock, debt securities and warrants, or any combination of the foregoing. The aggregate offering price of securities that we offer with this prospectus will not exceed $100,000,000.

      The following description of the terms of these securities sets forth some of the general terms and provisions of securities that we may offer. The particular terms of securities offered by any prospectus supplement and the extent, if any, to which the general terms set forth below do not apply to those securities, will be described in the related prospectus supplement.

COMMON STOCK

      The following summary is a description of the material terms of our common stock, does not purport to be complete and is subject in all respects to the applicable provisions of Delaware law and of our constituent documents and of the constituent documents of our subsidiaries. Our restated certificate of incorporation and bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

General

      Our restated certificate of incorporation provides that we have authority to issue 1,000,000,000 shares of common stock, par value $0.00001 per share. As of July 11, 2003, there were 138,798,499 shares of common stock outstanding. Common stockholders are entitled to one vote for each share held on all matters submitted to a vote of stockholders. They do not have cumulative voting rights. Common stockholders do not have preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of common stockholders are subject to the rights of the stockholders of any series of preferred stock, which we may designate and issue in the future. We will describe the specific terms of any common stock we may offer in a prospectus supplement.

Stockholder Rights Agreement

      On January 10, 2002, our board of directors declared a dividend of one stock purchase right for each share of common stock outstanding on January 18, 2002, and each share of common stock issued after that date until the earliest of a distribution date, redemption date or final expiration date described in the rights agreement. The rights are transferable with our common stock until they become exercisable, but the rights are not exercisable until the distribution date described in the rights agreement. Generally, the distribution date under the rights agreement will not occur until a person or a group acquires or makes a tender offer for 15 percent or more of our outstanding common stock. The rights expire on January 17, 2012, unless the date is extended or we redeem or exchange them at an earlier date. When a right becomes exercisable, its holder is entitled to purchase from us 1/100th of a share of Series A Junior Participating Preferred Stock (“Series A Preferred Stock”) at a price of $21.00, subject to adjustments in certain circumstances.

      Generally, if any person or group acquires 15 percent or more of our outstanding common stock, the rights holders will be entitled to receive upon exercise that number of shares of common stock that at the time have a market value equal to twice the exercise price of the right. If we are acquired in a business combination, the rights holders will be entitled to receive upon exercise that number of shares of common stock of the acquiring company that, at the time, will have a market value equal to twice the exercise price of the right.

      At any time prior to such time as a person or group acquires 15 percent of more of our outstanding common stock, our board has the right to redeem the rights in certain circumstances for $0.00001 per share, subject to adjustment.

      At any time after any person or group acquires 15 percent or more of our outstanding common stock and prior to the acquisition by such person or group of 50% of more of the outstanding common stock, the board of directors may exchange the rights at an exchange ratio of one common share or one one-hundredth of a share of Series A Preferred Stock per right, subject to adjustment.

      Upon exercise of the right to purchase shares of Series A Preferred Stock, each holder of Series A Preferred Stock will be entitled to 100 votes for each share held on all matters submitted to a vote of the stockholders of Transmeta. Each holder of Series A Preferred Stock will be entitled to receive, when, as and if declared by the board of directors out of funds available, quarterly dividends payable in cash on the first day of March, June, September and December of each year. The Series A Preferred Stock will not be redeemable. If there is a liquidation, dissolution or winding up of the company, the holders of Series A Preferred Stock will be entitled to receive prior and in preference to any distribution to holders of common stock, the amount of $1.00 per share for each share of Series A Preferred Stock held by them, and thereafter, the holders of Series A Preferred Stock will be entitled to receive an aggregate amount per share, equal to 100 times the aggregate amount to be distributed per share to holders of common stock plus an amount equal to any accrued and unpaid dividends. If there is a merger of the company, then each share of Series A Preferred Stock will be exchanged or changed into an amount per share, equal to 100 times the aggregate amount of stock, securities, cash or property into which each share of common stock is changed or exchanged. The powers, preferences and rights of the holders of Series A Preferred Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

      The rights agreement is designed to protect our long-term value for our shareholders during any future unsolicited acquisition attempt. The rights plan may make an unsolicited takeover more difficult or less likely to occur and may prevent a takeover, even though it may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.

Other Obligations to Issue Common Stock

      We have adopted and maintain equity incentive and stock purchase plans pursuant to which we are authorized to issue stock, stock options and other types of compensation for employees, consultants and other persons who provide services to us. Our employees are also given the right to purchase our common stock at favorable purchase prices under some of these plans. As of July 11, 2003, we had outstanding options to acquire approximately 35,625,681 shares of common stock under these plans. We have reserved approximately an additional 3,711,714 shares of common stock for future issuance under these plans.

Anti-Takeover Provisions

Delaware Law

      We are subject to Section 203 of the Delaware General Corporation Law, which, under certain circumstances, may make it more difficult for a person who would be an “Interested Stockholder,” as defined in Section 203, to effect various business combinations with us for a three-year period. Under Delaware law, a corporation’s certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by

Section 203. Our restated certificate of incorporation and bylaws do not exclude us from the restrictions imposed under Section 203.

Charter Provisions

      The board of directors currently consists of seven members. Our restated certificate of incorporation and bylaws provide for a staggered board of directors divided into three classes with the term of office of the first class, Class I, to expire at the 2004 annual meeting of stockholders; the term of office of the second class, Class II, to expire at the 2005 annual meeting of stockholders; the term of office of the third class, Class III, to expire at the 2006 annual meeting of stockholders; and for each term thereafter to expire at each third succeeding annual meeting of stockholders after the corresponding election.

      Our restated certificate of incorporation includes provisions eliminating the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by law. Our bylaws provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions where indemnification is not permitted by applicable law;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

      Our bylaws require that nominations for the board of directors made by the stockholders and proposals by stockholders seeking to have any business conducted at a stockholders’ meeting comply with particular notice procedures. A notice by a stockholder of a planned nomination or of proposed business must generally be given not later than 75 days nor earlier than 105 days prior to the date of the meeting. A stockholder’s notice of nomination must include particular information about the stockholder making the nomination, the beneficial owner, if any, on whose behalf the nomination is made, and the nominee. A stockholder’s notice of business proposed to be brought before the annual meeting must include particular information about the stockholder making the proposal, the beneficial owner, if any, on whose behalf the proposal is made and the business desired to be brought before the meeting.

      Our restated certificate may incorporation provides that any action required or permitted to be taken by the stockholders may be taken only at a duly called annual or special meeting of the stockholders. Special meetings may be called at any time by the board of directors, or upon the request of the chairperson of the board of directors, the chief executive officer, the president or by a majority of the members of the board of directors. Special meetings may not be called by any other person. If a special meeting is called at the request of any authorized person other than by a majority of the board of directors, then a written request to call such a meeting must be submitted to each member of the board of directors, and the board of directors must then determine the time, date and place of such special meeting.

      Our restated certificate of incorporation and bylaws provide that the board of directors may, from time to time, fix the number of directors constituting the board of directors, and only the directors are permitted to fill vacancies on the board of directors.

      Under Delaware law, the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation, as the case may be, requires a greater percentage. Our restated certificate of incorporation requires the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock then entitled to vote at an election of directors, voting together as a single class, to alter, change, amend, repeal or adopt any provision inconsistent with specified provisions of our restated certificate of incorporation.

      Our restated certificate of incorporation and bylaws provide that the board of directors has the power to amend or repeal our bylaws, subject to the right of stockholders to alter and repeal the bylaws adopted or amended by the board of directors. Our bylaws provide that stockholders holding at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock then entitled to vote at an election of directors have the power to adopt, amend or repeal the bylaws.

      The provisions of our restated certificate of incorporation and bylaws discussed above could make more difficult or discourage a proxy contest or the acquisition of control of a substantial block of our stock or the removal of any incumbent member of the board of directors. Such provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Transmeta, even though such an attempt might be beneficial to Transmeta and our stockholders.

Transfer Agent

      The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of our common stock is Mellon Investor Services L.L.C.

PREFERRED STOCK

      Under our certificate of incorporation we have authorized 5,000,000 shares of preferred stock, par value $0.00001 per share. We have designated 2,000,000 shares of preferred stock as Series A Preferred Stock in connection with the stockholder rights agreement, described under “Description of Common Stock” above. At July 17, 2003, no shares of preferred stock were issued or outstanding.

      Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of such class or series, without any further action by the stockholders. Although it has no present intention to do so, our board of directors may issue preferred stock with terms that could adversely affect the voting power of the holders of common stock. If we issue preferred stock, it may have the effect of delaying, deferring or preventing a change of control.

      Each time that we issue a new series of preferred stock, we will file with the SEC a definitive certificate of designations. In addition, the prospectus supplement relating to that new series of preferred stock will specify the particular amount, price and other terms of that new series. These terms will include:

•	the designation of the title of the series;

•	dividend rates;

•	redemption provisions, if any;

•	special or relative rights in the event of liquidation, dissolution, distribution or winding up of Transmeta;

•	sinking fund provisions, if any;

•	whether the preferred stock will be convertible into our common stock or any other of our securities or exchangeable for securities of any other person;

•	voting rights; and

•	any other preferences, privileges, powers, rights, qualifications, limitations and restrictions, not inconsistent with our bylaws.

      The shares of any series of preferred stock will be, when issued, fully paid and non-assessable. The holders of the preferred stock will not have preemptive rights.

Ranking

      Each new series of preferred stock will rank with respect to each other series of our preferred stock as specified in the prospectus supplement relating to that new series of preferred stock.

Dividends

      Holders of each new series of preferred stock will be entitled to receive cash dividends or dividends in kind, if declared by our board of directors out of funds legally available for dividends. For each series of preferred stock, we will specify in the prospectus supplement:

•	the dividend rates;

•	whether the rates will be fixed or variable or both;

•	the dates of distribution of the cash dividends; and

•	whether the dividends on any series of preferred stock will be cumulative or non-cumulative.

Conversion and Exchange

      The prospectus supplement for any new series of preferred stock will state the terms and other provisions, if any, on which shares of the new series of preferred stock are convertible into shares of our common stock or exchangeable for securities of a third party.

Redemption

      We will specify in the prospectus supplement relating to each new series of preferred stock:

•	whether that new series will be redeemable at any time, in whole or in part, at our option or at the option of the holder of the shares of preferred stock;

•	whether that new series will be subject to mandatory redemption under a sinking fund or on other terms; and

•	the redemption prices.

Liquidation Preference

      Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive:

•	distributions upon liquidation in the amount provided in the prospectus supplement relating to that series of preferred stock; plus

•	any accrued and unpaid dividends.

      These payments will be made to holders of preferred stock out of our assets available for distribution to stockholders before any distribution is made on any securities ranking junior to the preferred stock regarding liquidation rights.

      After payment of the full amount of the liquidation preference to which they are entitled, the holders of each series of preferred stock may or may not be entitled to any further participation in any distribution of our assets, as provided in the prospectus supplement relating to that series of preferred stock.

Voting Rights

      The holders of shares of any series of preferred stock will have no voting rights except as indicated in the certificate of designations or prospectus supplement relating to that series or as required by law.

Transfer Agent and Registrar

      We will specify each of the transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each new series of preferred stock in the prospectus supplement relating to that series.

DEBT SECURITIES

      The following description of the terms of the debt securities summarizes some general terms that will apply to the debt securities. The description is not complete, and we refer you to the indentures which we filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

      The debt securities will be either our senior debt securities or our subordinated debt securities. We will issue our debt securities under one or more separate indentures between us and U.S. Bank National Association, as trustee. Senior debt securities will be issued under a senior indenture and subordinated securities will be issued under a subordinated indenture. A copy of the form of each type of indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. The indentures may be supplemented by one or more supplemental indentures. We refer to the senior indenture and the subordinated indenture, together with any supplemental indentures, as the “indentures” throughout the remainder of this prospectus.

      The indentures do not limit the amount of debt securities that we may issue. The indentures provide that debt securities may be issued up to the principal amount that we authorize from time to time. The senior debt securities will be secured or unsecured and will have the same rank as all of our other indebtedness that is not subordinated. The subordinated debt securities will be secured or unsecured and will be subordinated and junior to all senior indebtedness. The terms of the indentures do not contain any covenants or other provisions designed to give holders of any debt securities protection against changes in our operations, financial condition or transactions involving us, but those provisions may be included in the documents that include the specific terms of the debt securities.

      We may issue the debt securities in one or more separate series of senior debt securities and subordinated debt securities. The prospectus supplement relating to the particular series of debt securities being offered will specify the particular amounts, prices and terms of those debt securities. These terms may include:

•	the title of the debt securities;

•	any limit upon the aggregate principal amount of the debt securities;

•	if other than United States dollars, the currency or currencies, including the euro and other composite currencies, in which payments on the debt securities will be payable and whether the holder may elect payment to be made in a different currency;

•	the date or dates when payments on the principal must be made or the method of determining that date or dates;

•	interest rates, and the dates from which interest, if any, will accrue, and the dates when interest is payable and the maturity;

•	the right, if any, to extend the interest payment periods and the duration of the extensions;

•	the places where payments may be made and the manner of payments;

•	any mandatory or optional redemption provisions;

•	any subordination provisions;

•	the denominations in which debt securities will be issued;

•	the terms applicable to any debt securities issued at a discount from their stated principal amount;

•	the currency or currencies of payment of principal or interest; and the period, if any, during which a holder may elect to pay in a currency other than the currency in which the debt securities are denominated;

•	if the amount of payments of principal or interest is to be determined by reference to an index or formula, or based on a coin or currency other than that in which the debt securities are stated to be payable, the manner in which these amounts are determined and the calculation agent, if any;

•	whether the debt securities will be secured or unsecured;

•	whether the debt securities will be issued in fully registered form without coupons or in bearer form, with or without coupons, or any combination of these, and whether they will be issued in the form of one or more global securities in temporary or definitive form;

•	whether and on what terms we will pay additional amounts to holders of the debt securities that are not United States persons in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;

•	the certificates or forms required for the issuance of debt securities in definitive form;

•	the trustees, depositaries, authenticating or paying agents, transfer agents or registrars of the debt securities;

•	any deletions of, or changes or additions to, the events of default or covenants;

•	conversion or exchange provisions, if any, including conversion or exchange prices or rates and adjustments to those prices and rates; and

•	any other specific terms of the debt securities.

      If any debt securities are sold for any foreign currency or currency unit or if any payments on the debt securities are payable in any foreign currency or currency unit, the prospectus supplement will contain any restrictions, elections, tax consequences, specific terms and other information with respect to the debt securities and the foreign currency or currency unit.

      Some of the debt securities may be issued as original issue discount debt securities. Original issue discount securities may bear no interest or bear interest at below-market rates and will be sold at a discount below their stated principal amount and may bear no or below market interest. The applicable prospectus supplement will also contain any special tax, accounting or other information relating to original issue discount securities other kinds of debt securities that may be offered, including debt securities linked to an index or payable in currencies other than United States dollars.

Senior Debt Securities

      Payment of the principal of, premium, if any, and interest on senior debt securities will rank on a parity with all of our other indebtedness that is not subordinated.

Subordinated Debt Securities

      Payment of the principal of, premium, if any, and interest on subordinated debt securities will be junior in right of payment to the prior payment in full of all of our unsubordinated debt, including senior debt securities. We will state in the applicable prospectus supplement relating to any subordinated debt securities the subordination terms of the securities as well as the aggregate amount of outstanding debt, as of the most recent practicable date, that by its terms would be senior to the subordinated debt securities. We will also state in such prospectus supplement limitations, if any, on issuance of additional senior debt. In addition, the subordinated debt securities will be effectively subordinated to creditors and preferred stockholders of our subsidiaries.

Registrar and Paying Agent

      The debt securities may be presented for registration of transfer or for exchange at the corporate trust office of the security registrar or at any other office or agency that we maintain for those purposes. In addition, the debt securities may be presented for payment of principal, interest and any premium at the office of the paying agent or at any office or agency that we maintain for those purposes.

      U.S. Bank National Association, is our designated security registrar and paying agent for the debt securities.

Global Securities

      We may issue the debt securities of a series in whole or in part in the form of one or more global certificates that will be deposited with a depositary we will identify in a prospectus supplement. We may issue global debt securities in either registered or unregistered form and in either temporary or definitive form. We will describe the specific terms of the depositary arrangement with respect to any series of debt securities in the prospectus supplement.

Conversion or Exchange Rights

      Debt securities may be convertible into or exchangeable for shares of our equity securities or equity securities of our subsidiaries or affiliates. The terms and conditions of conversion or exchange will be stated in the applicable prospectus supplement. The terms will include, among others, the following:

•	the conversion or exchange price;

•	the conversion or exchange period;

•	provisions regarding the convertibility or exchangeability of the debt securities, including who may convert or exchange;

•	events requiring adjustment to the conversion or exchange price;

•	provisions affecting conversion or exchange in the event of our redemption of the debt securities; and

•	any anti-dilution provisions, if applicable.

Registered Global Securities

      Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a registered global security may not be transferred except as a whole:

•	by the depositary for that registered global security to its nominee;

•	by a nominee of the depositary to the depositary or another nominee of the depositary; or

•	by the depositary or its nominee to a successor of the depositary or a nominee of the successor.

      The prospectus supplement relating to a series of debt securities will describe the specific terms of the depositary arrangement involving any portion of the series represented by a registered global security.

      We anticipate that the following provisions will apply to all depositary arrangements for debt securities:

•	ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for that registered global security, these persons being referred to as “participants”, or persons that may hold interests through participants;

•	upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the debt securities represented by the registered global security beneficially owned by the participants;

•	any dealers, underwriters or agents participating in the distribution of the debt securities will designate the accounts to be credited; and

•	ownership of beneficial interest in that registered global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary for that registered global security for interests of participants and on the records of participants for interests of persons holding through participants.

      The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in registered global securities.

      So long as the depositary for a registered global security, or its nominee, is the registered owner of that registered global security, the depositary or that nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the indenture. Except as stated below, owners of beneficial interests in a registered global security:

•	will not be entitled to have the debt securities represented by a registered global security registered in their names;

•	will not receive or be entitled to receive physical delivery of the debt securities in definitive form; and

•	will not be considered the owners or holders of the debt securities under the indenture.

      Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the indenture.

      We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

      We will make payments of principal and premium, if any, and interest, if any, on debt securities represented by a registered global security registered in the name of a depositary or its nominee to the depositary or its nominee as the registered owners of the registered global security. None of us, the trustee or any other of our agents or agents of the trustee will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

      We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payments of principal and premium, if any, and interest, if any, in respect of the registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary. We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security held through the participants, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name”. We also expect that any of these payments will be the responsibility of the participants.

      If the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary or stops being a clearing agency registered under the Exchange Act, we will appoint an eligible successor depositary. If we fail to appoint an eligible successor depositary within 90 days, we will issue the debt securities in definitive form in exchange for the registered global security. In addition, we may at any time and in our sole discretion decide not to have any of the debt securities of a series represented by one or more registered global securities. In that event, we will issue debt securities of the series in a definitive form in exchange for all of the registered global securities representing the debt securities. The trustee will register any debt securities issued in definitive form in exchange for a registered global security in the name or names as the depositary, based upon instructions from its participants, will instruct the trustee.

      We may also issue bearer debt securities of a series in the form of one or more global securities, referred to as “bearer global securities”. We will deposit these securities with a common depositary, or with a nominee for the depositary identified in the prospectus supplement relating to the series. The prospectus supplement relating to a series of debt securities represented by a bearer global security will describe the applicable terms and procedures. These will include the specific terms of the depositary arrangement and any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security, in proportion to the series represented by a bearer global security.

Merger, Consolidation or Sale of Assets

      Under the terms of the indentures, we may consolidate or merge with another company, or sell, lease or convey all or substantially all our assets to another company, if

•	Transmeta is the continuing entity; or

•	Transmeta is not the continuing entity, and

•	the successor entity is organized under the laws of the United States of America and expressly assumes all payments on all of the debt securities and the performance and observance of all the covenants and conditions of the applicable indenture; and

•	the merger, sale of assets or other transaction must not cause a default on the debt securities and we must not already be in default.

Events of Default

      Unless otherwise provided for in the prospectus supplement, the term “event of default”, when used in the indentures means any of the following:

•	failure to pay interest for 30 days after the date payment is due and payable; however, if we extend an interest payment period under the terms of the debt securities, the extension will not be a failure to pay interest;

•	failure to pay principal or premium, if any, on any debt security when due, either at maturity, upon any redemption, by declaration or otherwise;

•	failure to make sinking fund payments, if any, when due;

•	failure to perform other covenants for 60 days after notice that performance was required;

•	certain events in bankruptcy, insolvency or reorganization of our company; or

•	any other event of default provided in the applicable resolution of our board of directors or the supplemental indenture under which we issue a series of debt securities.

      An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. If an event of default relating to the payment of interest, principal or any sinking fund installment involving any series of debt securities has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of each affected series may declare the entire principal of all the debt securities of that series to be due and payable immediately.

      If an event of default relating to the performance of other covenants occurs and is continuing for a period of 60 days after notice of that event of default, or if any other event of default occurs and is continuing involving all of the series of senior debt securities, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of senior debt securities may declare the entire principal amount of all of the series of senior debt securities due and payable immediately.

      Similarly, if an event of default relating to the performance of other covenants occurs and is continuing for a period of 60 days after notice, or if any other event of default occurs and is continuing involving all of the series of subordinated debt securities, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of subordinated debt securities may declare the entire principal amount of all of the series of subordinated debt securities due and payable immediately.

      If, however, the event of default relating to the performance of other covenants or any other event of default that has occurred and is continuing is for less than all of the series of senior debt securities or subordinated debt securities, then, the trustee or the holders of not less than 25% in aggregate principal amount of each affected series of the senior debt securities or the subordinated debt securities, as the case may be, may declare the entire principal amount of all debt securities of that affected series due and payable immediately. The holders of not less than a majority, or any applicable supermajority, in aggregate principal amount of the debt securities of a series may, after satisfying conditions, rescind and annul any of the above-described declarations and consequences involving the series.

      If an event of default relating to events in bankruptcy, insolvency or reorganization occurs and is continuing, then the principal amount of all of the debt securities outstanding, and any accrued interest, will automatically become due and payable immediately, without any declaration or other act by the trustee or any holder.

      Each indenture imposes limitations on suits brought by holders of debt securities against us. Except for actions for payment of overdue principal or interest, no holder of debt securities of any series may institute any action against us under each indenture unless:

•	the holder has previously given to the trustee written notice of default and continuance of that default;

•	the holders of at least 25% in principal amount of the outstanding debt securities of the affected series have requested that the trustee institute the action;

•	the requesting holders have offered the trustee reasonable indemnity for expenses and liabilities that may be incurred by bringing the action;

•	the trustee has not instituted the action within 60 days of the request; and

•	the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding debt securities of the series.

      We will be required to file annually with the trustee a certificate, signed by an officer of our company, stating whether or not the officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of an indenture.

Discharge, Defeasance and Covenant Defeasance

      We can discharge or defease our obligations under the indentures as stated below or as provided in the prospectus supplement.

      Unless otherwise provided in the applicable prospectus supplement, we may discharge obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms to become due and payable, or are scheduled for redemption, within one year. We may effect a discharge by irrevocably depositing with the trustee cash or United States government obligations, as trust funds, in an amount certified to be enough to pay when due, whether at maturity, upon redemption or otherwise, the principal of, premium, if any, and interest on the debt securities and any mandatory sinking fund payments.

      Unless otherwise provided in the applicable prospectus supplement, we may also discharge any and all of our obligations to holders of any series of debt securities at any time, which we refer to as “defeasance”. We may also be released from the obligations imposed by any covenants of any outstanding series of debt securities and provisions of the indentures, and we may omit to comply with those covenants without creating an event of default under the trust declaration, which we refer to as “covenant defeasance”. We may effect defeasance and covenant defeasance only if, among other things:

•	we irrevocably deposit with the trustee cash or United States government obligations, as trust funds, in an amount certified to be enough to pay at maturity, or upon redemption, the principal, premium, if any, and interest on all outstanding debt securities of the series;

•	we deliver to the trustee an opinion of counsel from a nationally recognized law firm to the effect that (a) in the case of covenant defeasance, the holders of the series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance, and will be subject to tax in the same manner and at the same times as if no covenant defeasance had occurred and (b) in the case of defeasance, either we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in applicable United States federal income tax law, and based on that ruling or change, the holders of the series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance and will be subject to tax in the same manner as if no defeasance had occurred; and

•	in the case of subordinated debt securities, no event or condition will exist that, based on the subordination provisions applicable to the series, would prevent us from making payments of principal of, premium, if any, and interest on any of the applicable subordinated debt securities at the date of the irrevocable deposit referred to above or at any time during the period ending on the 91st day after the deposit date.

      Although we may discharge or decrease our obligations under the indentures as described in the two preceding paragraphs, we may not avoid, among other things, our duty to register the transfer or exchange of any series of debt securities, to replace any temporary, mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of any series of debt securities.

Modification of the Indenture

      Except as provided in the prospectus supplement, each indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

•	secure any debt securities;

•	evidence the assumption by a successor corporation of our obligations and the conversion of any debt securities into the capital stock of that successor corporation, if the terms of those debt securities so provide;

•	add covenants for the protection of the holders of debt securities;

•	cure any ambiguity or correct any inconsistency in the indenture;

•	establish the forms or terms of debt securities of any series; and

•	evidence and provide for the acceptance of appointment by a successor trustee.

      Each indenture also provides that we and the trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of all series of senior debt securities or of subordinated debt securities then outstanding and affected, voting as one class, add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the indenture or modify in any manner the rights of the holders of the debt securities. We and the trustee may not, however, without the consent of the holder of each outstanding debt security affected:

•	extend the stated maturity of any debt security;

•	reduce the principal amount or premium, if any;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable on redemption;

•	change the currency in which the principal, unless otherwise provided for a series, premium, if any, or interest is payable;

•	reduce the amount of the principal of any debt security issued with an original issue discount that is payable upon acceleration or provable in bankruptcy;

•	impair the right to institute suit for the enforcement of any payment on any debt security when due; or

•	reduce the percentage of holders of debt securities of any series whose consent is required for any modification of the indenture for any such series.

Concerning the Trustee

      Each indenture provides that there may be more than one trustee under the indenture, each for one or more series of debt securities. If there are different trustees for different series of debt securities, each trustee will be a trustee of a trust under the indentures separate and apart from the trust administered by any other trustee under the indenture. Except as otherwise indicated in this prospectus or any prospectus supplement, any action permitted to be taken by a trustee may be taken by that trustee only on the one or more series of debt securities for which it is the trustee under the indenture. Any trustee under the indentures may resign or be removed from one or more series of debt securities. All payments of principal of, premium, if any, and interest on, and all registration, transfer, exchange, authentication and delivery of, the debt securities of a series may be effected by the trustee for that series at an office or agency designated by the trustee of that series in New York, New York.

      If the trustee becomes a creditor of our company, each indenture places limitations on the right of the trustee to obtain payment of claims or to realize on property received in respect of any such claim as security or otherwise. The trustee may engage in other transactions. If it acquires any conflicting interest relating to any duties concerning the debt securities, however, it must eliminate the conflict or resign as trustee.

      The holders of a majority in aggregate principal amount of any series of debt securities then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee concerning the applicable series of debt securities, so long as the direction:

•	would not conflict with any rule of law or with the applicable indenture;

•	would not be unduly prejudicial to the rights of another holder of the debt securities; and

•	would not involve any trustee in personal liability.

      Each indenture provides that if an event of default occurs, is not cured and is known to any trustee, the trustee must use the same degree of care as a prudent person would use in the conduct of his or her own affairs in the exercise of the trust’s power. The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities, unless they have offered to the trustee security and indemnity satisfactory to the trustee.

No Individual Liability of Incorporators, Stockholders, Officers or Directors

      Each indenture provides that no incorporator and no past, present or future stockholder, officer or director of our company or any successor corporation in those capacities will have any individual liability for any of our obligations, covenants or agreements under the debt securities or such indenture.

Governing Law

      The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

WARRANTS

      We may issue warrants, including equity warrants, which are warrants to purchase common stock or preferred stock, and debt warrants, which are warrants to purchase debt securities.

      Each series of warrants will be issued either directly or under a separate warrant agreement to be entered into between a warrant agent and us. The warrant agent will act solely as our agent in connection with a series of warrants and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. The following describes the general terms and provisions of the warrants offered by this prospectus. The applicable prospectus supplement will describe any other terms of the warrant and the applicable warrant agreement.

Equity Warrants

      The applicable prospectus supplement will describe the terms of any equity warrants, including the following:

•	the title and aggregate number of the equity warrants;

•	any offering price of the equity warrants;

•	the designation and terms of any shares of preferred stock that are purchasable upon exercise of the equity warrants;

•	if applicable, the designation and terms of the securities with which the equity warrants are issued and the number of the equity warrants issued with each security;

•	if applicable, the date from and after which the equity warrants and any securities issued with those warrants will be separately transferable;

•	the number of shares of common stock or preferred stock purchasable upon exercise of an equity warrant and the price;

•	the time or period when the equity warrants are exercisable and the final date on which the equity warrants may be exercised and terms regarding any of our rights to accelerate this final date;

•	if applicable, the minimum or maximum amount of the equity warrants exercisable at any one time;

•	any currency or currency units in which the offering price and the exercise price are payable;

•	any applicable anti-dilution provisions of the equity warrants;

•	any applicable redemption or call provisions; and

•	any additional terms of the equity warrants not inconsistent with the provisions of the equity warrant agreement.

Debt Warrants

      The applicable prospectus supplement will describe the terms of any debt warrants, including the following:

•	the title and aggregate number of the debt warrants;

•	any offering price of the debt warrants;

•	the number of debt warrants and debt securities that will be separately transferable;

•	any date on and after which the debt warrants and debt securities will be separately transferable;

•	the title, total principal amount, ranking and terms, including subordination and conversion provisions, of the underlying debt securities that may be purchased upon exercise of the debt warrants;

•	the time or period when the debt warrants are exercisable, the minimum or maximum amount of debt warrants that may be exercised at any one time and the final date on which the debt warrants may be exercised;

•	the principal amount of underlying debt securities that may be purchased upon exercise of each debt warrant and the price, or the manner of determining the price, at which the principal amount may be purchased upon exercise;

•	the terms of any right to redeem or call the debt warrants;

•	any book-entry procedure information;

•	any currency or currency units in which the offering price and the exercise price are payable; and

•	any other terms of the debt warrants not inconsistent with the provisions of the debt warrant agreement.

LEGAL MATTERS

      Certain legal matters with respect to the securities will be passed upon for us by Fenwick & West LLP, Mountain View, California. Members of the firm of Fenwick & West LLP hold a total of 46,011 shares of our common stock.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC’s EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC’s principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

      We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to: Transmeta Corporation, 3990 Freedom Circle, Santa Clara, California 95054, Attention: Investor Relations, Telephone: (408) 919-3000.

DOCUMENTS INCORPORATED BY REFERENCE

      The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus the information contained in the following documents:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC on March 27, 2003;

•	our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2003, filed with the SEC on May 12, 2003;

•	the current report on Form 8-K filed with the SEC on May 9, 2003;

•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on October 20, 2000 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description;

•	the description of our stock purchase rights contained in our registration statement on Form 8-A filed with the SEC on January 16, 2002 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

•	all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the registration statement of which this prospectus is a part until all of the securities that we may offer with this prospectus are sold.

      You may obtain copies of those documents from us, free of cost, by contacting us at the address or telephone number provided in “Where You Can Find More Information” immediately above.

      Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

PROSPECTUS SUPPLEMENT

Needham & Company, Inc.

A.G. Edwards & Sons, Inc.	U.S. Bancorp Piper Jaffray

December 17, 2003